Z-

02038148 -01

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

1- Resorts International Hotel and Casino, Inc. Exact Name of Registrant as Specified in Charter	0001141271 Registrant CIK Number
2- Resorts International Hotel, Inc. -01 Exact Name of Registrant as Specified in Charter	0000841281 Registrant CIK Number
3- New Pier Operating Company, Inc. -02 Exact Name of Registrant as Specified in Charter	0001171750 Registrant CIK Number
Registration Statement on Form S-4 Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part	333-87206 SEC File Number

1045579.1

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlantic City, New Jersey on the 30th day of May 2002.

RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

By: Joseph A. D'Amato

Name: Joseph A. D'Amato

Title: Vice President

RESORTS INTERNATIONAL HOTEL, INC.

By: Joseph A. D'Amato

Name: Joseph A. D'Amato

Title: Chief Financial Officer and Senior Vice President of Finance

NEW PIER OPERATING COMPANY, INC.

By: Joseph A. D'Amato

Name: Joseph A. D'Amato

Title: Senior Vice President of Finance, Chief Financial Officer and Secretary

Item 21. Exhibits and Financial Statement Schedules.

(a) **Exhibits**

Exhibit No	Description of Exhibits
3.1	Certificate of Incorporation of Resorts International Hotel and Casino, Inc.*
3.2	Certificate of Amendment of Certificate of Incorporation of Resorts International Hotel and Casino, Inc.*
3.3	By-Laws of Resorts International Hotel and Casino, Inc.*
4.1	Form of Resorts International Hotel and Casino, Inc. Stock Certificate.*
4.2	Indenture, dated March 22, 2002, among Resorts International Hotel and Casino, Inc., as Issuer, the guarantors named therein, and Bankers Trust Company, as Trustee, including the forms of the 11 ½% First Mortgage Notes due 2009.***
4.3	Intentionally omitted.
4.4	Form of 11 ½% First Mortgage Notes due 2009.***
4.5	Registration Rights Agreement, dated March 22, 2002, among Resorts International Hotel and Casino, Inc., the guarantors named therein, and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the initial purchasers named therein.***
4.6	Exchange Agent Agreement between Resorts International Hotel and Casino, Inc., the guarantors named therein, and Bankers Trust Company, as Exchange Agent.
5.1	Opinion of Willkie Farr & Gallagher.
5.2	Opinion of Wilentz Goldman & Spitzer, P.A.
8.1	Opinion of Willkie Farr & Gallagher with respect to certain tax matters.
10.1	Purchase Agreement, dated October 30, 2000, by and among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*
10.2	First Amendment to the Purchase Agreement, dated February 28, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*
10.3	Second Amendment to the Purchase Agreement, dated April 5, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*
10.4	Third Amendment to the Purchase Agreement, dated April 24, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*
10.5	Option Agreement, dated April 25, 2001, by and between Colony RIH Acquisitions, Inc. and Sun International North America, Inc.*
10.6	Lease Agreement, dated April 25, 2001, by and between Sun International North America, Inc. and Colony RIH Acquisitions, Inc.*
10.7	Form of Indemnification Agreement.*
10.8	Form of Securities Purchase Agreement.***
10.9	Vice Chairman Agreement, dated April 25, 2001, by and among Nicholas L. Ribis and Colony RIH Acquisitions, Inc.*
10.10	2001 Omnibus Stock Incentive Plan, dated April 25, 2001, by and between Colony RIH Holdings, Inc. and Nicholas L. Ribis.**
10.11	Employment Agreement, dated October 1, 2001, by and between Resorts International Hotel, Inc. and Audrey S. Oswell.**

Exhibit No	Description of Exhibits
10.12	Employment Agreement, dated October 1, 2001, by and between Resorts International Hotel, Inc. and Joseph A. D'Amato.**
10.13	Employment Agreement, dated October 1, 2001, by and between Resorts International Hotel, Inc. and Nicholas Amato.**
10.14	Employment agreement, dated October 1, 2001, by and between Resorts International Hotel, Inc. and Rosalind Krause.**
10.15	2001 Omnibus Stock Incentive Plan.**
10.16	2001 Omnibus Stock Incentive Plan, dated October 1, 2001, by and between Colony RIH Holdings, Inc. and Audrey S. Oswell.**
10.17	2001 Omnibus Stock Incentive Plan, dated October 1, 2001, by and between Colony RIH Holdings, Inc. and Joseph A. D'Amato.**
10.18	2001 Omnibus Stock Incentive Plan, dated October 1, 2001, by and between Colony RIH Holdings, Inc. and Nicholas Amato.**
10.19P	Guaranteed Maximum Price Agreement, dated March 12, 2002, between Resorts International Hotel, Inc. and Perini Building Company.
10.20	Disbursement Agreement, dated March 22, 2002, among Resorts International Hotel and Casino, Inc. and Bankers Trust Company, as disbursement agent and trustee.***
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Ratio.
16.1	Acknowledgement of Arthur Andersen, LLP.*
21.1	Subsidiaries of the registrant.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Arthur Andersen LLP.
24.1	Power of Attorney with respect to Resorts International Hotel and Casino, Inc. (included in the signature pages hereto).***
24.2	Power of Attorney with respect to Resorts International Hotel, Inc. (included in the signature pages hereto).***
24.3	Power of Attorney with respect to New Pier Operating Company, Inc. (included in the signature pages hereto).***
25.1	Statement of Eligibility of Trustee.***
25.2	Amendment No. 1 to Statement of Eligibility of Trustee.***
99.1	Form of Letter of Transmittal.***
99.2	Form of Notice of Guaranteed Delivery.***
99.3	Form of Letter to Clients.***
99.4	Form of Letter to Nominees.***

* Incorporated by reference to the Registrant's Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001.

** Incorporated by reference to the Registrant's Form 10-Q filed December 14, 2001 (File No. 000-32987), as amended by Amendment No. 1, filed February 20, 2002.

*** Incorporated by reference to the Registrant's Form S-4 filed April 29, 2002 (File No. 333-87206).

P Filed as paper filing pursuant to Hardship Exemption under Rule 202 of Regulation S-T under the Securities Act.

In accordance with Rule 202 of the Regulation S-T, this Exhibit 10.19, Guaranteed Maximum Price Agreement, to Form S-4, File Number 333-87206, filed April 29, 2002, is being filed in paper pursuant to a continuing hardship exemption.

BEST AVAILABLE COPY

AIA Document A121/CMc and AGC Document 565

Standard Form of Agreement Between Owner and Construction Manager

where the Construction Manager *is also*

THE CONSTRUCTOR

1991 Edition- Electronic Format

THIS DOCUMENT HAS IMPORTANT LEGAL CONSEQUENCES: CONSULTATION WITH AN ATTORNEY IS ENCOURAGED WITH RESPECT TO ITS COMPLETION OR MODIFICATION. AUTHENTICATION OF THIS ELECTRONICALLY DRAFTED AIA DOCUMENT MAY BE MADE BY USING AIA DOCUMENT D401.

The 1987 Edition of AIA Document A201, General Conditions of the Contract for Construction, is referred to herein. This Agreement requires modification if other general conditions are utilized.

GUARANTEED MAXIMUM PRICE AGREEMENT
made as of the 12th day of March in the year of 2002
(In words, indicate day, month and year)

BETWEEN the Owner:
(Name and address)
Resorts International Hotel, Inc.
1133 Boardwalk
Atlantic City, New Jersey 08401

and the Construction Manager:
(Name and address)
Perini Building Co.
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

The Project is:
(Name, address and brief description)
Construction of a 27 story, 458 room hotel (408 keys-finished and 50 keys-shell only, including the Presidential Suites) and casino expansion of Resorts, Atlantic City, with podium connecting new tower to existing casino (second floor to be shell only for future fit-out) at 1133 Boardwalk, Atlantic City, New Jersey 08401, with the Guaranteed Maximum Price Budget of $89,134,837.00.

The Architect is:
(Name and address)
Bergman & Walls Associates, Ltd.
2965 South Jones Blvd., Suite C
Las Vegas, Nevada 89146

The Owner and Construction Manager agree as set forth below.

Table of Contents

Standard Form of Agreement Between Owner and Construction Manager Where the Construction Manager is also the Constructor

ARTICLE 1
GENERAL PROVISIONS

1.1 RELATIONSHIP OF PARTIES

The Construction Manager accepts the relationship of trust and confidence established with the Owner by this Agreement, and covenants with the Owner to furnish the Construction Manager's reasonable skill and judgment as a skilled, professional construction manager, and to cooperate with the Architect in furthering the interests of the Owner. The Construction Manager shall furnish construction administration and management services and use the Construction Manager's best efforts to perform the Project in an expeditious and economical manner consistent with the Contract Documents and the interests of the Owner. However, it is recognized that the Construction Manager is not a licensed design professional and shall not be responsible for design, or any errors or omissions of the Architect, engineers or other design consultants of Owner. The Owner shall endeavor to promote harmony and cooperation among the Owner, Architect, Construction Manager and other persons or entities employed by the Owner for the Project. All communications between Subcontractors on the one hand and Owner, Construction Manager and Architect on the other hand shall be made through the Construction Manager.

1.2 GENERAL CONDITIONS

For the Construction Phase, the General Conditions of the Contract shall be the ~~1987~~ 1997 Edition of AIA Document A201, General Conditions of the Contract for Construction, as amended by the parties, and attached hereto (hereinafter, the "AIA Document A201"), which is incorporated herein by reference. For the Preconstruction Phase, or in the event that the Preconstruction and Construction Phases proceed concurrently, AIA Document A201 shall apply to the Preconstruction Phase only as specifically provided in this Agreement. The Owner and Construction Manager agree that this Agreement is contingent upon the parties hereto agreeing upon appropriate modifications to AIA Document A201 on or before March 19, 2002. The parties shall negotiate in good faith to reach agreement by said date, but if no agreement is reached by said date, either party may terminate this Agreement by written notice to the other party. All references in this Agreement to AIA Document A201shall mean AIA Document A201, as so modified. The term "Contractor" as used in AIA Document A201 shall mean the Construction Manager.

ARTICLE 2
CONSTRUCTION MANAGER'S RESPONSIBILITIES

The Construction Manager shall perform the services described in this Article. The services to be provided under Paragraphs 2.1 and 2.2 constitute the Preconstruction Phase services. If the Owner and Construction Manager agree, after consultation with the Architect, the Construction Phase may commence before the Preconstruction Phase is completed, in which case both phases shall proceed concurrently.

2.1 PRECONSTRUCTION PHASE

2.1.1 PRELIMINARY EVALUATION

The Construction Manager shall provide a preliminary evaluation of the Owner's program and Project budget requirements, each in terms of the other. The Construction Manager has submitted a preliminary cost estimate to Owner and the Architect and if requested by Owner, shall work with Owner and Architect to revise and amend the Contract Documents to bring the Cost of the Work within the project cost estimates.

2.1.2 CONSULTATION

The Construction Manager with the Architect shall jointly schedule and attend regular meetings with the Owner and Architect. The Construction Manager shall consult with the Owner and Architect regarding preparation of the Drawings and Specifications, site use and improvements, and the selection of materials, building systems and equipment. The Construction Manager shall provide recommendations on construction feasibility; actions designed to minimize adverse effects of labor or material shortages; time requirements for procurement, installation and construction completion; and factors related to construction cost including estimates of alternative designs or materials, preliminary budgets and possible economies.

2.1.3 PRELIMINARY PROJECT SCHEDULE

When Project requirements described in Subparagraph 3.1.1 have been sufficiently identified, the Construction Manager shall prepare, and periodically update (bi-weekly, or more often should the schedule be materially altered), a preliminary Project schedule for the Architect's review and the Owner's approval. ~~The Construction Manager shall obtain the Architect's approval of the portion of the preliminary Project schedule relating to the performance of the Architect's services.~~ The Construction Manager shall coordinate and integrate the preliminary Project schedule with the services and activities of the Owner, Architect and Construction Manager. As design proceeds, the preliminary Project schedule shall be updated to indicate proposed activity sequences and durations, milestone dates for receipt and approval of pertinent information, submittal of a Guaranteed Maximum Price proposal, preparation and processing of shop drawings and samples, delivery of materials or equipment requiring long-lead time procurement, Owner's occupancy requirements showing portions of the Project having occupancy priority, and proposed date of Substantial Completion. If preliminary Project schedule updates indicate that previously approved schedules may not be met, the Construction Manager shall make appropriate recommendations to the Owner and Architect.

2.1.4 PHASED CONSTRUCTION

The Construction Manager shall make recommendations to the Owner and Architect regarding the phased issuance of Drawings and Specifications to facilitate phased construction of the Work, as well as fast-track construction, if such phased construction or fast-track construction is appropriate for the Project, taking into consideration such factors as economies, time of performance, availability of labor and materials, and provisions for temporary facilities. Such recommendations shall give due consideration to (i) ease and degree of enforcement of vendors' and contractors' guaranties and warranties, (ii) minimizing the ability of Subcontractors to shift blame for delays, improper integration of Work into the

Project and defects in materials and workmanship, (iii) minimizing jurisdictional overlap or disputes for enforcement of the Contracts and friction among work forces, (iv) community relations, (v) factory versus on-site production costs, (vi) shipping costs and size limitations, (vii) building code restrictions, and (viii) efficient phasing of procurement and construction. Further, the Construction Manager shall review the Drawings and Specifications with the Architect to minimize areas of conflict or overlapping to be performed by the Subcontractors.

2.1.5 PRELIMINARY COST ESTIMATES

2.1.5.1 When the Owner has sufficiently identified the Project requirements and the Architect has prepared other basic design criteria, the Construction Manager shall prepare, for the review of the Architect and approval of the Owner, a preliminary cost estimate utilizing area, volume or similar conceptual estimating techniques.

2.1.5.2 When Schematic Design Documents have been prepared by the Architect, reviewed by the Construction Manager for any obvious errors, inconsistencies, omissions (and any necessary recommendations made therefor), and approved by the Owner, the Construction Manager shall prepare for the review of the Architect and approval of the Owner, a more detailed estimate with supporting data. During the preparation of the Design Development Documents, the Construction Manager shall update and refine this estimate at appropriate intervals agreed to by the Owner, Architect and Construction Manager.

2.1.5.3 When Design Development Documents have been prepared by the Architect, reviewed by the Construction Manager for any obvious errors, inconsistencies, omissions (and any necessary recommendations made therefor), and approved by the Owner, the Construction Manager shall prepare a detailed estimate with supporting data for review by the Architect and approval by the Owner. If, subsequent to the Owner's approval of the Design Development Documents, the Construction Manager, in preparing its detailed estimate, discovers errors, inconsistencies or omissions, it shall notify the Owner of same; the Owner shall cause the Design Development Documents to be revised appropriately, and the Construction Manager will adjust the detailed estimate in accordance with the revised Design Development Documents. During the preparation of the Construction Documents, the Construction Manager shall update and refine this estimate at appropriate intervals agreed to by the Owner, Architect and Construction Manager.

2.1.5.4 If any estimate submitted to the Owner exceeds previously approved estimates or the Owner's budget, the Construction Manager shall make appropriate recommendations to the Owner and Architect, and recommend amendments and revisions to the Contract Documents to bring the estimated Cost of the Work within the limits of the Owner's budget.

2.1.6 SUBCONTRACTORS AND SUPPLIERS

The Construction Manager shall seek to develop subcontractor interest in the Project and shall furnish to the Owner and Architect for their information a list of possible subcontractors, including suppliers who are to furnish materials or equipment fabricated to a special design, from whom proposals will be requested for each principal portion of the Work. The Architect or the Owner will promptly reply in writing to the Construction Manager if the Architect or Owner know of any objection to such subcontractor or supplier. The receipt of such list shall not require the Owner or Architect to investigate the qualifications of proposed subcontractors or suppliers, nor shall it waive the right of the Owner or Architect later to object to or reject any proposed subcontractor or supplier. Except as otherwise approved by Owner, Construction Manager shall recommend five (5) Subcontractors, if available, but not less than three (3) Subcontractors, in any case, to be approved by Owner, for each of the major trades (e.g., electrical, plumbing, HVAC, millwork, flooring, sprinkler, drywall, ceilings and painting), and four (4) Subcontractors, if available, but not less than three (3) Subcontractors, in any case, to perform any and all other Work necessary to complete the Project. With the assistance of the Architect, Construction Manager shall prepare and issue bidding documents, conduct pre-bid conferences if requested by potential bidders to familiarize such bidders with the bidding documents, management techniques and with any special systems, materials, or methods required in connection with the construction of the Project. Bidding shall be coordinated by the Construction Manager so as to achieve maximum competition among qualified bidders in order to obtain the most reasonable price for the Work.

Upon receipt by Construction Manager of the bids, the Construction Manager shall prepare bid analyses and make recommendations to Owner for the award of the contracts, including recommendations regarding Subcontractors and material suppliers, if known, proposed to be used by each bidder. At such time as Construction Manager, with recommendations from Owner, has selected the bidders to act as Subcontractors for the Work on the Project, Construction Manager shall prepare the contracts with the Subcontractors (referred to herein as "Subcontracts") and verify that, taken as a whole, all of the Work is provided for and is properly coordinated, and that all other responsibilities, temporary facilities, safety programs, equal employment opportunities, insurance, etc. are included and assigned to the appropriate Subcontractor. The Construction Manager shall submit the form of such Subcontracts to Owner for Owner's reasonable approval prior to Construction Manager's utilization of same. Upon completion of negotiation of each Subcontract, Construction Manager shall enter into such Subcontract with the successful bidder. All Subcontracts, any amendments, modifications or changes thereto, and the termination of any

Subcontract shall be subject to the prior written notification of Owner.

2.1.7 LONG-LEAD TIME ITEMS

The Construction Manager shall recommend to the Owner and Architect a schedule for procurement of long-lead time items which will constitute part of the Work as required to meet the Project schedule. If such long-lead time items are procured by the Owner, they shall be procured on terms and conditions acceptable to the Construction Manager. Upon the Owner's acceptance of the Construction Manager's Guaranteed Maximum Price proposal, all contracts for such items shall be assigned by the Owner to the Construction Manager, who shall accept responsibility and liability (providing the terms and conditions of the contract/purchase orders being assigned are consistent with the terms and conditions of the Contract) for such items as if procured by the Construction Manager. The Construction Manager shall expedite the delivery of long-lead time items.

2.1.8 EXTENT OF RESPONSIBILITY

The Construction Manager agrees to exercise reasonable skill and judgment in the preparation of schedules and estimates, but does not warrant or guarantee estimates and schedules except as may be included as part of the Guaranteed Maximum Price. The recommendations and advice of the Construction Manager concerning design alternatives shall be subject to the review and approval of the Owner and the Owner's other professional consultants. It is not the Construction Manager's responsibility to ascertain that the Drawings and Specifications are in accordance with applicable laws, statutes, ordinances, building codes, rules and regulations. However, if the Construction Manager recognizes that portions of the Drawings and Specifications are at variance therewith, the Construction Manager shall promptly notify the Architect and Owner in writing.

2.1.9 EQUAL EMPLOYMENT OPPORTUNITY AND AFFIRMATIVE ACTION

The Construction Manager shall comply with applicable laws, regulations and special requirements of the Contract Documents regarding equal employment opportunity and affirmative action programs.

2.1.10 OTHER SERVICES

Construction Manager shall review designs during their development by the Architect and advise on selection of materials, building systems, and equipment, methods of project delivery, provide recommendations on value engineering, the relative feasibility of construction methods, availability of materials and labor, time requirements for procurement, installation and construction, and factors relating to cost, including, but not limited to, the cost of alternative designs on materials, preliminary budgets and possible economics.

2.2 GUARANTEED MAXIMUM PRICE PROPOSAL AND CONTRACT TIME

2.2.1 ~~When the Drawings and Specifications are sufficiently complete, the~~ The Construction Manager shall propose a Guaranteed Maximum Price, which shall be the sum of the estimated Cost of the Work and the Construction Manager's Fee, for incorporation into this Contract, as stated in the Addendum attached hereto and made a part hereof. The Guaranteed Maximum Price shall be based upon Drawings and Specifications and other associated documents (if any) that shall be (for each trade) sufficiently complete to procure accurate Subcontractor pricing. At the time of execution of this Agreement the parties acknowledge that Guaranteed Maximum Price Budget for the Project shall not exceed Eighty-Nine Million One Hundred Thirty-Four Thousand Eight Hundred Thirty-Seven and 00/100 Dollars ($89,134,837.00). The Guaranteed Maximum Price Budget is for performance of the Work in accordance with the Expansion and Enhancement Updated Budget No. 2 for the Project, dated August 9, 2001, prepared by the Construction Manager, and included by reference and incorporated herein as if set forth in full. The Owner and Construction Manager acknowledge that as of the date of this Agreement, the parties have not finalized all materials and information necessary to further optimize the Guaranteed Maximum Price. The parties agree to continue to work together in good faith to ensure that the Guaranteed Maximum Price Budget is not exceeded (other than through approved changes. The Owner agrees that, if necessary, and at no cost to the Construction Manager, the Architect and other design consultants shall modify the design to ensure that its cost is within the Guaranteed Maximum Price Budget. In such case, the Construction Manager agrees that it shall produce additional trade estimates of the Cost of the Work in conjunction with such design modifications, at no additional cost to the Owner, to modify the Guaranteed Maximum Price Budget accordingly.

2.2.1.1 The Guaranteed Maximum Price shall include (a) a trade breakdown annexed thereto including budgeted amounts for each divisions of the Work required for the Project, including the Construction Manager's reimbursable costs as itemized in Paragraph 6.1 herein ("Reimbursable Costs"), Construction Manager's Fee and the Contingency (as hereinafter defined); (b) copies of the Construction Manager's cost estimates for uncontracted Work covered by the Guaranteed Maximum Price; and (c) copies of all written contracts and/or proposals received from the Subcontractors and vendors for the Work covered by the Guaranteed Maximum Price. The trade breakdown shall be accompanied by a list of qualifications, allowances or alternates (as applicable) and exclusions. Upon the Owner's acceptance of the Guaranteed Maximum Price, the Owner acknowledges that those qualifications, allowances, or alternates and exclusions shall become a part of and conditions of the Guaranteed Maximum Price.

2.2.1.2 The Guaranteed Maximum Price accepted by the Owner is being provided for the total Cost of the Work for the Project, and not the cost for each or any division thereof. As subsequent contracts, purchase orders or other fixed contract prices are obtained and are awarded for each of the separately priced divisions of the Work required for the Project as shown in the trade breakdown, the trade breakdown shall be adjusted as follows:

(a) If the cost of any division as awarded is less than the amount shown on the trade breakdown, the amount indicated on the trade breakdown for such item shall be reduced by an amount equal to the difference between such cost and the amount shown on the trade breakdown for such item and the Contingency shall be increased by the same amount. The Guaranteed Maximum Price shall not be adjusted.

(b) If the cost of any division is greater than the amount shown on the trade breakdown, to the extent that the Contingency is sufficient, the amount shown on the trade breakdown for such item shall be increased by an amount equal to the difference between such cost and the amount shown in the trade breakdown for such item and the Contingency shall be reduced by the same amount. The Guaranteed Maximum Price shall not be adjusted.

2.2.2 As the Drawings and Specifications may not be finished at the time the Guaranteed Maximum Price proposal is prepared, the Construction Manager shall provide in the Guaranteed Maximum Price for further development of the Drawings and Specifications by the Architect that is consistent with the Contract Documents and reasonably inferable therefrom. Such further development does not include ~~such things as changes~~ ~~in~~ adjustments to the scope, systems, kinds and quality of materials, finishes or equipment included in the Work, all of which, if ~~required~~ reasonably required or otherwise requested by Owner, shall be incorporated by Preliminary Change Order without markup by the Construction Manager, provided that their adjustment does not cause the Guaranteed Maximum Price Budget to be exceeded.

2.2.3 The ~~estimated Cost of the Work~~ Guaranteed Maximum Price Budget and the Guaranteed Maximum Price shall include the Construction Manager's ~~contingency~~ Contingency (which shall be equal to five percent (5%) of the Construction Manager's Fee and the estimated amounts for (i) Project Subcontracts and Purchase Orders, and (ii) Construction Manager's Reimbursable Costs, and which shall be established as a separate line item as part of the Guaranteed Maximum Price for the Project), a sum established by the Construction Manager for the Construction Manager's exclusive use to cover costs arising under Subparagraph 2.2.2, as qualified by Subparagraph 2.2.3.1. ~~and other costs which are properly reimbursable as Cost of the Work but not the basis for a Change Order.~~

2.2.3.1 The Contingency shall be available to the Construction Manager to cover costs arising due to the Construction Manager's gaps, errors, and omissions, incomplete Drawings and Specifications as prepared by the Architect at the time the Guaranteed Maximum Price is established (but not including material changes in scope, systems, kinds and quality of materials, finishes or equipment, all of which, if requested by Owner, shall be incorporated by Change Order), and any actual costs of the Project incurred by the Construction Manager that are in addition to the estimated lump sum contract amounts used to determine the Guaranteed Maximum Price, to the extent that (i) the amounts remaining in the Contingency are sufficient therefor, and (ii) such additional actual costs result from (a) the finalization, clarification and/or coordination of the construction documents after the establishment of the Guaranteed Maximum Price (e.g., "fast-track" contingency), (b) items "missed" by the Construction Manager during any pre-Guaranteed Maximum Price buyouts or lump sum contract estimate for work scope shown on the contract documents, (c) overtime, premium time, standby, shift-work, out-of-sequence work and other costs necessitated to meet the approved Project schedule, except where necessitated by Owner-approved Change Orders, (d) field conditions known by or with respect to which information is made available to the Construction Manager at the time the Guaranteed Maximum Price is established, (e) work that is not clearly indicated on the Contract Documents or is otherwise required to complete the Project, and that is reasonably inferable from the Contract Documents, (f) labor disputes and other disruptions resulting from union and/or labor issues, (g) costs for which claims are made on Project insurance policies but which are not paid by such insurance, (h) payment and/or performance failures by any general contractor, trade contractor, or Subcontractor involved in the Project; (i) force majeure events (other than those designated in Subparagraph 2.2.3.3 hereof), (j) construction logistics that were not adequately anticipated when negotiating or estimating lump sum contract amounts (e.g., winter heat, temporary protection, breakage/damage, etc.), (k) uncovering, correcting, and/or completing Work to achieve governmental approvals to the extent not necessitated by errors in design, and (l) coordination within or between trades. The parties acknowledge and agree that to the extent that the Contingency is insufficient to cover any additional Cost of the Work arising in connection with the occurrence of any of the events and circumstances described above, the cost thereof shall be the sole responsibility of the Construction Manager and the Construction Manager shall not be entitled to an increase in the Guaranteed Maximum Price or the issuance of a Change Order.

2.2.3.2 Notwithstanding anything in Subparagraph 2.2.3.1, the Owner and Construction Manager acknowledge that the Owner's release of amounts from the Contingency in payment of additional hard costs incurred by the Construction Manager shall be subject to the reasonable review and approval of the Owner of the circumstances underlying such additional hard costs, to determine whether (i) such additional hard costs are the responsibility of any trade contractor, Subcontractor, architect, engineer, or other consultant (each a "Responsible Party") pursuant to the Construction Manager's agreement with such Responsible Party, or (ii) such hard costs may be recovered from an insurance carrier or surety (each an "Insurer") pursuant to any insurance policy or payment and/or performance bond applicable to the Project. To the extent that any additional hard costs are determined to be the responsibility of a Responsible Party or Insurer as described in clause (i) or (ii) of this Subparagraph 2.2.3.2, the Owner may require that the Construction Manager pursue a claim against the applicable Responsible Party or Insurer prior to the reimbursement of any costs from the Contingency, unless the Owner and Construction Manager mutually agree that payment of such amount by the Owner pending the resolution of such claim is in the best interests of the Project. If the Construction Manager is unsuccessful in recovering the full amount of its additional hard costs after pursuing any claim against a Responsible Party or Insurer as required above, the Construction Manager may subsequently submit a request for reimbursement of any unrecouped additional hard costs from the Contingency.

2.2.3.3 Except as set forth in Subparagraph 2.2.3.1, the Guaranteed Maximum Price accepted by the Owner (including without limitation, Construction Manager's Reimbursable Costs), shall be subject to revision (by written agreement or Change Order signed by the Owner and Construction Manager) on account of additional actual costs incurred as a result of (a) concealed conditions at the site which could not have reasonably been foreseen after a physical inspection thereof, (b) changes in the Work or the drawings or specifications or other Contract Documents as reflected in Change Orders approved by the Owner, (c) strikes or labor disputes, provided that Construction Manager has used all reasonable efforts and diligently sought to avoid and minimize any such strikes or labor disputes which are not industry wide, (d) extraordinary weather conditions, (e) the negligence, non-performance or untimely performance of the Owner, Architect or their consultants, employees, agents or contractors, (f) delays in providing permanent utility hook-ups provided that Construction Manager shall have used all reasonable efforts and diligently sought to avoid and minimize any such period of delay, (g) acts of God, casualties, fire or flood, (h) acts of public enemy, rebellion, riots, insurrection, sabotage, vandalism, or malicious mischief, (i) acts of any governmental body (including restrictions on, or the expropriation of, materials) which adversely affect the supply or availability of labor or materials, (j) freight embargoes, (k) unavailability of labor or materials or inability to obtain labor or materials, provided that Construction Manager shall have diligently sought to avoid and minimize any such delays by alternate sources of labor or materials, and (l) any delay, disruption, suspension, or stoppage caused, created or directed by Owner or Architect or other consultants provided that such delays, disruption, suspension or stoppage were not caused by the negligence of the Construction Manager in the performance of the Work or any defect in the Work performed by any Subcontractor or by any breach of the Construction Manager of its obligations hereunder. In the event of the occurrence of any of the foregoing events which causes Construction Manager to incur additional costs, the Guaranteed Maximum Price shall be increased in accordance with the Change Order clauses of this Agreement.

2.2.3.4 The Owner and Construction Manager agree that the harm and amount of actual damages that would be result by the failure of the Construction Manager to achieve Substantial Completion by the Substantial Completion Date (as hereinafter defined) is incapable or very difficult to accurately estimate. Accordingly, the Owner and Construction Manager hereby agree that if the Construction Manager fails to achieve Substantial Completion on or prior to the date of Substantial Completion set forth in the Project Schedule and Amendment No. 1 to this Agreement (as such date may be subsequently adjusted by Change Order or extended by an Excusable Delay (as hereinafter defined)), then Delay Damages, in the amounts set forth below, shall be payable to the Owner by the Construction Manager in lieu of actual damages. It is hereby expressly agreed by the parties that the Delay Damages to which the Owner is entitled under this Subparagraph 2.2.3.4 to compensate the Owner for losses are a reasonable forecast of just compensation for the harm that would be caused by the Construction Manager's failure to achieve Substantial Completion of the Work by the date of Substantial Completion. The Owner shall have the right, but not the obligation, to set off all such Delay Damages against amounts due from the Owner to the Construction Manager. In addition to the Delay Damages provided for herein, the Owner shall at all times be entitled to all of its remedies under the Contract Documents and at law and in equity, including, without limitation, the recovery of damages related to or in connection with the Construction Manager's failure to fully and properly perform its obligations under the Contract Document, other than for damages due to Construction Manager's failure to achieve Substantial Completion by the Substantial Completion Date.

The Delay Damages payable by the Construction Manager, as liquidated damages only, shall be Ten Thousand and 00/100 Dollars ($10,000.00) per day for each and every calendar day beyond the date of Substantial Completion, adjusted as set forth herein, through and including the date upon which Substantial Completion is finally achieved. The total Delay Damages payable by the Construction Manager as liquidated damages only shall not exceed sixty percent of the Construction Manager's Fee for the Project.

In the event that the Project is Substantially Completed at least ten (10) days prior to the date of Substantial Completion set forth in the Project Schedule, adjusted as set forth herein, then a Bonus of Ten Thousand and 00/100 Dollars ($10,000.00) per calendar day shall be payable by the Owner to the Construction Manager for each day beyond said ten day period.

2.2.3.5 In no event shall either party to this Agreement be liable to the other party, to the Architect, or to any third party, for consequential damages arising from, related to, or in connection with this Agreement, the Project or otherwise.

2.2.3.6 Added to the Guaranteed Maximum Price in respect of each Change Order shall be an amount to cover Construction Manager's Reimbursable Costs in the amount of 7% of the cost of the Work covered by such Change Order or such greater amount as the Construction Manager demonstrates to Owner's reasonable satisfaction, plus an amount to cover Construction Manager's insurance premiums for such Change Order in the amount of 1.58% of the sum of the actual cost of the Work covered by such Change Order and Construction Manager's Reimbursable Costs payable in respect thereof, plus an amount to cover the Construction Manager's bond premiums, if applicable, for such Change Order in the amount of 0.78% of the sum of the Reimbursable Costs payable in respect thereof, and 3.5% of the actual cost of Work covered by such Change Order for the Construction Manager's Fee percentage; provided, however that no markup to the Guaranteed Maximum Price shall be charged for Change Orders which (i) only provide for substitutions of one material for another material originally specified in the Contract Documents forming the basis for the Guaranteed Maximum Price, unless there is a clear impact on the Construction Manager's General Conditions costs arising out of such substitutions, or (ii) result in an overall reduction of the Cost of the Work.

2.2.3.7 All requests for Change Orders shall be acted upon expeditiously by the Owner and Architect and in no event later than thirty (30) days from the date of the written request for a Change Order which request is accompanied by proper documentation. The Construction Manager shall not proceed with any Change Order work until the Work covered by the Change Order has been approved by the Owner or a Construction Change Directive is issued pursuant to Section 7.3 of AIA Document A201.

2.2.3.8 The Guaranteed Maximum Price shall include those taxes applicable to the Project that are legally enacted at the time the Guaranteed Maximum Price is established. Any increase or decrease in taxes that affects the Guaranteed Maximum Price and that are enacted after the Guaranteed Maximum Price is established shall be incorporated into the Guaranteed Maximum Price by Change Order.

2.2.3.9 Upon the establishment of the Guaranteed Maximum Price, the Construction Manager shall be deemed an independent contractor rather than the Owner's agent.

2.2.4 BASIS OF GUARANTEED MAXIMUM PRICE

The Construction Manager shall include with the Guaranteed Maximum Price proposal a written statement of its basis, which shall include:

.1 A list of the Drawings and Specifications, including all addenda thereto and the Conditions of the Contract, which were used in preparation of the Guaranteed Maximum Price proposal.

.2 A list of allowances and a statement of their basis.

.3 A list of the clarifications and assumptions made by the Construction Manager in the preparation of the Guaranteed Maximum Price proposal to supplement the information contained in the Drawings and Specifications.

.4 The proposed Guaranteed Maximum Price, including a statement of the estimated cost organized by trade categories, allowances, contingency, and other items and the fee that comprise the Guaranteed Maximum Price.

.5 The Date of Substantial Completion upon which the proposed Guaranteed Maximum Price is based, and a schedule of the Construction Documents issuance dates upon which the date of Substantial Completion is based.

2.2.5 The Construction Manager shall meet with the Owner and Architect to review the Guaranteed Maximum Price proposal and the written statement of its basis. In the event that the Owner or Architect discovers any inconsistencies or inaccuracies in the information presented, they shall promptly notify the Construction Manager, who shall make appropriate adjustments to the Guaranteed Maximum Price proposal, its basis or both. Thereafter the Construction Manager shall use all reasonable efforts to insure that the Work is performed and the Project Substantially Completed in accordance with the schedule set forth as a part of the Guaranteed Maximum Price proposal. The Owner shall use all reasonable efforts to insure that Architect makes the appropriate changes to the design to facilitate the Construction Manager's efforts in meeting the schedule and the Guaranteed Maximum Price.

2.2.5.1 Upon the Owner's approval of the Guaranteed Maximum Price, the Contract Documents shall consist of (1) this Agreement, (2) AIA Document A201 and other documents referred to in this Agreement, (3) Amendment No. 1 to this Agreement and the exhibits annexed thereto, and (4)

Modifications issued subsequent to the Owner's approval of the Guaranteed Maximum Price. If anything in the other Contract Documents is inconsistent with this Agreement, as modified, this Agreement, as modified, shall govern. Further, the latest modifications to any Contract Document shall control over the original of that document.

2.2.6 Unless the Owner accepts the Guaranteed Maximum Price proposal in writing on or before the date specified in the proposal for such acceptance and so notifies the Construction Manager, the Guaranteed Maximum Price proposal shall not be effective without written acceptance by the Construction Manager.

2.2.7 Prior to the Owner's acceptance of the Construction Manager's Guaranteed Maximum Price proposal and issuance of a Notice to Proceed, the Construction Manager shall not incur any cost to be reimbursed as part of the Cost of the Work, except as the Owner may specifically authorize in writing.

2.2.8 Upon acceptance by the Owner of the Guaranteed Maximum Price proposal, the Guaranteed Maximum Price and its basis shall be set forth in Amendment No.1. The Guaranteed Maximum Price shall be subject to additions and deductions by a change in the Work as provided in the Contract Documents and the date of Substantial Completion shall be subject to adjustment as provided in the Contract Documents.

2.2.9 The Owner shall authorize and cause the Architect to revise the Drawings and Specifications to the extent necessary to reflect the agreed-upon assumptions and clarifications contained in Amendment No. 1. Such revised Drawings and Specifications shall be furnished to the Construction Manager in accordance with schedules agreed to by the Owner, Architect and Construction Manager. The Construction Manager shall promptly notify the Architect and Owner if such revised Drawings and Specifications are inconsistent with the agreed-upon assumptions and clarifications.

2.2.10 The Guaranteed Maximum Price shall include in the Cost of the Work only those taxes which are enacted at the time the Guaranteed Maximum Price is established.

2.3 CONSTRUCTION PHASE

2.3.1 GENERAL

2.3.1.1 The Construction Phase shall commence on upon the Owner's issuance of a Notice to Proceed, providing that this Agreement between the Owner and Construction Manager has been executed. ~~the earlier of:~~

> ~~(1) the Owner's acceptance of the Construction Manager's Guaranteed Maximum Price proposal and issuance of a Notice to Proceed, or~~
>
> ~~(2) the Owner's first authorization to the Construction Manager to:~~
>
> > ~~(a) award a subcontract, or~~
> >
> > ~~(b) undertake construction Work with the Construction Manager's own forces, or~~
> >
> > ~~(c) issue a purchase order for materials or equipment required for the Work.~~

2.3.2 ADMINISTRATION

2.3.2.1 Those portions of the Work that the Construction Manager does not customarily perform with the Construction Manager's own personnel shall be performed under subcontracts or by other appropriate agreements with the Construction Manager. The Construction Manager shall assure that either it or a Subcontractor is responsible for all such portions of the Work, and that all Work is performed in accordance with the Contract Documents and all legal requirements. Trade work to be performed by the Construction Manager as a Subcontractor shall be performed pursuant to a separate subcontract(s) with the Owner. ~~The Construction Manager shall obtain bids from Subcontractors and from suppliers of materials or equipment fabricated to a special design for the Work from the list previously reviewed and, after analyzing such bids, shall deliver such bids to the Owner and Architect. The Owner shall then determine, with the advice of the Construction Manager and subject to the reasonable objection of the Architect, which bids will be accepted. The Owner may designate specific persons or entities from whom the Construction Manager shall obtain bids; however, if the Guaranteed Maximum Price has been established, the Owner may not prohibit the Construction Manager from obtaining bids from other qualified bidders.~~ The Construction Manager shall not be required to contract with anyone to whom the Construction Manager has reasonable objection.

2.3.2.2 If the Guaranteed Maximum Price has been established and a specific bidder among those whose bids are delivered by the Construction Manager to the Owner and Architect (1) is recommended to the Owner by the Construction Manager; (2) is qualified to perform that portion of the Work; (3) has submitted a bid which conforms to the requirements of the Contract Documents without reservations or exceptions, but the Owner requires that another bid be accepted, then the Construction Manager may require that a change in the Work be issued to adjust the Contract Time and the Guaranteed Maximum Price by the difference between the bid of the person or entity recommended to the Owner by the Construction Manager and the amount of the subcontract or other agreement actually signed with the person or entity designated by the Owner.

2.3.2.3 Subcontracts and agreements with suppliers furnishing materials or equipment fabricated to a special design shall conform to the payment provisions of Subparagraphs 7.1.8 and 7.1.9 and shall not be awarded on the basis of cost plus a fee without the prior consent of the Owner.

2.3.2.4 The Construction Manager shall schedule and conduct meetings at which the Owner, Architect, Construction Manager and appropriate Subcontractors can discuss the status of the Work. The Construction Manager shall prepare and promptly distribute meeting minutes.

2.3.2.5 Promptly after the Owner's acceptance of the Guaranteed Maximum Price proposal, the Construction Manager shall prepare a schedule in accordance with Paragraph 3.10 of AIA Document A201, including the Owner's occupancy requirements.

2.3.2.6 The Construction Manager shall provide monthly written reports to the Owner and Architect on the progress of the entire Work. The Construction Manager shall maintain a daily log containing a record of weather, Subcontractors working on the site, number of workers, Work accomplished, problems encountered and other similar relevant data as the Owner may reasonably require. The log shall be available to the Owner and Architect.

2.3.2.7 The Construction Manager shall develop a system of cost control for the Work, including regular monitoring of actual costs for activities in progress and estimates for uncompleted tasks and proposed changes. The Construction Manager shall identify variances between actual and estimated costs and report the variances to the Owner and Architect at regular intervals.

2.3.2.7 The Construction Manager must inspect the Work of the Subcontractors at least daily and require the Subcontractors to promptly perform necessary corrections.

2.3.2.8 The Construction Manager shall review the safety programs of the Subcontractors and make appropriate recommendations. In the process of making inspections, the Construction Manager shall check the job for adherence to sound safety procedures, and will use all reasonable efforts to enforce safety discipline upon all job site personnel.

2.2.3.9 The Construction Manager shall provide sufficient full time Project site staffing, organization, personnel and management to perform its obligations and requirements under this Agreement in an efficient and cost effective manner. Such Project site staff shall be experienced and competent in the construction of projects similar to the Project, and available at the Project site as and when needed during working hours (and overtime, if approved by Owner) during the period commencing upon the commencement of the Construction Phase and expiring upon Final Completion of the Project. The Construction Manager shall replace any member(s) of its Project site staff with experience personnel satisfactory to Owner as and when reasonably requested by Owner.

2.2.3.10 The Construction Manager shall review the preliminary project schedules submitted by Subcontractors with their proposals, make recommendations relating to revisions to such project schedules, verifying their conformity with the milestone dates set forth in current overall preliminary Project schedule, and when such schedules are in satisfactory form, submit the master project schedule to Owner for approval (as approved, the "Project Schedule"). The Construction Manager shall monitor the work of the Subcontractors to insure that such Work is proceeding in accordance with the Project Schedule, and submit Work progress reports to Owner not less frequently that once per month. Subject to the approval of Owner, Construction Manager shall review and approve updates in the Project Schedule incorporating Change Orders, the activities of Subcontractors on the Project, including activity sequences and durations, delivery of products requiring long lead time procurement, and as otherwise required to show current conditions and revisions required by actual experience. The Construction Manager shall use all reasonable efforts to cause the Project to be Substantially Completed in accordance with the Project Schedule, subject only to Delays as addressed in Subparagraph 8.3 of AIA Document A201 (each an "Excusable Delay").

2.2.3.11 In the event of a delay in the Work (other than an Excusable Delay), Owner may direct that the Work be accelerated by reasonable means including, *inter alia*, reasonable overtime, additional crews or additional shifts or resequencing of the Work, and the cost of such acceleration shall be the responsibility of the Subcontractor(s) responsible for such delay. In the event of an Excusable Delay, or Owner's election to accelerate the Work, notwithstanding that the Work is progressing on schedule, Owner may similarly direct such an acceleration and Construction Manager agrees to cause the Subcontractors to accelerate their Work on the basis of reimbursement of direct costs only (i.e., premium portion of overtime pay and additional crew, shift or equipment costs), and Construction Manager expressly waives, and no Subcontractor shall be entitled to any other compensation therefore (including any additional fee or profit on such costs.

2.3.2.12 The Construction Manager shall use all reasonable efforts, skill and judgment as a professional Construction Manager to achieve satisfactory performance by the Subcontractors of all of their obligations under the Subcontracts, and shall promptly report to Owner any deviations from the Project Schedule with respect to the Work. The Construction Manager shall schedule the sequence of the Work , and coordinate the Work of the various Subcontractors and the assignment of space in areas where the Subcontractors are working in accordance with the Contract Documents and the Project Schedule. The Construction Manager shall assist Owner in the exercise of its rights and remedies under the Subcontracts, and at law or in equity, to enforce compliance by Subcontractors when the requirements of the Subcontracts are not being fulfilled. All costs and expenses incurred by the Construction Manager in connection with any such action shall be reimbursed to the Construction Manager as a Change Order to the Guaranteed Maximum Price.

2.3.2.13 Subject to the approval of the Owner, the Construction Manager shall revise and refine the Project budget, incorporating approved Change Orders as they occur. Construction Manager shall develop and submit monthly to the Owner cash flow reports and forecasts for the Project, and provide regular monitoring of the Project budget, showing actual costs for activities in progress, and estimate for uncompleted tasks.

2.3.2.14 The Construction Manager shall determine that the Work is being performed in accordance with the requirements of the Contract Documents, and use all reasonable efforts to guard the Owner against defects and deficiencies in the Work. The Construction Manager shall coordinate any and all special inspections, testing, removal or uncovering of Work required by Architect or requested by Owner or Architect to be performed. Subject to the consent of the Owner, the Construction Manager shall stop Work which is not proceeding in accordance with, and reject Work which does not conform to, the requirements of the Contract Documents.

2.3.2.15 The Construction Manager shall develop and implement procedures for the review and processing of Subcontractors' requisitions, and prepare, certify and submit a monthly Project Application for Payment (encompassing all Subcontractors' requisitions submitted for the applicable month) (the "Application for Payment"), consistent with AIA Document A201. Based on the Construction Manager's observations and evaluation, the Construction Manager shall review and certify the amounts due each respective Subcontractor. The Construction Manager's certification for payment shall constitute a representation to the Owner, based upon the Construction Manager's determinations at the Project site and on the data comprising the Application for Payment (inclusive of the Subcontractor's requisitions), that, to the best of the Construction Manager's knowledge, information and belief, the Work has been performed in a good and workerlike manner and has progressed to the point indicated and the quality of the Work is in accordance with the Contract Documents. The foregoing representations are subject to an evaluation of the Work for conformance with the Contract Documents upon Substantial Completion, to results of subsequent tests and inspections, to minor deviations from the Contract Documents correctable prior to completion and to specific qualifications previously expressed to the Owner in writing by the Construction Manager. The issuance of such certificate for payment by the Construction Manager shall further constitute a representation that the Subcontractors are entitled to payment in the amount certified. The issuance of the certificate for payment shall be a representation that the Construction Manager has reviewed copies of requisitions received from Subcontractors and material suppliers and other date requested by the Owner to substantiate the Subcontractors' right to payment.

2.3.2.16 The Construction Manager shall monitor the Work performed by Subcontractors and shall endeavor to protect the Owner against any improper construction means, methods, techniques, sequences or procedures. However, the Construction Manager shall not be responsible for the Subcontractor's actual means, methods, techniques, sequences or procedures for constructing the Work.

2.3.2.17 The Construction Manager shall obtain from Subcontractors, review and verify compliance as to form and substance, and deliver to the Owner, prior to commencement of the Work by each Subcontractor, any Performance and Payment bonds required to be furnished by each Subcontractor pursuant to its contract, subject to the provisions of the Contract Documents.

2.3.2.18 The Construction Manager shall be obtain from Subcontractors, review and verify compliance as to form and substance, and deliver to Owner, prior to the commencement of the Work by each Subcontractor, certificates of insurance required to be furnished by each Subcontractor to the Contracts, and all aspects of the insurance required pursuant hereto.

2.3.2.19 The Construction Manager shall maintain at the Project Site, on a current basis, a record copy of all Contract Documents, applicable handbooks and catalogues, maintenance and operating manuals and instructions, and other related documents, as well as all revisions and updates thereto. The Construction Manager shall make all records available to the Owner and Architect at any time and deliver one complete set to the Owner upon Final Completion of the Project.

2.3.2.20 The Construction Manager shall coordinate the activities of the Owner and Architect in determining when Substantial Completion has occurred, and in connection therewith assist in preparing and transmitting to Subcontractors a punch list, in a format approved by the Owner, necessary to achieve Final Completion, setting forth all incomplete or unsatisfactory items, and thereafter coordinate and schedule the activities of Subcontractors with respect to their correction and completion, together with the completion of any other portions of the Work necessary to achieve Final Completion. The Construction Manager shall make arrangements for the Owner and Architect to conduct inspections of the Work in order to properly prepare and verify the completion of the punch list and shall advise the Architect regarding the issuance of the Architect's Certification of Final Completion.

2.3.2.21 Following the issuance of the Certificate of Final Completion, and prior to final payment to any Subcontractor for their portion of the Work, the Construction Manager shall obtain from each such Subcontractor, review and verify compliance as to form and substance, and deliver to the Owner, all guarantees, warranties, affidavits, releases, bonds, liens and other waivers, manuals, record drawings and all related documents. All such guarantees, warranties, affidavits, releases, bonds, and lien and other waivers and related documents shall expressly inure to the benefit of Owner or its successors.

2.3.2.22 The Construction Manager shall keep or require Subcontractors to keep the Project site free from accumulations of waste material and rubbish and upon Final Completion, cause all waste material and rubbish, and all tools, construction equipment, machinery and surplus materials to be removed from the Project site.

2.4 PROFESSIONAL SERVICES

The Construction Manager shall not be required to provide professional services which constitute the practice of architecture or engineering, unless such services are specifically required by the Contract Documents for a portion of the Work or unless the Construction Manager has specifically agreed in writing to provide such services. In such event, the Construction Manager shall cause such services to be performed by appropriately licensed professionals.

2.5 UNSAFE MATERIALS

In addition to the provisions of Paragraph 10.1 in AIA Document A201, if reasonable precautions will be inadequate to prevent foreseeable bodily injury or death to persons resulting from a material or substance encountered but not created on the site by the Construction Manager, the Construction Manager shall, upon recognizing the condition, immediately stop Work in the affected area and report the condition to the Owner and Architect in writing. The Owner, Construction Manager and Architect shall then proceed in the same manner described in Subparagraph ~~10.1.2~~ 10.3 of AIA Document A201. The Owner shall be responsible for obtaining the services of a licensed laboratory to verify the presence or absence of the material or substance reported by the Construction Manager and, in the event such material or substance is found to be present, to verify that it has been rendered harmless. Notwithstanding the foregoing, should the Owner fail to render such material or substance harmless, the Construction Manager shall not be required to resume the Work. Unless otherwise required by the Contract Documents, the Owner shall furnish in writing to the Construction Manager and Architect the names and qualifications of persons or entities who are to perform tests verifying the presence or absence of such material or substance or who are to perform the task of removal or safe containment of such material or substance. The Construction Manager and Architect will promptly reply to the Owner in writing stating whether or not either has reasonable objection to the persons or entities proposed by the Owner. If either the Construction Manager or Architect has an objection to a person or entity proposed by the Owner, the Owner shall propose another to whom the Construction Manager and Architect have no reasonable objection.

ARTICLE 3
OWNER'S RESPONSIBILITIES

3.1 INFORMATION AND SERVICES

3.1.1 The Owner shall provide full information in a timely manner regarding the requirements of the Project, including a program which sets forth the Owner's objectives, constraints and criteria, including space requirements and relationships, flexibility and expandability requirements, special equipment and systems, and site requirements.

3.1.2 The Owner, upon written request from the Construction Manager, shall furnish evidence of Project financing prior to the start of the Construction Phase and from time to time thereafter as the Construction Manager may request. Furnishing of such evidence shall be a condition precedent to commencement or continuation of the Work. If, after commencement of the Work, the Construction Manager asks for but does not receive from the Owner, in a reasonable time, evidence of Project financing reasonably satisfactory to the Construction Manager, the Construction Manager may notify the Owner of its intention to stop the Work unless such evidence is provided within ten (10) days of the receipt by the Owner of said notice. If the requested evidence is not provided to the Construction Manager within a ten-day period, if it so elects, the Construction Manager may stop the Work thereafter, until such evidence is provided by the Owner to the Construction Manager.

3.1.3 The Owner shall establish and update an overall budget for the Project, based on consultation with the Construction Manager and Architect, which shall include contingencies for changes in the Work and other costs which are the responsibility of the Owner.

3.1.4 STRUCTURAL AND ENVIRONMENTAL TESTS, SURVEYS AND REPORTS

In the Preconstruction Phase, the Owner shall furnish the following with reasonable promptness and at the Owner's expense, and the Construction Manager shall be entitled to rely upon the accuracy of any such information, reports, surveys, drawings and tests described in Clauses 3.1.4.1 through 3.1.4.4, except to the extent that the Construction Manager knows of any inaccuracy; however, the Construction Manager will promptly review information, surveys and reports furnished by the Owner and will inform the Owner if they appear to be inaccurate or incomplete:

3.1.4.1 Reports, surveys, drawings and tests concerning the conditions of the site which are required by law.

3.1.4.2 Surveys describing physical characteristics, legal limitations and utility locations for the site of the Project, and a written legal description of the site. The surveys and legal information shall include, as applicable, grades and lines of streets, alleys, pavements and adjoining property and structures; adjacent drainage; rights-of-way, restrictions, easements, encroachments, zoning, deed restrictions, boundaries and contours of the site; locations, dimensions and necessary data pertaining to existing buildings, other improvements and trees; and information concerning available utility services and lines, both public and private, above and below grade, including inverts and depths. All information on the survey shall be referenced to a project benchmark.

3.1.4.3 The services of geotechnical engineers when such services are requested by the Construction Manager. Such services may include but are not limited to test borings, test pits, determinations of soil bearing values, percolation tests, evaluations of hazardous materials, ground corrosion and resistivity tests, including necessary operations for anticipating subsoil conditions, with reports and appropriate professional recommendations.

3.1.4.4 Structural, mechanical, chemical, air and water pollution tests, tests for hazardous materials, and other laboratory and environmental tests, inspections and reports which are required by law.

3.1.4.5 The services of other consultants when such services are reasonably required by the scope of the Project and are requested by the Construction Manager.

3.2 OWNER'S DESIGNATED REPRESENTATIVE

The Owner shall designate in writing a representative who shall have express authority to bind the Owner with respect to all matters requiring the Owner's approval or authorization. This representative shall have the authority to make decisions on behalf of the Owner concerning estimates and schedules, construction budgets, and changes in the Work, and shall render such decisions promptly and furnish information expeditiously, so as to avoid unreasonable delay in the services or Work of the Construction Manager.

3.3 ARCHITECT

The Owner shall retain an Architect to provide the Basic Services, including normal structural, mechanical and electrical engineering services, other than cost estimating services, described in the edition of AIA Document ~~B141~~ B151 current as of the date of this Agreement. The Owner shall authorize and cause the Architect to provide those Additional Services described in AIA Document ~~B141~~ B151 requested by the Construction Manager which must necessarily be provided by the Architect for the Preconstruction and Construction Phases of the Work. Such services shall be provided in accordance with time schedules agreed to by the Owner, Architect and Construction Manager. Upon request of the Construction Manager, the Owner shall furnish to the Construction Manager a copy of the Owner's Agreement with the Architect, from which compensation provisions may be deleted.

3.4 LEGAL REQUIREMENTS

The Owner shall determine and advise the Architect and Construction Manager of any special legal requirements relating specifically to the Project which differ from those generally applicable to construction in the jurisdiction of the Project. The Owner shall furnish such legal services as are necessary to provide the information and services required under Paragraph 3.1.

ARTICLE 4
COMPENSATION AND PAYMENTS FOR PRECONSTRUCTION PHASE SERVICES

The Owner shall compensate and make payments to the Construction Manager for Preconstruction Phase services as follows:

4.1 COMPENSATION

4.1.1 For the services described in Paragraphs 2.1 and 2.2 provided subsequent to the date hereof the Construction Manager's compensation shall be calculated as follows:
(State basis of compensation, whether a stipulated sum, multiple of Direct Personnel Expense, actual cost, etc. Include a statement of reimbursable cost items as applicable.)
Compensation shall be based on a multiple of two and four tenths (2.4) times Direct Personnel Expense of the Construction Manager's personnel, with such compensation to be included as part of the Guaranteed Maximum Price.

4.1.2 ~~Compensation for Preconstruction Phase services shall be equitably adjusted if such services extend beyond from the date of this Agreement or if the originally contemplated scope of services is significantly modified.~~

4.1.3 If compensation is based on a multiple of Direct Personnel Expense, Direct Personnel Expense is defined as the direct salaries of the Construction Manager's personnel engaged in the Project and the portion of the cost of their mandatory and customary contributions and benefits related thereto, such as employment taxes and other statutory employee benefits, insurance, sick leave, holidays, vacations, pensions and similar contributions and benefits (but not including merit pay/bonuses, or other forms of incentive payments).

4.2 PAYMENTS

4.2.1 Payments shall be made monthly following presentation of the Construction Manager's invoice and, where applicable, shall be in proportion to services performed.

4.2.2 Payments are due and payable thirty (30) days from the date the Construction Manager's invoice is received by the Owner. Amounts unpaid after the date on which payment is due shall bear interest at the rate entered below, or in the absence thereof, at the legal rate prevailing from time to time at the place where the Project is located.
(Insert rate of interest agreed upon.)
Rate of Interest: Two Percent (2%) over the then current "Prime Rate" of Citibank, N.A. in New York, New York.

(Usury laws and requirements under the Federal Truth in Lending Act, similar state and local consumer credit laws and other regulations at the Owner's and Construction Manager's principal places of business, the location of the Project and elsewhere may affect the validity of this provision. Legal advice should be obtained with respect to deletions or modifications, and also regarding requirements such as written disclosures or waivers.)

ARTICLE 5
COMPENSATION FOR CONSTRUCTION PHASE SERVICES

The Owner shall compensate the Construction Manager for Construction Phase services as follows:

5.1 COMPENSATION

5.1.1 For the Construction Manager's performance of the Work as described in Paragraph 2.3, the Owner shall pay the Construction Manager in current funds the Contract Sum consisting of the Cost of the Work as defined in Article 7 and the Construction Manager's Fee determined as follows:
(State a lump sum, percentage of actual Cost of the Work or other provision for determining the Construction Manager's Fee, and explain how the Construction Manager's Fee is to be adjusted for changes in the Work.)
The Construction Manager's Fee shall be based upon 3.5% of the total Cost of the Work (as defined in Article 6) to be fixed at the time the Guaranteed Maximum Price is fixed by Amendment to this Agreement, plus an additional fee of 3.5% to be applied to all additive approved Change Orders to the Work. The Construction Manager's Fee shall be paid on a pro-rata basis based upon the completed Work, as certified in each Application for Payment by the Architect. Decreased costs resulting from Change Orders to the Work shall reduce the Cost of the Work, but the Construction Manager's Fee on such reduced Work shall be subject only to a fifty percent (50%) reduction. Notwithstanding the foregoing, if an individual deductive Change Order reduces the Cost of the Work by an amount equal to or greater than $250,000, the Guaranteed Maximum Price shall be reduced and the Construction Manager's Fee shall be fully reduced, and any resulting savings shall accrue only to Owner and shall not be included for the purposes of cost savings sharing outlined in Subparagraph 5.2.1.

5.2 GUARANTEED MAXIMUM PRICE

5.2.1 The sum of the Cost of the Work and the Construction Manager's Fee are guaranteed by the Construction Manager not to exceed the amount provided in Amendment No. 1, subject to additions and deductions by changes in the Work as provided in the Contract Documents. Such maximum sum as adjusted by approved changes in the Work is referred to in the Contract Documents as the Guaranteed Maximum Price. Costs which would cause the Guaranteed Maximum Price to be exceeded shall be paid by the Construction Manager without reimbursement by the Owner.
(Insert specific provisions if the Construction Manager is to participate in any savings.)
In the event that the total amount that the Owner pays for the cost of the final completion of all of the Work covered by the Guaranteed Maximum Price is less than the Guaranteed Maximum Price established in Amendment No. 1 to this Agreement, then (i) savings in the amount of $1 to $500,000 shall accrue 100% to the Owner, (ii) savings in the amount of $500,001 to $2,000,000 shall be split 75% to the Owner and 25% to the Construction Manager, and (iii) savings greater than $2,000,000 shall be split 70% to the Owner and 30% to the Construction Manager.

5.3 CHANGES IN THE WORK

5.3.1 Adjustments to the Guaranteed Maximum Price on account of changes in the Work subsequent to the execution of Amendment No. 1 may be determined by any of the methods listed in Subparagraph 7.3.3 of AIA Document A201.

5.3.2 In calculating adjustments to subcontracts (except those awarded with the Owner's prior consent on the basis of cost plus a fee), the terms "cost" and "fee" as used in Clause 7.3.3.3 of AIA Document A201 and the terms "costs" and "a reasonable allowance for overhead and profit" as used in Subparagraph 7.3.6 of AIA Document A201 shall have the meanings assigned to them in that document and shall not be modified by this Article 5. Adjustments to subcontracts awarded with the Owner's prior consent on the basis of cost plus a fee shall be calculated in accordance with the terms of those subcontracts.

5.3.3 In calculating adjustments to the Contract the terms "cost" and "costs" as used in the above-referenced provisions of AIA Document A201 shall mean the Cost of the Work as defined in Article 6 of this Agreement and the terms "and a reasonable allowance for overhead and profit" shall mean the Construction Manager's Fee as defined in Subparagraph 5.1.1 of this Agreement.

5.3.4 If no specific provision is made in Subparagraph 5.1.1 for adjustment of the Construction Manager's Fee in the case of changes in the Work, or if the extent of such changes is such, in the aggregate, that application of the adjustment provisions of Subparagraph 5.1.1 will cause substantial inequity to the Owner or Construction Manager, the Construction Manager's Fee shall be equitably adjusted on the basis of the fee established for the original Work.

5.3.5 If the Construction Manager receives any drawings, specifications, interpretations or instructions from the Owner or Architect which are inconsistent with the Contract Documents, or encounters unanticipated conditions, any of which will result in a change to the Guaranteed Maximum Price, or Substantial Completion Date as established in Amendment No. 1 to this Agreement, the Construction Manager shall promptly notify the Owner and Architect in writing and shall not proceed with the affected Work until further written instructions are received from the Owner and Architect, other than Work necessary to secure the job site.

ARTICLE 6
COST OF THE WORK FOR CONSTRUCTION PHASE

6.1 COSTS TO BE REIMBURSED

6.1.1 The term "Cost of the Work" shall mean costs necessarily incurred by the Construction Manager in the proper performance of the Work and Pre-Construction Phase Services for the Project. Such costs shall be at rates not higher than those customarily paid at the place of the Project except with prior consent of the Owner. The Cost of the Work shall include only the items set forth in this Article 6.

6.1.2 LABOR COSTS

.1 Wages of construction workers directly employed by the Construction Manager to perform the construction of the Work at the site or, with the Owner's agreement, at off-site workshops.

.2 Wages or salaries of the Construction Manager's supervisory and administrative personnel when stationed at the site with the Owner's agreement.
(If it is intended that the wages or salaries of certain personnel stationed at the Construction Manager's principal office or offices other than the site office shall be included in the Cost of the Work, such personnel shall be identified below.)

.3 Wages and salaries of the Construction Manager's supervisory or administrative personnel engaged, at factories, workshops or on the road, in expediting the production or transportation of materials or equipment required for the Work, but only for that portion of their time required for the Work.

.4 Costs paid or incurred by the Construction Manager for taxes, insurance, contributions, assessments and benefits required by law or collective bargaining agreements, and, for personnel not covered by such agreements, customary benefits such as sick leave, medical and health benefits, holidays, vacations and pensions, but not merit pay/bonuses or any other form of incentive payments unless prior written approval has been obtained from Owner, provided that such costs are based on wages and salaries included in the Cost of the Work under Clauses 6.1.2.1 through 6.1.2.3.

6.1.3 SUBCONTRACT COSTS

Payments made by the Construction Manager to Subcontractors in accordance with the requirements of the subcontracts.

6.1.4 COSTS OF MATERIALS AND EQUIPMENT INCORPORATED IN THE COMPLETED CONSTRUCTION

.1 Costs, including transportation, of materials and equipment incorporated or to be incorporated in the completed construction.

.2 Costs of materials described in the preceding Clause 6.1.4.1 in excess of those actually installed but required to provide reasonable allowance for waste and for spoilage. Unused excess materials, if any, shall be properly and securely stored during the performance of the Work and turned ~~handed~~ over to the Owner, or otherwise disposed of as directed by the Owner, at the completion of the Work or, at the Owner's option, shall be sold by the Construction Manager; amounts realized, if any, from such sales shall be credited to the Owner as a deduction from the Cost of the Work.

6.1.5 COSTS OF OTHER MATERIALS AND EQUIPMENT, TEMPORARY FACILITIES AND RELATED ITEMS

.1 ~~Costs, including transportation, installation, maintenance, dismantling and removal of materials, supplies, temporary facilities, machinery, equipment, and hand tools not customarily owned by the construction workers, which are provided by the Construction Manager at the site and fully consumed in the performance of the Work; and cost less salvage value on such items if not fully consumed, whether sold to others or retained by the Construction Manager. Cost for items previously used by the Construction Manager shall mean fair market value.~~ Costs, including transportation and maintenance, of all materials, supplies, equipment, temporary facilities and hand tools not owned by the construction workers consumed in the performance of the Work. Any items used but not consumed, which are paid for by the Owner, shall become the property of the Owner and shall be delivered to the Owner or a third-party at the Owner's direction, upon completion of the Work in accordance with instructions furnished by the Owner. Construction Manager may, however, agree to purchase any such items from the Owner at a purchase price equal to the original cost to the Owner, less the reduction in fair market value resulting directly from use of any such item in connection with the Work or such other price which is mutually acceptable to the Owner and the Construction Manager. Upon demand by the Owner, the Construction Manager shall furnish the Owner with any information and documentation necessary to verify the period of time for which such items were used in connection with the Work.

.2 Rental charges for temporary facilities, machinery, equipment, and hand tools not customarily owned by the construction workers, which are provided by the Construction Manager at the site, whether rented from the Construction Manager or others, and costs of transportation, installation, minor repairs and replacements, dismantling and removal thereof. Rates and quantities of equipment rented shall be subject to the Owner's prior approval.

.3 Costs of removal of debris from the site.

.4 Reproduction costs, costs of telegrams, facsimile transmissions and long-distance telephone calls, postage and express delivery charges, telephone service at the site and reasonable petty cash expenses of the site office, provided the foregoing is limited only to that directly related to the performance of the Work.

.5 That portion of the reasonable travel and subsistence expenses of the Construction Manager's personnel incurred while traveling in discharge of duties connected with the Work.

6.1.6 MISCELLANEOUS COSTS

.1 That portion directly attributable to this Contract of premiums for insurance and bonds required by this Contract. Construction Manager may not self-insure without the written consent of the Owner.
(If charges for self insurance are to be included, specify the basis of reimbursement.)

.2 Sales, use or similar taxes imposed by a governmental authority which are related to the Work and for which the Construction Manager is liable.

.3 Fees and assessments for the building permit and for other permits, licenses and inspections for which the Construction Manager is required by the Contract Documents to pay.

.4 Fees of testing laboratories for tests required by the Contract Documents, except those related to nonconforming Work other than that for which payment is permitted by Clause 6.1.8.2.

.5 Royalties and license fees paid for the use of a particular design, process or product required by the Contract Documents; the cost of defending suits or claims for infringement of patent or other intellectual property rights arising from such requirement by the Contract Documents; payments made in accordance with legal judgments against the Construction Manager resulting from such suits or claims and payments of settlements made with the Owner's consent; provided, however, that such costs of legal defenses, judgments and settlements shall not be included in the calculation of the

Construction Manager's Fee or the Guaranteed Maximum Price and provided that such royalties, fees and costs are not excluded by the last sentence of Subparagraph 3.17.1 of AIA Document A201 or other provisions of the Contract Documents.

.6 Data processing costs related to the Work.

.7 Deposits lost for causes other than the Construction Manager's negligence or failure to fulfill a specific responsibility to the Owner set forth in this Agreement.

.8 Legal, mediation and arbitration costs, other than those arising from disputes between the Owner and Construction Manager, reasonably incurred by the Construction Manager in the performance of the Work and with the Owner's written permission, which permission shall not be unreasonably withheld.

.9 Expenses incurred in accordance with the Construction Manager's standard personnel policy for relocation and temporary living allowances of personnel required for the Work, in case it is necessary to relocate such personnel from distant locations.

6.1.7 OTHER COSTS

.1 Other costs incurred in the performance of the Work if and to the extent approved in advance in writing by the Owner, which approval shall not be unreasonably withheld.

6.1.8 EMERGENCIES AND REPAIRS TO DAMAGED OR NONCONFORMING WORK

The Cost of the Work shall also include costs described in Subparagraph 6.1.1 which are incurred by the Construction Manager:

.1 In taking action to prevent threatened damage, injury or loss in case of an emergency affecting the safety of persons and property, as provided in Paragraph ~~10.3~~ 10.6 of AIA Document A201, to the extent not caused or capable of prevention through the proper performance of Work by the Construction Manager, or its Subcontractors or vendors.

.2 In repairing or correcting damaged or nonconforming Work executed by the Construction Manager or the Construction Manager's Subcontractors or suppliers, provided that such damaged or nonconforming Work was not caused by the negligence or failure to fulfill a specific responsibility to the Owner set forth in this Agreement of the Construction Manager or the Construction Manager's foremen, engineers or superintendents, or other supervisory, administrative or managerial personnel of the Construction Manager, or the failure of the Construction Manager's personnel to supervise adequately the Work of the Subcontractors or suppliers, and only to the extent that the cost of repair or correction is not recoverable by the Construction Manager from insurance, Subcontractors or suppliers, provided that any failure of any any policy or insurer to provide coverage is not due to the Construction Manager's breach or default under a contract for insurance.

6.1.9 The costs described in Subparagraphs 6.1.1 through 6.1.8 shall be included in the Cost of the Work notwithstanding any provision of AIA Document A201 or other Conditions of the Contract which may require the Construction Manager to pay such costs, unless such costs are excluded by the provisions of Paragraph 6.2. Costs as defined herein shall be actual costs paid by the Construction Manager, less all discounts, rebates and salvages which shall be taken by the Construction Manager, subject to Article 6.3 of this Agreement. All payments made by the Owner pursuant to Paragraph 4.1and this Article 6, whether those payments are actually made before or after the execution of this Agreement, are included within the Construction Manager's Fee specified in Paragraph 5.1 herein.

6.2 COSTS NOT TO BE REIMBURSED

6.2.1 The Cost of the Work shall not include:

.1 Salaries and other compensation of the Construction Manager's personnel stationed at the Construction Manager's principal office or offices other than the site office, except as specifically provided in Clauses 6.1.2.2 and 6.1.2.3.

.2 Expenses of the Construction Manager's principal office and offices other than the site office except as specifically provided in Paragraph 6.1.

.3 Overhead and general expenses, except as may be expressly included in Paragraph 6.1.

.4 The Construction Manager's capital expenses, including interest on the Construction Manager's capital employed for the Work.

.5 Rental costs of machinery and equipment, except as specifically provided in Subparagraph 6.1.5.2.

.6 Except as provided in Clause 6.1.8.2, costs due to the negligence of the Construction Manager or to the failure of the Construction Manager to fulfill a specific responsibility to the Owner set forth in this Agreement.

.7 ~~Costs incurred in the performance of Preconstruction Phase Services.~~

.8 Except as provided in Clause 6.1.7.1, any cost not specifically and expressly described in Paragraph 6.1.

.9 Costs which would cause the Guaranteed Maximum Price to be exceeded.

6.3 DISCOUNTS, REBATES AND REFUNDS

6.3.1 Cash discounts obtained on payments made by the Construction Manager shall accrue to the Owner if (1) before making the payment, the Construction Manager included them in an Application for Payment and received payment therefor from the Owner, or (2) the Owner has deposited funds with the Construction Manager with which to make payments; otherwise, cash discounts shall accrue to the Construction Manager. Trade discounts, rebates, refunds and amounts received from sales of surplus materials and equipment shall accrue to the Owner, and the Construction Manager shall make provisions so that they can be secured.

6.3.2 Amounts which accrue to the Owner in accordance with the provisions of Subparagraph 6.3.1 shall be credited to the Owner as a deduction from the Cost of the Work, but the Construction Manager's Fee associated therewith shall only be reduced by fifty percent.

6.4 ACCOUNTING RECORDS

6.4.1 The Construction Manager shall keep full and detailed accounts and exercise such controls as may be necessary for proper financial management under this Contract; the accounting and control systems shall be satisfactory to the Owner. The Owner and the Owner's accountants shall be afforded access to the Construction Manager's records, books, correspondence, instructions, drawings, receipts, subcontracts, purchase orders, vouchers, memoranda and other data relating to this Project (collectively, the "Project Records"), and the Construction Manager shall preserve these Project Records for a period of ~~three~~ six (6) years after final payment, or for such longer period as may be required by law. The Owner and Owner's representatives shall have the right upon forty-eight (48) hours notice to inspect, copy and audit the Project Records, and the Construction Manager shall not interfere with any inspection or audit.

ARTICLE 7
CONSTRUCTION PHASE

7.1 PROGRESS PAYMENTS

7.1.1 Based upon Applications for Payment submitted to the Architect by the Construction Manager and Certificates for Payment issued by the Architect, the Owner shall make progress payments on account of the Contract Sum to the Construction Manager as provided below and elsewhere in the Contract Documents.

7.1.1.1 Prior to the commencement of construction and/or Construction Manager's Construction Phase Services, whichever shall occur first, Construction Manager shall submit to Owner a Mobilization Payment Request. The Mobilization Payment Request shall be equal to the amount of Four HundredThousand and 00/100 Dollars ($400,000.00) and shall be solely used for payment of general conditions cost under the Contract. The Owner shall pay to Construction Manager on account the Mobilization Payment Amount within ten (10) days after the Mobilization Payment Request is submitted to the Owner, with the understanding the the Mobilization Payment Amount shall be credited to the Owner for amounts certified as due for general conditions costs (not including Subcontract costs or costs of material or equipment to be incorporated as part of the Work) for the Project from the first Application for Payment submitted by the Construction Manager through each succeeding Application for Payment until the Mobilization Payment has been fully exhausted. The parties acknowledge and agree that the purpose of the Mobilization Payment is to provide working capital to the

Construction Manager to cover general conditions costs, it being understood that the Construction Manager shall not be required to use its own capital or Fee to fund startup performance of its obligations under this Agreement.

7.1.2 The period covered by each Application for Payment shall be one calendar month ending on the last day of the month, or as follows

7.1.3 Provided an complete Application for Payment is received by the Architect not later than the fifth day of a month (for Work performed during the previous month), the Owner shall make payment to the Construction Manager of the amount certified by the Architect not later than the fifth day of the immediatly following month. If an Application for Payment is received by the Architect after the application date fixed above, payment shall be made by the Owner not later than thirty days after the Architect receives the complete Application for Payment. Generally, the Construction Manager shall not submit any more than one (1) Application for Payment per month and the Owner shall not be required to make more than one (1) progress payment per month. However, in extraordinary circumstances and upon agreement of the Owner and Construction Manager, Construction Manager may submit up to two (2) Applications for Payment per month, it being understood that, while the Owner shall endeavor to expedite the payment of the amount requested in such second Application for Payment, the actual timing of any second progress payment in the same month shall be subject to the terms of any financing disbursement agreement in connection with the Project.

7.1.4 With each Application for Payment, the Construction Manager shall submit payrolls, petty cash accounts, receipted invoices or invoices with check vouchers attached, and any other evidence required by the Owner or Architect to demonstrate that cash disbursements already made by the Construction Manager on account of the Cost of the Work equal or exceed (1) progress payments already received by the Construction Manager; less (2) that portion of those payments attributable to the Construction Manager's Fee; plus (3) payrolls for the period covered by the present Application for Payment.

7.1.5 Each Application for Payment shall be based upon the most recent schedule of values submitted by the Construction Manager in accordance with the Contract Documents. The schedule of values shall allocate the entire Guaranteed Maximum Price among the various portions of the Work, except that the Construction Manager's Fee shall be shown as a single separate item. The schedule of values shall be prepared in such form and supported by such data to substantiate its accuracy as the Architect may require. This schedule, unless objected to by the Architect, shall be used as a basis for reviewing the Construction Manager's Applications for Payment. Along with each Application for Payment, and in addition to the requirements of Article 9 of AIA Document A201, the Construction Manager shall submit partial mechanic's lien releases properly executed by the Construction Manager and all Subcontractors and suppliers who have the right to claim mechanics liens. The forms of such releases shall be subject to the reasonable approval of the Owner. The effectiveness of the releases may be conditioned upon payment, and in such instances, the Owner may issue or cause to be issued checks payable to the Construction Manager and the potential mechanic's lien claimant.

7.1.6 Applications for Payment shall show the percentage completion of each portion of the Work as of the end of the period covered by the Application for Payment. The percentage completion shall be the lesser of (1) the percentage of that portion of the Work which has actually been completed or (2) the percentage obtained by dividing (a) the expense which has actually been incurred by the Construction Manager on account of that portion of the Work for which the Construction Manager has made or intends to make actual payment prior to the next Application for Payment by (b) the share of the Guaranteed Maximum Price allocated to that portion of the Work in the schedule of values.

7.1.7 Subject to other provisions of the Contract Documents, the amount of each progress payment shall be computed as follows:

.1 Take that portion of the Guaranteed Maximum Price properly allocable to completed Work as determined by multiplying the percentage completion of each portion of the Work by the share of the Guaranteed Maximum Price allocated to that portion of the Work in the schedule of values. Pending final determination of cost to the Owner of changes in the Work, amounts not in dispute may be included as provided in Subparagraph 7.3.7 of AIA Document A201, even though the Guaranteed Maximum Price has not yet been adjusted by Change Order.

.2 Add that portion of the Guaranteed Maximum Price properly allocable to materials and equipment delivered and suitably stored at the site for subsequent incorporation in the Work or, if approved in advance by the Owner, suitably stored off the site at a location agreed upon in writing.

.3 Add the Construction Manager's Fee, less retainage of five percent (5%). of the Construction Manager's Fee. The Construction Manager's Fee shall be computed upon the Cost of the Work described in the two preceding Clauses at the rate stated in Subparagraph 5.1.1 or, if the Construction Manager's Fee is stated as a fixed sum in that Subparagraph, shall be an amount which bears the same ratio to that fixed-sum Fee as the Cost of the Work in the two preceding Clauses bears to a reasonable estimate of the probable Cost of the Work upon its completion.

.4 Subtract the aggregate of previous payments made by the Owner.

.5 Subtract the shortfall, if any, indicated by the Construction Manager in the documentation required by Subparagraph 7.1.4 to substantiate prior Applications for Payment, or resulting from errors subsequently discovered by the Owner's accountants in such documentation.

.6 Subtract amounts, if any, for which the Architect has withheld or nullified a Certificate for Payment as provided in Paragraph 9.5 of AIA Document A201.

7.1.8 Except with the Owner's prior approval, payments to Subcontractors shall be subject to retention of not less than ten percent (10%); provided, however, that at the recommendation of the Construction Manager and as approved by the Owner, the Subcontractor retainage of 10% MAY be reduced to five percent (5%) once the applicable Work by the individual Subcontractor has reached fifty percent (50%) completion. The Owner and the Construction Manager shall agree upon a mutually acceptable procedure for review and approval of payments and retention for subcontracts. Upon Substantial Completion of the Work, as certified by the Architect, all retainage shall be reduced to the greater of five percent (5%) of the individual Subcontract amount or one hundred twenty-five percent (125%) of the value of the remaining Work of the individual Subcontract, as reasonably certified by the Architect.

7.1.8.1 Notwithstanding the provisions of Subparagraph 7.1.8, retainage shall not be withheld by the Owner on the Construction Manager's general conditions, insurance and bonding costs, and purchases of material and/or equipment by the Construction Manager (i) at the request of Owner, or (ii) necessary to maintain the Project schedule as reasonably determined by Owner based upon the recommendation of Construction Manager. For the purposes of retainage, Work performed by the Construction Manager which would ordinarily be subcontracted, shall be subject to retainage as if such Work were a part of a Subcontract.

7.1.9 Except with the Owner's prior approval, the Construction Manager shall not make advance payments to suppliers for materials or equipment which have not been delivered and stored at the site.

7.1.10 In taking action on the Construction Manager's Applications for Payment, the Architect shall be entitled to rely on the accuracy and completeness of the information furnished by the Construction Manager and shall not be deemed to represent that the Architect has made a detailed examination, audit or arithmetic verification of the documentation submitted in accordance with Subparagraph 7.1.4 or other supporting data; that the Architect has made exhaustive or continuous on-site inspections or that the Architect has made examinations to ascertain how or for what purposes the Construction Manager has used amounts previously paid on account of the Contract. Such examinations, audits and verifications, if required by the Owner, will be performed by the Owner's accountants acting in the sole interest of the Owner.

7.2 FINAL PAYMENT

7.2.1 Final payment shall be made by the Owner to the Construction Manager when (1) the Contract has been fully performed by the Construction Manager except for the Construction Manager's responsibility to correct nonconforming Work, as provided in Subparagraph ~~12.2.2~~ 12.2.2.1 of AIA Document A201, and to satisfy other requirements, if any, which necessarily survive final payment; (2) a final Application for Payment and a final accounting for the Cost of the Work and all documentation required to support same have been submitted by the Construction Manager and reviewed by the Owner's accountants; and (3) a final Certificate for Payment has then been issued by the Architect; such final payment shall be made by the Owner not more than 30 days after the issuance of the Architect's final Certificate for Payment~~, or as follows:~~. In addition, prior to final payment, the Construction Manager shall also furnish to the Owner the following:

(i) All maintenance and operating manuals;
(ii) Marked sets of Drawings and Specifications reflecting "as-built" conditions;
(iii) Reproducible mylar drawings (to be supplied by the Architect) upon which the Construction Manager shall have transferred all changes in the locations of any concealed utilities, mechanical or electrical systems and components;
(iv) Any special guarantees or warranties required by the Contract Documents;
(v) Any assignment and/or transfer of all guarantees or warranties from Subcontractors, vendors, suppliers and manufacturers; and
(vi) A list of names, addresses, and telephone numbers of all Subcontractors and other persons providing guarantees and warranties.

7.2.2 The amount of the final payment shall be calculated as follows:

.1 Take the sum of the Cost of the Work substantiated by the Construction Manager's final accounting and the Construction Manager's Fee; but not more than the Guaranteed Maximum Price.

.2 Subtract amounts, if any, for which the Architect withholds, in whole or in part, a final Certificate for Payment as provided in Subparagraph 9.5.1 of AIA Document A201 or other provisions of the Contract Documents.

.3 Subtract the aggregate of previous payments made by the Owner.

If the aggregate of previous payments made by the Owner exceeds the amount due the Construction Manager, the Construction Manager shall reimburse the difference to the Owner.

7.2.3 The Owner's accountants will review and report in writing on the Construction Manager's final accounting within 30 days after delivery of the final accounting to the Architect by the Construction Manager. Based upon such Cost of the Work as the Owner's accountants report to be substantiated by the Construction Manager's final accounting, and provided the other conditions of Subparagraph 7.2.1 have been met, the Architect will, within seven days after receipt of the written report of the Owner's accountants, either issue to the Owner a final Certificate for Payment with a copy to the Construction Manager, or notify the Construction Manager and Owner in writing of the Architect's reasons for withholding a certificate as provided in Subparagraph 9.5.1 of AIA Document A201. The time periods stated in this Paragraph 7.2 supersede those stated in Subparagraph 9.4.1 of AIA Document A201.

7.2.4 If the Owner's accountants report the Cost of the Work as substantiated by the Construction Manager's final accounting to be less than claimed by the Construction Manager, the Construction Manager shall be entitled to proceed in accordance with Article 9 without a further decision of the Architect. Unless agreed to otherwise, a demand for mediation ~~or arbitration~~ of the disputed amount shall be made by the Construction Manager within 60 days after the Construction Manager's receipt of a copy of the Architect's final Certificate for Payment. Failure to make such demand within this 60-day period shall result in the substantiated amount reported by the Owner's accountants becoming binding on the Construction Manager. Pending a final resolution of the disputed amount, the Owner shall pay the Construction Manager the amount certified in the Architect's final Certificate for Payment.

7.2.5 If, subsequent to final payment and at the Owner's request, the Construction Manager incurs costs described in Paragraph 6.1 and not excluded by Paragraph 6.2 (1) to correct nonconforming Work, or (2) arising from the resolution of disputes, the Owner shall reimburse the Construction Manager such costs and the Construction Manager's Fee, if any, related thereto on the same basis as if such costs had been incurred prior to final payment, but not in excess of the Guaranteed Maximum Price. If the Construction Manager has participated in savings, the amount of such savings shall be recalculated and appropriate credit given to the Owner in determining the net amount to be paid by the Owner to the Construction Manager.

ARTICLE 8
INSURANCE AND BONDS

8.1 INSURANCE REQUIRED OF THE CONSTRUCTION MANAGER

During both phases of the Project, the Construction Manager shall purchase and maintain insurance as set forth in ~~Paragraph 11.1~~ Article 11 of AIA Document A201. Such insurance shall be written for not less than the following limits, or greater if required by law:

8.1.1 Workers' Compensation and Employers' Liability meeting statutory limits mandated by State and Federal laws. ~~If (1) limits in excess of those required by statute are to be provided or (2) the employer is not statutorily bound to obtain such insurance coverage or (3) additional coverages are required, additional coverages and limits for such insurance shall be as follows:~~

8.1.2 Commercial General Liability including coverage for Premises-Operations, Independent Contractors' Protective, Products-Completed Operations, Contractual Liability, Personal Injury, and Broad Form Property Damage (including coverage for Explosion, Collapse and Underground hazards)

$25,000,000	Each Occurrence
$75,000,000	General Aggregate
	Personal and Advertising Injury
	Products-Completed Operations Aggregate

.1 The policy shall be endorsed to have the General Aggregate apply to this Project only.

.2 Products and Completed Operations insurance shall be maintained for a minimum period of at least three (3) year(s) after either 90 days following Substantial Completion or final payment, whichever is earlier.

.3 The Contractual Liability insurance shall include coverage sufficient to meet the obligations in AIA Document A201 under Paragraph 3.18.

8.1.3 Automobile Liability (owned, non-owned and hired vehicles) for bodily injury and property damage:

$ 1,000,000 Each Accident
$5,000,000 annual aggregate

8.1.4 Other coverage:
(If Umbrella Excess Liability coverage is required over the primary insurance or retention, insert the coverage limits. Commercial General Liability and Automobile Liability limits may be attained by individual policies or by a combination of primary policies and Umbrella and/or Excess Liability policies.)
Insurance policies set forth in this Paragraph 8.1 (other than Worker's Compensation Liability policies) shall name the Owner, and, subject to the Construction Manager's reasonable consent, any other entity hereafter designated by Owner (the "Insured Parties") as additional insureds. The policy shall provide that it may not be cancelled or modified without thirty (30) days' prior written notice to each Insured Party, and that the insurance company shall defend any suit or proceeding against any Insured Party(ies) or any of their officers, agents, employees, or representative, arising out of any claim covered thereby, even if such claim is groundless, false or fraudulent.

Such insurance shall be in form and substance reasonably acceptable to the Owner and other Insured Parties named thereon, and shall be maintained with responsible insurance carriers licensed to do business in the State of New Jersey, having a Best's Rating of "A-10" or better (unless otherwise consented to by the Owner) and otherwise reasonably acceptable to Owner. All such coverage shall be on an "occurrence" basis. Concurrently with the execution of this Agreement, the Construction Manager shall deposit with the Owner a certification in a form acceptable to the Owner evidencing the insurance required to be maintained hereunder. Construction Manager shall file with the Owner evidence of renewal not less than thirty (30) days prior to the expiration of its then current policy. The insurance carried by the Construction Manager as provided herein shall be primary to any insurance carried by the Owner for service performed by or on behalf of the Owner. All such policies shall contain specific provisions waiving all rights of subrogation against the Insured Parties.

8.2 INSURANCE REQUIRED OF THE OWNER

During both phases of the Project, the Owner shall purchase and maintain liability and property insurance, including waivers of subrogation, as set forth in Paragraphs 11.2 and ~~11.3~~ 11.4 of AIA Document A201. Such insurance shall be written for not less than the following limits, or greater if required by law:

8.2.1 Property Insurance:

$25,000 Deductible Per Occurrence
Aggregate Deductible

8.2.2 Boiler and Machinery insurance with a limit of:

(If not a blanket policy, list the objects to be insured.)

5

8.3 PERFORMANCE BOND AND PAYMENT BOND

8.3.1 The Construction Manager shall (Insert "shall" or "shall not") furnish bonds covering faithful performance of the Contract and payment of obligations arising thereunder. Bonds may be obtained through the Construction Manager's usual source and the cost thereof shall be included in the Cost of the Work. The amount of each bond shall be equal to One Hundred percent (100) of the Contract Sum, subject to the following: (i) the Construction Manager's surety shall be rated Best "A" or better, and be accepted as a bond insurer by the State of New Jersey, (ii) the cost for bond premiums, for both the Construction Manager and all Subcontractors required to furnish same, shall be included in the Guaranteed Maximum Price as a reimbursable Cost of the Work under Article 6 hereof.

8.3.2 The Construction Manager shall deliver the required bonds to the Owner at least three days before the commencement of any Work at the Project site.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1 DISPUTE RESOLUTION FOR THE PRECONSTRUCTION PHASE

9.1.1 Claims, disputes or other matters in question between the parties to this Agreement which arise prior to the commencement of the Construction Phase or which relate solely to the Preconstruction Phase services of the Construction Manager or to the Owner's obligations to the Construction Manager during the Preconstruction Phase, shall be resolved by, in accordance with Article 4 of AIA Document A201, except that in addition to and prior to litigation, the parties shall endeavor to settle claims disputes or other matters by good faith negotiation between the parties and, if necessary, non-binding mediation, or by arbitration.

9.1.2 Any mediation conducted pursuant to this Paragraph 9.1 shall be held in accordance with the Construction Industry Mediation Rules of the American Arbitration Association currently in effect, unless the parties mutually agree otherwise. Demand for mediation shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. Any demand for mediation shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, without regard for the then current state of negotiations between the parties. In no event shall the demand for mediation be made after the date when institution of legal or equitable proceedings based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations.

9.1.3 Any claim, dispute or other matter in question not resolved by mediation shall be decided by litigation. arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association currently in effect unless the parties mutually agree otherwise.

9.1.4 Demand for arbitration shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. A demand for arbitration may be made concurrently with a demand for mediation and shall be made within a reasonable time after the claim, dispute or other matter in question has arisen. In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations.

9.1.5 No arbitration arising out of or relating to the Contract Documents shall include, by consolidation or joinder or in any other manner, the Architect, the Architect's employees or consultants, except by written consent containing specific reference to the Agreement and signed by the Architect, Owner, Construction Manager and any other person or entity sought to be joined. No arbitration shall include, by consolidation or joinder or in any other manner, parties other than the Owner, Construction Manager, a separate contractor as described in Article 6 of AIA Document A201 and other persons substantially involved in a common question of fact or law whose presence is required if complete relief is to be accorded in arbitration. No person or entity other than the Owner or Construction Manager or a separate contractor as described in Article 6 of AIA Document A201 shall be included as an original third party or additional third party to an arbitration whose interest or responsibility is insubstantial. Consent to arbitration involving an additional person or entity shall not constitute agreement to arbitration of a dispute not described in such consent or with a person or entity not named or described therein. The foregoing agreement to arbitrate and other agreements to arbitrate with an additional person or entity duly consented to by parties to this Agreement shall be specifically enforceable under applicable law in any court having jurisdiction thereof.

9.1.6 The award rendered by the arbitrator or arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

9.2 DISPUTE RESOLUTION FOR THE CONSTRUCTION PHASE

9.2.1 Any other claim, dispute or other matter in question arising out of or related to this Agreement or breach thereof shall be settled in accordance with Article 4 of AIA Document A201, except that in addition to and prior to litigation, arbitration, the parties shall endeavor to settle disputes by good faith negotiation between the parties and, if necessary, non-binding mediation in accordance with the Construction Industry Mediation Rules of the American Arbitration Association currently in effect unless the parties mutually agree otherwise. Any mediation arising under this Paragraph shall be conducted in accordance with the provisions of Subparagraphs 9.1.2 and 9.1.3.

9.3 OTHER PROVISIONS

9.3.1 Unless otherwise noted, the terms used in this Agreement shall have the same meaning as those in the 1997 1987 Edition of AIA Document A201, General Conditions of the Contract for Construction.

9.3.2 EXTENT OF CONTRACT

This Contract, which includes this Agreement and the other documents incorporated herein by reference, represents the entire and integrated agreement between the Owner and

Construction Manager and supersedes all prior negotiations, representations or agreements, either written or oral. This Agreement may be amended only by written instrument signed by both the Owner and Construction Manager. If anything in any document incorporated into this Agreement is inconsistent with this Agreement, this Agreement shall govern.

9.3.3 OWNERSHIP AND USE OF DOCUMENTS

The Drawings, Specifications and other documents prepared by the Architect, and copies thereof furnished to the Construction Manager, are for use solely with respect to this Project. They are not to be used by the Construction Manager, Subcontractors, Sub-subcontractors or suppliers on other projects, or for additions to this Project outside the scope of the Work, without the specific written consent of the Owner. ~~and Architect.~~ The Construction Manager, Subcontractors, Sub-subcontractors and suppliers are granted a limited license to use and reproduce applicable portions of the Drawings, Specifications and other documents prepared by the Architect appropriate to and for use in the execution of their Work under the Contract Documents.

9.3.4 GOVERNING LAW

The Contract shall be governed by the law of the place where the Project is located, without regard to the conflicts of laws principals of such jurisdiction.

9.3.5 ASSIGNMENT

The Owner and Construction Manager respectively bind themselves, their partners, successors, assigns and legal representatives to the other party hereto and to partners, successors, assigns and legal representatives of such other party in respect to covenants, agreements and obligations contained in the Contract Documents. Neither party to the Contract shall assign the Contract as a whole, or in part, without written consent of the other. If either party attempts to make such an assignment without such consent, that party shall nevertheless remain legally responsible for all obligations under the Contract.

ARTICLE 10
TERMINATION OR SUSPENSION

10.1 TERMINATION PRIOR TO ESTABLISHING GUARANTEED MAXIMUM PRICE

10.1.1 Prior to execution by both parties of Amendment No. 1 establishing the Guaranteed Maximum Price, the Owner may terminate this Contract at any time without cause, and the Construction Manager may terminate this Contract for any of the reasons described in Subparagraph 14.1.1 of AIA Document A201.

10.1.2 If the Owner or Construction Manager terminates this Contract pursuant to this Paragraph 10.1 prior to commencement of the Construction Phase, the Construction Manager shall be equitably compensated for Preconstruction Phase services performed prior to receipt of notice of termination; provided, however, that the compensation for such services shall not exceed the compensation set forth in Subparagraph 4.1.1.

10.1.3 If the Owner or Construction Manager terminates this Contract pursuant to this Paragraph 10.1 after commencement of the Construction Phase, the Construction Manager shall, in addition to the compensation provided in Subparagraph 10.1.2, be paid an amount calculated as follows:

.1 Take the Cost of the Work incurred by the Construction Manager.

.2 Add the Construction Manager's Fee computed upon the Cost of the Work to the date of termination at the rate stated in Paragraph 5.1 or, if the Construction Manager's Fee is stated as a fixed sum in that Paragraph, an amount which bears the same ratio to that fixed-sum Fee as the Cost of Work at the time of termination bears to a reasonable estimate of the probable Cost of the Work upon its completion.

.3 Subtract the aggregate of previous payments made by the Owner on account of the Construction Phase.

The Owner shall also pay the Construction Manager fair compensation, either by purchase or rental at the election of the Owner, for any equipment owned by the Construction Manager which the Owner elects to retain and which is not otherwise included in the Cost of the Work under Clause 10.1.3.1. To the extent that the Owner elects to take legal assignment of subcontracts and purchase orders (including rental agreements), the Construction Manager shall, as a condition of receiving the payments referred to in this Article 10, execute and deliver all such 1papers and take all such steps, including the legal assignment of such subcontracts and other contractual rights of the Construction Manager, as the Owner may require for the purpose of fully vesting in the Owner the rights and benefits of the Construction Manager under such subcontracts or purchase orders.

Subcontracts, purchase orders and rental agreements entered into by the Construction Manager with the Owner's written approval prior to the execution of Amendment No. 1 shall contain provisions permitting assignment to the Owner as described above. If the Owner accepts such assignment, the Owner shall reimburse or indemnify the Construction Manager with respect to all costs arising under the subcontract, purchase order or rental agreement except those which would not have been reimbursable as Cost of the Work if the contract had not been terminated. If the Owner elects not to accept the assignment of any subcontract, purchase order or rental agreement which would have constituted a Cost of the Work had this agreement not been terminated, the Construction Manager shall terminate such subcontract, purchase order or rental agreement and the Owner shall pay the Construction Manager the costs necessarily incurred by the Construction

Manager by reason of such termination.

10.2 TERMINATION SUBSEQUENT TO ESTABLISHING GUARANTEED MAXIMUM PRICE

Subsequent to execution by both parties of Amendment No. 1, the Contract may be terminated as provided in Article 14 of AIA Document A201.

10.2.1 In the event of such termination by the Owner, the amount payable to the Construction Manager pursuant to Subparagraph 14.1.2 of AIA Document A201 shall not exceed the amount the Construction Manager would have been entitled to receive pursuant to Subparagraphs 10.1.2 and 10.1.3 of this Agreement.

10.2.2 In the event of such termination by the Construction Manager, the amount to be paid to the Construction Manager under Subparagraph 14.1.2 of AIA Document A201 shall not exceed the amount the Construction Manager would be entitled to receive under Subparagraphs 10.1.2 or 10.1.3 above, except that the Construction Manager's Fee shall be calculated as if the Work had been fully completed by the Construction Manager, including a reasonable estimate of the Cost of the Work for Work not actually completed.

10.3 SUSPENSION

10.3.1 The Work may be suspended by the Owner as provided in Article 14 of AIA Document A201; in such case, the Guaranteed Maximum Price, if established, shall be increased as provided in Subparagraph 14.3.2 of AIA Document A201 except that the term "cost of performance of the Contract" in that Subparagraph shall be understood to mean the Cost of the Work and the term "profit" shall be understood to mean the Construction Manager's Fee as described in Subparagraphs 5.1.1 and 5.3.4 of this Agreement.

10.3.2 If Owner should fail to pay the Construction Manager within fourteen (14) days after the time of payment of an amount certified by the Architect as due pursuant to an Application for Payment(s) and not subject to a good faith dispute between the parties, then the Construction Manager may, upon seven (7) days' written notice to the Owner and the Architect, stop work on the Project until payment of the amount owing has been received.

ARTICLE 11
OTHER CONDITIONS AND SERVICES

11.1 COOPERATION WITH LENDER

The Construction Manager shall cooperate and shall cause the Subcontractors to cooperate with any lender. Without limiting the generality of the foregoing, the Construction Manager shall supply or cause to be supplied all information and documentation requested by the Owner to comply with the requirements of lender. Upon the Owner's request, the Construction Manager shall execute and deliver whatever reasonable amendments to this Agreement may be required by lender, and shall perform the Construction Manager's obligations hereunder for the benefit of lender in the event lender takes possession of the Project site, provided lender assumes all the Owner's obligations and liabilities with respect to this Contract.

11.2 CONFIDENTIALITY

The Construction Manager shall not divulge information concerning the Owner, its parent corporation or any of its affiliates, or the Project to anyone (other than information required in applications for permits and to Subcontractors on a need-to-know basis) without the Owner's prior written consent. The Construction Manager shall obtain similar agreements from the Subcontractors and persons and firms employed by it.

~~This Agreement entered into as of the day and year first written above.~~
See signature pages counterparts attached.

~~OWNER~~	~~CONSTRUCTION MANAGER~~
~~BY:~~	~~BY:~~
~~DATE~~	~~DATE~~
~~ATTEST~~	~~ATTEST~~

Amendment No. 1 to Agreement Between Owner and Construction Manager

Pursuant to Paragraph 2.2 of the Agreement, dated between (Owner) and (Construction Manager), for (the Project), the Owner and Construction Manager establish a Guaranteed Maximum Price and Contract Time for the Work as set forth below.

ARTICLE I
GUARANTEED MAXIMUM PRICE

The Construction Manager's Guaranteed Maximum Price for the Work, including the estimated Cost of the Work as defined in Article 6 and the Construction Manager's Fee as defined in Article 5, is Dollars ($).

This Price is for the performance of the Work in accordance with the Contract Documents listed and attached to this Amendment and marked Exhibits A through F, as follows:

Exhibit A Drawings, Specifications, addenda and General, Supplementary and other Conditions of the Contract on which the Guaranteed Maximum Price is based, pages through dated

Exhibit B Allowance items, pages through dated

Exhibit C Assumptions and clarifications made in preparing the Guaranteed Maximum Price, pages through , dated

Exhibit D Completion schedule, pages through , dated

Exhibit E Alternate prices, pages through , dated

Exhibit F Unit prices, pages through , dated

ARTICLE II
CONTRACT TIME

The date of Substantial Completion established by this Amendment is:

OWNER	CONSTRUCTION MANAGER
BY: ______________________	BY ______________________
DATE ______________________	DATE ______________________
ATTEST ______________________	ATTEST ______________________

This Agreement entered into as of the day and year first written above.

OWNER	CONSTRUCTION MANAGER
RESORTS INTERNATIONAL HOTEL, INC.	PERINI BUILDING COMPANY, INC.
BY: [signature]	BY: [signature]
DATE: MARCH 12, 2002	DATE: 12 March 2002
ATTEST [signature]	ATTEST [signature]

25-A

GRAHAM, CURTIN & SHERIDAN
A PROFESSIONAL ASSOCIATION
4 HEADQUARTERS PLAZA
P.O. BOX 1991
MORRISTOWN, NEW JERSEY 07962-1991
973-292-1700
FAX 973-292-1767

PAUL L. ZELENTY
DIRECT DIAL 973-401-7114
pzelenty@gcslaw.com

50 WEST STATE STREET
SUITE 1008
TRENTON, NEW JERSEY 08608
609-695-0098
FAX 609-695-1299

March 20, 2002

__Via Fax & Federal Express__
Mr. Peter Rizzuto
Perini Building Company, Inc.
73 Mt. Wayte Avenue, Box 9160
Framingham, MA 01701-9160

Re: Resorts International

Dear Peter:

Enclosed is a copy of the final form of General Conditions of the Contract for Construction, AIA Document A201-1997, as amended by the parties (the "General Conditions"), which General Conditions are referenced in the Standard Form of Agreement Between Owner and Construction Manager, as amended by the parties, dated as of March 12, 2002 (the "Agreement"). This letter shall also serve to confirm that both parties hereby waive their right to terminate the Agreement pursuant to Section 1.2 thereof.

If the foregoing comports with your understanding, please execute and return the enclosed copy of this letter whereupon the General Conditions and Agreement will be deemed adopted and modified accordingly.

Please do not hesitate to contact me if you have any questions or comments.

Very truly yours,

[signature]
PAUL L. ZELENTY

PLZ:jls
Enclosures

Agreed and Accepted this
21st day March, 2002:

Perini Building Company, Inc.

By: [signature]
Peter Rizzutto

INSTRUCTIONS

AIA DOCUMENT A201-1997

General Conditions of the Contract for Construction

GENERAL INFORMATION

PURPOSE. AIA Document A201-1997, a general conditions form, is intended to be used as one of the contract documents forming the construction contract. In addition, it is frequently adopted by reference into a variety of other agreements, including the Owner-Architect agreements and the Contractor-Subcontractor agreements, to establish a common basis for the primary and secondary relationships on the typical construction project.

RELATED DOCUMENTS. A201-1997 is incorporated by reference into two AIA Owner-Contractor agreements (A101-1997 and A111-1997), the A401-1997 Contractor-Subcontractor agreement and several AIA Owner-Architect agreements (for example, B141-1997 and B151-1997). It is also incorporated by reference into two design-build agreements (A491-Part 2 and B901-Part 2) and two Owner-Construction Manager/constructor agreements (A121/CMc-Part 2 and A131/CMc-Part 2). A201-1997 may be adopted by indirect reference when the prime Agreement between the Owner and Architect adopts A201-1997 and is in turn adopted into Architect-Consultant agreements such as AIA Documents C141-1997 and C142-1997. Such incorporation by reference is a valid legal drafting method, and documents so incorporated are generally interpreted as part of the respective contract.

The Contract Documents, including A201-1997, record the Contract for Construction between the Owner and the Contractor. The other Contract Documents are:

- Owner-Contractor Agreement Form (e.g., A101-1997 or A111-1997)
- Supplementary Conditions
- Drawings
- Specifications
- Modifications

Although the AIA does not produce standard documents for Supplementary Conditions, Drawings or Specifications, a variety of model and guide documents are available, including AIA's MASTERSPEC and AIA Document A511, Guide for Supplementary Conditions.

The A201-1997 document is considered the keystone document coordinating the many parties involved in the construction process. As mentioned above and diagrammed below, it is a vital document used to allocate the proper legal responsibilities of the parties.


General Conditions
Owner-Contractor Contract for Construction
Owner-Architect Contract for Design and Administration
Contractor-Subcontractor Contract for a Portion of the Work
Architect-Consultant Contract for a Portion of the Services

AIA DOCUMENT A201-1997
INSTRUCTIONS

The American Institute of Architects
1735 New York Avenue, N.W.
Washington, D.C. 20006-5292

On construction projects, hundreds of contractual relationships are created between owners, architects, architects' consultants, contractors, subcontractors, sub-subcontractors, and others down through the multiple tiers of participants. If custom-crafted agreements were written in isolation for each of those contractual relationships, the problems of overlaps and gaps in the numerous participants' responsibilities could lead to mass confusion and chaos. To prevent and solve this problem, the construction industry commonly uses standardized general conditions, such as AIA Document A201-1997, for coordinating those many relationships on the project by its adoption into each contract. AIA expends a great deal of time and resources in the development of A201 and its other documents to provide four types of linkages in the tiers of legal relationships. In addition to adoption of A201 into each agreement, related AIA documents are crafted with common phrasing, uniform definitions and a consistent, logical allocation of responsibilities down through the tiers of relationships. Together these documents are known as the A201 Family of Documents, and are listed below:

- A101-1997, Standard Form of Agreement Between Owner and Contractor (Stipulated Sum)
- A111-1997, Standard Form of Agreement Between Owner and Contractor (Cost Plus Fee, with GMP)
- A401-1997, Standard Form of Agreement Between Contractor and Subcontractor
- A511, Guide for Supplementary Conditions
- A701-1997, Instructions to Bidders
- B141-1997, Standard Form of Agreement Between Owner and Architect
- B151-1997, Abbreviated Standard Form of Agreement Between Owner and Architect
- B511, Guide for Amendments to AIA Owner-Architect Agreements
- C141-1997, Standard Form of Agreement Between Architect and Consultant
- C142-1997, Abbreviated Standard Form of Agreement Between Architect and Consultant

The AIA publishes other General Conditions that parallel A201-1997 for the construction management-adviser family of documents (AIA Document A201/CMa) and the interiors family of documents (AIA Document A271).

DISPUTE RESOLUTION—MEDIATION AND ARBITRATION. This document contains provisions for mediation and arbitration of claims and disputes. Mediation is a non-binding process, but is mandatory under the terms of this document. Arbitration is mandatory under the terms of this document and binding in most states and under the Federal Arbitration Act. In a minority of states, arbitration provisions relating to future disputes are not enforceable but the parties may agree to arbitrate after the dispute arises. Even in those states, under certain circumstances (for example, in a transaction involving interstate commerce), arbitration provisions may be enforceable under the Federal Arbitration Act.

The AIA does not administer dispute resolution processes. To submit disputes to mediation or arbitration or to obtain copies of the applicable mediation or arbitration rules, write to the American Arbitration Association or call (800) 778-7879. The American Arbitration Association also may be contacted at *http://www.adr.org*.

WHY USE AIA CONTRACT DOCUMENTS? AIA contract documents are the product of a consensus-building process aimed at balancing the interests of all parties on the construction project. The documents reflect actual industry practices, not theory. They are state-of-the-art legal documents, regularly revised to keep up with changes in law and the industry—yet they are written, as far as possible, in everyday language. Finally, AIA contract documents are flexible: they are intended to be modified to fit individual projects, but in such a way that modifications are easily distinguished from the original, printed language.

For further information on AIA's approach to drafting contract documents, see AIA Document M120, Document Drafting Principles.

USE OF NON-AIA FORMS. If a combination of AIA documents and non-AIA documents is to be used, particular care must be taken to achieve consistency of language and intent among documents.

STANDARD FORMS. Most AIA documents published since 1906 have contained in their titles the words "Standard Form." The term "standard" is not meant to imply that a uniform set of contractual requirements is mandatory for AIA members or others in the construction industry. Rather, the AIA standard documents are intended to be used as fair and balanced baselines from which the parties can negotiate their bargains. As such, the documents have won general acceptance within the construction industry and have been uniformly interpreted by the courts. Within an industry spanning 50 states—each free to adopt different, and perhaps contradictory, laws affecting that industry—AIA documents form the basis for a generally consistent body of construction law.

USE OF CURRENT DOCUMENTS. Prior to using any AIA document, the user should consult an AIA component chapter or a current AIA Documents Price List to determine the current edition of each document.

1997 EDITION

AIA DOCUMENT A201-1997

General Conditions of the Contract for Construction

This document has important legal consequences. Consultation with an attorney is encouraged with respect to its completion or modification.

This document has been approved and endorsed by The Associated General Contractors of America.

TABLE OF ARTICLES

INDEX

ARTICLE 1 GENERAL PROVISIONS

1.1 BASIC DEFINITIONS

1.1.1 THE CONTRACT DOCUMENTS

~~The Contract Documents consist of the Agreement between Owner and Contractor (hereinafter the Agreement), Conditions of the Contract (General, Supplementary and other Conditions), Drawings, Specifications, Addenda issued prior to execution of the Contract, other documents listed in the Agreement and Modifications issued after execution of the Contract.~~ A Modification is (1) a written amendment to the Contract signed by both parties, (2) a Change Order, (3) a Construction Change Directive or (4) a written order for a minor change in the Work issued by the Architect. Unless specifically enumerated in the Agreement, the Contract Documents do not include other documents such as bidding requirements (advertisement or invitation to bid, Instructions to Bidders, sample forms, the Contractor's bid or portions of Addenda relating to bidding requirements).

1.1.2 THE CONTRACT

The Contract Documents form the Contract for Construction. The Contract represents the entire and integrated agreement between the parties hereto and supersedes prior negotiations, representations or agreements, either written or oral. The Contract may be amended or modified only by a Modification. The Contract Documents shall not be construed to create a contractual relationship of any kind (1) between the Architect and Contractor, (2) between the Owner and a Subcontractor or Sub-subcontractor, (3) between the Owner and Architect or (4) between any persons or entities other than the Owner and Contractor. The Architect shall, however, be entitled to performance and enforcement of obligations under the Contract intended to facilitate performance of the Architect's duties.

1.1.3 THE WORK

The term "Work" means the construction and services required by the Contract Documents, whether completed or partially completed, and includes all other labor, materials, equipment and services provided or to be provided by the Contractor to fulfill the Contractor's obligations. The Work may constitute the whole or a part of the Project.

1.1.4 THE PROJECT

The Project is the total construction of which the Work performed under the Contract Documents may be the whole or a part and which may include construction by the Owner or by separate contractors.

1.1.5 THE DRAWINGS

The Drawings are the graphic and pictorial portions of the Contract Documents showing the design, location and dimensions of the Work, generally including plans, elevations, sections, details, schedules and diagrams.

1.1.6 THE SPECIFICATIONS

The Specifications are that portion of the Contract Documents consisting of the written requirements for materials, equipment, systems, standards and workmanship for the Work, and performance of related services.

1.1.7 THE PROJECT MANUAL

The Project Manual is a volume assembled for the Work which may include the bidding requirements, sample forms, Conditions of the Contract and Specifications.

1.2 CORRELATION AND INTENT OF THE CONTRACT DOCUMENTS

1.2.1 ~~The intent of the Contract Documents is to include all items necessary for the proper [illegible] and completion of the Work by the Contractor. The Contract Documents are~~

Page 9A:

1. The Contract Documents consist of those documents stated in Subparagraph 2.2.5.1 of the Agreement between Owner and Construction Manager (AIA Document A121/CMc) between the Parties, as modified, and all Modifications thereto.

2. pursuant to Paragraph 7.4.

3. (except as provided in Paragraph 5.4 hereof)

4. of Contractor

5. is issued by Architect and

6. 1.1.8 ADDITIONAL DEFINITIONS

   .1 "Addendum" means a change to the Contract documents issued by Architect with Owner's approval prior to the execution of the Agreement and specifically listed in the Agreement;

   .2 "Alternate" means a variation in Contract requirements on which a separate price is to be received by the Owner as a part of the bid. If the Alternate is accepted in writing by Owner prior to the establishment of the Guaranteed Maximum Price, the variation is then a part of the Contract and the amount of money quoted to be added or deducted from the Base Bid is taken into account in determining the Contract Sum;

   .3 "Base Bid" mean a bid before any Alternatives are considered;

   .4 "Final Completion" means the date the Contract has been fully performed, all the Work has been completed and a final Certificate of Payment approved by the Owner has been issued by the Architect;

   .5 "Not-in-Contract/N.I.C." means work not included in the Contract;

   .6 "Or Approved Equal" and "Equal to" means a product or products by manufacturers other than those specified in the Contract Documents which the Contractor may submit for substitution and prove to be equal to those specified in the Contract Documents which may be incorporated in the Work after review and acceptance by the Architect and acceptance by the Owner; and

   .7 "Indicated and Shown" means as detailed, scheduled, or called for in the Contract Documents.

7. 1.2.1 It is the intent of the Contract Documents to include all items necessary for the proper execution and completion of the Work by the Contractor. The Work shall consist of all items

Page 9B:

specifically included in the Contract Documents as well as all additional items of work which are reasonably inferable from that which is specified in order to complete the Work in accordance with the Contract Documents. The Contract Documents are complementary, and what is required by any one Contract Document shall be as binding as if required by all. Any differences between the requirements of the Drawings and the Specifications or any differences noted within the Drawings themselves or within the Specifications themselves shall be referred to the Owner and Architect by Contractor prior to the submission of bids and shall be clarified by an Addendum issued to all bidders.

If any such differences or conflicts are not called to the Owner's and Architect's attention prior to submission of bids, the Architect shall decide which of the conflicting requirements will govern based upon the most stringent of the requirements and, subject to the approval of the Owner, the Contractor shall perform the Work at no additional cost and/or time to the Owner in accordance with the Architect's decision. Work not covered in the Contract Documents will not be required unless it is consistent therewith and is reasonably inferable therefrom as being necessary to produce the intended results.

complementary, and what is required by one shall be as binding as if required by all; performance by the Contractor shall be required only to the extent consistent with the Contract Documents and reasonably inferable from them as being necessary to produce the indicated results.

1.2.2 Organization of the Specifications into divisions, sections and articles, and arrangement of Drawings shall not control the Contractor in dividing the Work among Subcontractors or in establishing the extent of Work to be performed by any trade.

1.2.3 Unless otherwise stated in the Contract Documents, words which have well-known technical or construction industry meanings are used in the Contract Documents in accordance with such recognized meanings.

1.3 CAPITALIZATION

1.3.1 Terms capitalized in these General Conditions include those which are (1) specifically defined, (2) the titles of numbered articles and identified references to Paragraphs, Subparagraphs and Clauses in the document or (3) the titles of other documents published by the American Institute of Architects.

1.4 INTERPRETATION

1.4.1 In the interest of brevity the Contract Documents frequently omit modifying words such as "all" and "any" and articles such as "the" and "an," but the fact that a modifier or an article is absent from one statement and appears in another is not intended to affect the interpretation of either statement.

1.5 EXECUTION OF CONTRACT DOCUMENTS

1.5.1 The Contract Documents shall be signed by the Owner and Contractor. If either the Owner or Contractor or both do not sign all the Contract Documents, the Architect shall identify such unsigned Documents upon request.

1.5.2 Execution of the Contract by the Contractor is a representation that the Contractor has visited the site, become generally familiar with local conditions under which the Work is to be performed and correlated personal observations with requirements of the Contract Documents.

1.6 OWNERSHIP AND USE OF DRAWINGS, SPECIFICATIONS AND OTHER INSTRUMENTS OF SERVICE

1.6.1 The Drawings, Specifications and other documents, including those in electronic form, prepared by the Architect and the Architect's consultants are Instruments of Service through which the Work to be executed by the Contractor is described. The Contractor may retain one record set. Neither the Contractor nor any Subcontractor, Sub-subcontractor or material or equipment supplier shall own or claim a copyright in the Drawings, Specifications and other documents prepared by the Architect or the Architect's consultants, and unless otherwise indicated the Architect and the Architect's consultants shall be deemed the authors of them and will retain all common law, statutory and other reserved rights, in addition to the copyrights. All copies of Instruments of Service, except the Contractor's record set, shall be returned or suitably accounted for to the Architect, on request, upon completion of the Work. The Drawings, Specifications and other documents prepared by the Architect and the Architect's consultants, and copies thereof furnished to the Contractor, are for use solely with respect to this Project. They are not to be used by the Contractor or any Subcontractor, Sub-subcontractor or material or equipment supplier on other projects or for additions to this Project outside the scope of the Work without the specific written consent of the Owner, Architect and the Architect's consultants. The Contractor, Subcontractors, Sub-subcontractors and material or equipment suppliers are authorized to use and reproduce applicable portions of the Drawings, Specifications and other documents prepared by the Architect and the Architect's consultants appropriate to and for use in

Page 10A:

1. and abbreviations

2. 1.2.4 When more than one material, brand, or process is specified for a particular item of Work, the choice shall be the Contractor's. Contractor may, after notifying the Architect and Owner, select the one it prefers, provided that it is most appropriate and satisfactory for its intended use. Approval by Architect or Owner of materials, suppliers, processes, or Subcontractors does not imply a waiver of any Contract requirements including, without limitation, Contractor's warranty.

   1.2.5 All Work shall conform to the Contract Documents. No change therefrom shall be made without review and written acceptance by Architect and Owner.

3. 1.5.2 Further, Contractor recognizes the extra degree of care required under the urban site construction circumstances with respect to safety, protection of pedestrians, cleanliness of the site, health and other laws, and protections of existing utilities, adjacent streets, and property. In arriving at the Contract Sum and the Contract Time with respect to the forgoing matters, Contractor has, as an experienced and prudent contractor, exercised reasonable care and judgment.

4. The Drawings, Specifications and other similar or related documents, including those in electronic form, and copies thereof are furnished to the Contractor for the purpose of performing the Work and are, and shall remain, the property of the Owner.

5. or any other similar or related documents, and Owner will retain all common law, statutory, and other reserved rights, in addition to the copyright (including without limitation, the right to create derivative works therefrom). All copies of such documents shall be returned to the Owner upon Completion of the Work.

6. and other similar or related documents

7. solely

the execution of their Work under the Contract Documents. All copies made under this authorization shall bear the statutory copyright notice, if any, shown on the Drawings, Specifications and other documents prepared by the Architect and the Architect's consultants. Submittal or distribution to meet official regulatory requirements or for other purposes in connection with this Project is not to be construed as publication in derogation of ~~the Architect's or Architect's consultants'~~ copyrights or other reserved rights. (1)

ARTICLE 2 OWNER

2.1 GENERAL

2.1.1 The Owner is the person or entity identified as such in the Agreement and is referred to throughout the Contract Documents as if singular in number. The Owner shall designate in writing a representative who shall have express authority to bind the Owner with respect to all matters requiring the Owner's approval or authorization. Except as otherwise provided in Subparagraph 4.2.1, the Architect does not have such authority. The term "Owner" means the Owner or the Owner's authorized representative. (2)

2.1.2 The Owner shall furnish to the Contractor within fifteen days after receipt of a written request, information necessary and relevant for the Contractor to evaluate, give notice of or enforce mechanic's lien rights. Such information shall include a correct statement of the record legal title to the property on which the Project is located, usually referred to as the site, and the Owner's interest therein.

2.2 INFORMATION AND SERVICES REQUIRED OF THE OWNER

2.2.1 ~~The Owner shall, at the written request of the Contractor, prior to commencement of the Work and thereafter, furnish to the Contractor reasonable evidence that financial arrangements have been made to fulfill the Owner's obligations under the Contract. Furnishing of such evidence shall be a condition precedent to commencement or continuation of the Work. After such evidence has been furnished, the Owner shall not materially vary such financial arrangements without prior notice to the Contractor.~~

2.2.2 Except for permits and fees, including those required under Subparagraph 3.7.1, which are the responsibility of the Contractor under the Contract Documents, the Owner shall secure and pay for necessary approvals, easements, assessments and charges required for construction, use or occupancy of permanent structures or for permanent changes in existing facilities. (3)

2.2.3 The Owner shall furnish surveys describing physical characteristics, legal limitations and utility locations for the site of the Project, and a legal description of the site. The Contractor shall be entitled to rely on the accuracy of information furnished by the Owner but shall exercise proper precautions relating to the safe performance of the Work. (4)

2.2.4 Information or services required of the Owner by the Contract Documents shall be furnished by the Owner with reasonable promptness. Any other information or services relevant to the Contractor's performance of the Work under the Owner's control shall be furnished by the Owner after receipt from the Contractor of a written request for such information or services.

2.2.5 ~~Unless otherwise provided in the Contract Documents, the Contractor will be furnished, free of charge, such copies of Drawings and Project Manuals as are reasonably necessary for execution of the Work.~~ (5)

2.3 OWNER'S RIGHT TO STOP THE WORK

2.3.1 If the Contractor fails to correct Work which is not in accordance with the requirements of the Contract Documents as required by Paragraph 12.2 or ~~persistently~~ fails to carry out Work in (6)

Page 11A:

1. any

2. Owner may change its designated representative from time to time upon written notice to the Construction Manager and the Architect.

3. Such approvals and the like shall be provided by Owner within a time and in a manner so as to avoid any delays in the Work or schedule of Contractor and shall include only such approvals for permanent facilities which are necessary to perform the Work as set forth in the Contract Documents.

4. The furnishing of these surveys and the legal description of the site shall not relieve the Contractor from its duties under the Contract Documents in general and subparagraphs 3.2.1 and 3.2.2 specifically. In connection with the foregoing, Contractor shall be solely responsible for locating (and shall locate prior to performing any Work) all utility lines, telephone company lines and cables, sewer lines, water pipes, gas lines, electrical lines, including, without limitations, all buried pipelines and buried telephone cables and shall perform the Work in such a manner so as to avoid damaging any such lines, cables, pipes, and pipelines.

5. Promptly upon completion of same, Contractor will be furnished without charge, a maximum of fifteen (15) sets of Drawings and Project Manual(s) plus one (1) set of reproducible transparencies including revisions thereto. If additional copies are reasonably required by Contract for its use and convenience in performing Work, said additional copies shall be furnished upon request at Contractor's expense equal to cost of reproduction. Four (4) copies of Change Order documents plus one (1) set of reproducible transparencies, including Drawings shall be provided to Contractor free of charge and additional copies shall be furnished at Contractor's expense.

6. persistently or materially

(1)

accordance with the Contract Documents, the Owner may issue a written order to the Contractor to stop the Work, or any portion thereof, until the cause for such order has been eliminated; however, the right of the Owner to stop the Work shall not give rise to a duty on the part of the Owner to exercise this right for the benefit of the Contractor or any other person or entity~~, except to the extent required by Subparagraph 6.1.3~~.

(3) (2)

2.4 OWNER'S RIGHT TO CARRY OUT THE WORK

2.4.1 If the Contractor defaults or neglects to carry out the Work in accordance with the Contract Documents and fails within a seven-day period after receipt of written notice from the Owner to commence and continue correction of such default or neglect with diligence and promptness, ~~the Owner may after such seven-day period give the Contractor a second written notice to correct such deficiencies within a three-day period. If the Contractor within such three-day period after receipt of such second notice fails to commence and continue to correct any deficiencies,~~ the Owner may, without prejudice to other remedies the Owner may have, correct such deficiencies. In such case an appropriate Change Order shall be issued deducting from payments then or thereafter due the Contractor the reasonable cost of correcting such deficiencies, including Owner's expenses and compensation for the Architect's additional services made necessary by such default, neglect or failure. ~~Such action by the Owner and amounts charged to the Contractor are both subject to prior approval of the Architect. If payments then or thereafter due the Contractor are not sufficient to cover such amounts, the Contractor shall pay the difference to the Owner.~~

ARTICLE 3 CONTRACTOR

3.1 GENERAL

3.1.1 The Contractor is the person or entity identified as such in the Agreement and is referred to throughout the Contract Documents as if singular in number. The term "Contractor" means the Contractor or the Contractor's authorized representative.

3.1.2 The Contractor shall perform the Work in accordance with the Contract Documents.

3.1.3 The Contractor shall not be relieved of obligations to perform the Work in accordance with the Contract Documents either by activities or duties of the Architect in the Architect's administration of the Contract, or by tests, inspections or approvals required or performed by persons other than the Contractor. (4)

(5)

3.2 REVIEW OF CONTRACT DOCUMENTS AND FIELD CONDITIONS BY CONTRACTOR

3.2.1 Since the Contract Documents are complementary, before starting each portion of the Work, the Contractor shall carefully study and compare the various Drawings and other Contract Documents relative to that portion of the Work, as well as the information furnished by the Owner pursuant to Subparagraph 2.2.3, shall take field measurements of any existing conditions related to that portion of the Work and shall observe any conditions at the site affecting it. ~~These obligations are for the purpose of facilitating construction by the Contractor and are not for the purpose of discovering errors, omissions, or inconsistencies in the Contract Documents; however, any errors, inconsistencies or omissions discovered by the Contractor shall be reported promptly to the Architect as a request for information in such form as the Architect may require.~~

(6)

3.2.2 Any design errors or omissions noted by the Contractor during this review shall be reported promptly to the Architect, but it is recognized that the Contractor's review is made in the Contractor's capacity as a contractor and not as a licensed design professional unless otherwise specifically provided in the Contract Documents. The Contractor is not required to ascertain that the Contract Documents are in accordance with applicable laws, statutes, ordinances, building codes, and rules and regulations, but any nonconformity discovered by or made known to the

Page 12A:

1. or fails or refuses to provide a sufficient amount of properly supervised and coordinated labor, materials, or equipment, or the failure to remove and discharge (within 14 days) any lien filed upon Owner's property by anyone claiming by, through, or under Contractor, or willfully disregards the instructions of Architect or Owner with respect to material issues when based on the requirements of the Contract Documents,

2. , or any portion thereof,

3. or fails within such seven-day period to eliminate (or diligently commence to eliminate) the cause of any stop work order issued under Subparagraph 2.3.1 hereof,

4. However, if costs and/or time have been increased due to activities, duties, tests, inspections or approvals by Owner, Architect and/or parties within their control and which activities, duties, tests, inspections or approvals do not reveal defective Work or Work not in accordance with the Contract Documents, then Contractor shall not be liable for such increased costs, and/or time, and an appropriate Change Order shall be issued therefore.

   3.1.4 Nothing contained in the Contract shall be deemed to impose any general design responsibility on the Contractor.

5. and shall carefully compare such field measurements and conditions and other information known to the Contractor with the Contract Documents before commencing activities. Errors, inconsistencies or omissions discovered shall be promptly reported to the Architect and Owner.

6. 3.2.1.1 If any errors, inconsistencies, or omissions in Contract Documents are recognized by the Contractor, any member of its organization, or any of its Subcontractors, acting in good faith, the Contractor shall be responsible for notifying the Owner and Architect in writing of such error, inconsistency, or omission before proceeding with the Work. The Architect will take such notice under advisement and within a reasonable time commensurate with job progress render a decision. The Architect's decision shall be subject to Owner's approval. If Contractor fails to give such notice and proceeds with such Work, it shall correct any such errors, inconsistencies, or omissions at no additional costs to the Owner. Notwithstanding the foregoing, however, the Contractor shall not be required to independently verify the information provided by the Owner pursuant to Section 2.2.3 hereof, but rather, shall be entitled to rely thereupon. The foregoing shall not, however, relieve Contractor of its obligations pursuant to the last sentence of Section 2.2.3 hereof.

7. and Owner

3.2.3 If the Contractor believes that additional cost or time is involved because of clarifications or instructions issued by the Architect in response to the Contractor's notices or requests for information pursuant to Subparagraphs 3.2.1 and 3.2.2, the Contractor shall make Claims as provided in Subparagraphs 4.3.6 and 4.3.7. If the Contractor fails to perform the obligations of Subparagraphs 3.2.1 and 3.2.2, the Contractor shall pay such costs and damages to the Owner as would have been avoided if the Contractor had performed such obligations. The Contractor shall not be liable to the Owner or Architect for damages resulting from errors, inconsistencies or omissions in the Contract Documents or for differences between field measurements or conditions and the Contract Documents unless the Contractor recognized such error, inconsistency, omission or difference and ~~knowingly~~ failed to report it to the Architect.

3.3 SUPERVISION AND CONSTRUCTION PROCEDURES

3.3.1 The Contractor shall supervise and direct the Work, using the Contractor's best skill and attention. The Contractor shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of the Work under the Contract, unless the Contract Documents give other specific instructions concerning these matters. If the Contract Documents give specific instructions concerning construction means, methods, techniques, sequences or procedures, the Contractor shall evaluate the jobsite safety thereof and, except as stated below, shall be fully and solely responsible for the jobsite safety of such means, methods, techniques, sequences or procedures. If the Contractor determines that such means, methods, techniques, sequences or procedures may not be safe, the Contractor shall give timely written notice to the Owner and Architect and shall not proceed with that portion of the Work without further written instructions from the Architect. If the Contractor is then instructed to proceed with the required means, methods, techniques, sequences or procedures without acceptance of changes proposed by the Contractor, the Owner shall be solely responsible for any resulting loss or damage.

3.3.2 The Contractor shall be responsible to the Owner for acts and omissions of the Contractor's employees, Subcontractors and their agents and employees, and other persons or entities performing portions of the Work for or on behalf of the Contractor or any of its Subcontractors.

3.3.3 The Contractor shall be responsible for inspection of portions of Work already performed to determine that such portions are in proper condition to receive subsequent Work.

3.4 LABOR AND MATERIALS

3.4.1 Unless otherwise provided in the Contract Documents, the Contractor shall provide and pay for labor, materials, equipment, tools, construction equipment and machinery, water, heat, utilities, transportation, and other facilities and services necessary for proper execution and completion of the Work, whether temporary or permanent and whether or not incorporated or to be incorporated in the Work.

3.4.2 The Contractor may make substitutions only with the consent of the Owner, after evaluation by the Architect and in accordance with a Change Order.

3.4.3 The Contractor shall enforce strict discipline and good order among the Contractor's employees and other persons carrying out the Contract. The Contractor shall not permit employment of unfit persons or persons not skilled in tasks assigned to them.

3.5 WARRANTY

3.5.1 The Contractor warrants to the Owner and Architect that materials and equipment furnished under the Contract will be of good quality and new unless otherwise required or permitted by the Contract Documents, that the Work will be free from ~~defects not inherent in the quality required or permitted~~, and that the Work will conform to the requirements of the Contract

Page 13A:

1. that are not of the nature of items described in and intended to be covered in subparagraphs 3.2.1 and 3.2.2 hereof,

2. , acting in good faith,

3. Owner and

4. If a Contractor performs any construction activity involving an error inconsistency or omission in the Contract Documents that Contractor, acting in good faith, recognized without such notice to the Owner and Architect, the Contractor shall assume complete responsibility for such performance and shall bear the full amount of the attributable costs for correction.

5. 3.2.4 Should the Specifications and Drawings fail to particularly describe the material or kind of goods to be used in any place, then it shall be the duty of the Contractor to make inquiry of the Owner and Architect as to what is best-suited. The material that would normally be used in this place to produce quality consistent with the balance of the Project shall be considered a part of the Contract.

6. It is understood and agreed that the relationship of Contractor to Owner shall be that of an independent contractor. Nothing contained herein or inferable herefrom shall be deemed or construed to (1) make Contractor the agent, servant, or employee of the Owner, or (2) create any partnership, joint venture, or other association between Owner and Contractor. Any direction or instruction by Owner in respect of the Work shall relate to the results the Owner desires to obtain from the Work, and shall in no way affect Contractor's independent contractor status as described herein.

7. 3.3.4 The Contractor has the responsibility to ensure that all material suppliers and Subcontractors, their agents, and employees adhere to the Contract Documents, and that they order materials on time, taking into account the current market and delivery conditions. The Contractor shall be responsible for the space requirements, locations, and routing of its equipment. In areas and locations where the proper and most effective space requirements, locations, and routing cannot be made as indicated, the Contractor shall meet with all others involved, before installation, to plan the most effective and efficient method of overall installation.

   3.3.5 The Contractor shall establish and maintain bench marks and all other grades, lines, and levels necessary for the Work, report errors or inconsistencies to the Owner and Architect before commencing Work, and review the placement of the building(s) and permanent facilities on the site with the Owner and Architect after all lines are staked out and before foundation Work is started. Contractor shall provide access to the Work for the Owner, the Architect, other persons designated by Owner, and governmental inspectors. Any

Page 13B:

encroachments made by Contractor or it Subcontractors (of any tier) on adjacent properties due to construction as revealed by an improvement survey, except for encroachments arising from errors or omissions in the Contract Documents, shall be the sole responsibility of the Contractor, and Contractor shall correct such encroachments within thirty (30) days of the improvement survey (or as soon thereafter as reasonably possible), at Contractor's sole cost and expense, either by the removal of the encroachment (and subsequent reconstruction on the Project site) or agreement with the adjacent property owner(s) (in form and substance satisfactory to Owner in its sole discretion) allowing the encroachments to remain.

8. Contractor shall also be responsible for labor peace on the Project and shall at all times make its best efforts and judgment as an experienced contractor to adopt and implement policies and practices designed to avoid work stoppages, slowdowns, disputes, or strikes where reasonably possible and practical under the circumstances and shall at all times maintain Project-wide labor harmony, and each of Contractor and Owner shall exercise reasonable efforts to ensure that the labor provided by Contractor on the one hand and separate contractors of Owner on the other hand work in harmony.

9. 3.4.4 Materials shall conform to manufacturer's standards in effect at the date of execution of the Agreement and shall be installed in strict accordance with manufacturer's directions. The Contractor shall, if required by the Owner or Architect, furnish satisfactory evidence as to the kind and quality of any materials. All packaged materials shall be shipped to the site in the original containers clearly labeled, and delivery slips shall be submitted with bulk materials identifying thereon the source, and warranting quality and compliance with Contract Documents.

3.4.5 When the Contract Documents require the Work, or any part of the same, to be above the standards required by applicable laws, ordinances, rules, and regulations, and other statutory provisions pertaining to the Work, such Work shall be performed and completed by the Contractor in accordance with the Contract Documents.

3.4.6 When the manufacturer's name, patent numbers, underwriter's labels, model numbers, or similar identifying marks are required, such markings shall be located as inconspicuously as possible.

10. faults and defects that cause the Work to fail to meet generally acceptable industry standards, if any, and are not inherent in the applicable material, product or assembly,

Documents. Work not conforming to these requirements, including substitutions not properly approved and authorized, may be considered defective. The Contractor's warranty excludes remedy for damage or defect caused by abuse, modifications not executed by the Contractor, improper or insufficient maintenance, improper operation, or normal wear and tear and normal usage. If required by the Architect, the Contractor shall furnish satisfactory evidence as to the kind and quality of materials and equipment.

3.6 TAXES

3.6.1 The Contractor shall pay sales, consumer, use and similar taxes for the Work provided by the Contractor which are legally enacted ~~when bids are received or negotiations concluded, whether or not yet effective or merely scheduled to go into effect.~~

3.7 PERMITS, FEES AND NOTICES

3.7.1 Unless otherwise provided in the Contract Documents, the Contractor shall secure and pay for the building permit and other permits and governmental fees, licenses and inspections necessary for proper execution and completion of the Work which are customarily secured after execution of the Contract and which are legally required ~~when bids are received or negotiations concluded.~~

3.7.2 The Contractor shall comply with and give notices required by laws, ordinances, rules, regulations and lawful orders of public authorities applicable to performance of the Work.

3.7.3 ~~It~~ is not the Contractor's responsibility to ascertain that the Contract Documents are in accordance with applicable laws, statutes, ordinances, building codes, and rules and regulations. However, if the Contractor observes that portions of the Contract Documents are at variance therewith, the Contractor shall promptly notify the Architect and Owner in writing, and necessary changes shall be accomplished by appropriate Modification.

3.7.4 If the Contractor performs Work ~~knowing it to~~ be contrary to laws, statutes, ordinances, building codes, and rules and regulations without ~~such~~ notice to the Architect and Owner, the Contractor shall assume appropriate responsibility for such Work and shall bear the costs attributable to correction.

3.8 ALLOWANCES

3.8.1 The Contractor shall include in the Contract Sum all allowances stated in the Contract Documents. Items covered by allowances shall be supplied for such amounts and by such persons or entities as the Owner may direct, but the Contractor shall not be required to employ persons or entities to whom the Contractor has reasonable objection.

3.8.2 Unless otherwise provided in the Contract Documents:

~~.1 allowances shall cover the cost to the Contractor of materials and equipment delivered at the site and all required taxes, less applicable trade discounts;~~

~~.2 Contractor's costs for unloading and handling at the site, labor, installation costs, overhead, profit and other expenses contemplated for stated allowance amounts shall be included in the Contract Sum but not in the allowances;~~

~~.3 whenever costs are more than or less than allowances, the Contract Sum shall be adjusted accordingly by Change Order. The amount of the Change Order shall reflect (1) the difference between actual costs and the allowances under Clause 3.8.2.1 and (2) changes in Contractor's costs under Clause 3.8.2.2.~~

3.8.3 Materials and equipment under an allowance shall be selected by the Owner in sufficient

Page 14A:

1. or Subcontractors

2. Owner or

3. 3.5.2 ALL WARRANTIES SHALL INCLUDE LABOR AND MATERIALS AND SHALL BE SIGNED BY THE MANUFACTURER, SUBCONTRACTOR OR SUPPLIER, AS THE CASE MAY BE. ALL WARRANTIES SHALL BE ADDRESSED TO THE OWNER AND DELIVERED TO THE ARCHITECT UPON COMPLETION OF THE WORK AND BEFORE OR WITH THE SUBMISSION OF REQUEST FOR ALL FINAL PAYMENT. CONTRACTOR SHALL CAUSE ALL WARRANTIES TO FLOW DIRECTLY FROM ALL MANUFACTURERS, SUBCONTRACTORS AND SUPPLIERS TO OWNER. NOTWITHSTANDING THE FOREGOING, HOWEVER, CONTRACTOR SHALL EXERCISE REASONABLE EFFORTS TO ASSIST OWNER IN ENFORCING ALL WARRANTIES DURING THE CORRECTION PERIOD DESCRIBED IN ARTICLE 12 HEREOF.

   3.5.3 Except when a longer warranty time is specifically called for in the Specification Sections or is otherwise provided by law, Contractor shall warrant all Work for a period of twelve (12) months.

   3.5.4 Warranties shall become effective on the Date of Substantial Completion of the entire Work, unless otherwise provided in any Certificate of Partial Substantial Completion approved by the parties.

   3.5.5 If the Architect considers it impractical, because of unsuitable test conditions or some other factors, to execute simultaneous final acceptance of all equipment, portions of the installation may be certified by the Architect for final acceptance, subject to Owner's approval, when that portion of the system is complete and ready for operation as called for under Subparagraph 9.8.1.

   3.5.6 In addition to the foregoing stipulations, the Contractor shall comply with all other warranties referred to in any portions of the Contract Documents or otherwise provided by law or in equity, and where warranties overlap, the more stringent requirement shall govern.

   3.5.7 If for any reason the Contractor cannot warrant any part of the Work using material or construction methods which have been specified, or shown, it shall notify the Owner and Architect in writing before the Guaranteed Maximum Price is established, giving reasons if then known, together with the name of product and data on a substitution it can warrant.

4. prior to establishment of the Guaranteed Maximum Price.

5. and other consents, in each case, for general construction of the Project including, without

Page 14B:

limitation, street opening, sidewalk, and other obstructions, access over public ways and storage

6. prior to the establishment of the Guaranteed Maximum Price.

7. Subject to the other terms and conditions of these General Conditions in general and Subparagraphs 1.2.2, 1.2.3, 3.2.1, 3.2.2 in particular, it

8. (including, without limitation, the installation of any materials or equipment) knowing in the exercise of good faith, to

9. prior

10. all

11. thereof or related thereto (including all fines and penalties).

12. .1 allowances shall cover the cost to the Contractor of materials and equipment delivered at the site and all required taxes, less applicable trade discounts, Contractor's costs for unloading and handling at the site, labor, installation costs, overhead, profit and other expenses contemplated for stated allowance; and

    .2 whenever costs are more than or less than allowances, the Contract Sum shall be adjusted accordingly by Change Order. The amount of the Change Order shall reflect the difference between actual costs and the allowance under Clause 3.8.2.1.

13. unreasonable

3.9 SUPERINTENDENT

3.9.1 The Contractor shall employ a competent superintendent and necessary assistants who shall be in attendance at the Project site during performance of the Work. The superintendent shall represent the Contractor, and communications given to the superintendent shall be as binding as if given to the Contractor. Important communications shall be confirmed in writing. Other communications shall be similarly confirmed on written request in each case.

3.10 CONTRACTOR'S CONSTRUCTION SCHEDULES

3.10.1 The Contractor, promptly after being awarded the Contract, shall prepare and submit for the Owner's and Architect's ~~information~~ a Contractor's construction schedule for the Work. The schedule shall not exceed time limits current under the Contract Documents, shall be revised at appropriate intervals as required by the conditions of the Work and Project, shall be related to the entire Project to the extent required by the Contract Documents, and shall provide for expeditious and practicable execution of the Work.

3.10.2 The Contractor shall prepare and keep current, for the Architect's approval, a schedule of submittals which is coordinated with the Contractor's construction schedule and allows the Architect reasonable time to review submittals.

3.10.3 The Contractor shall perform the Work in general accordance with the most recent schedules submitted to the Owner and Architect.

3.11 DOCUMENTS AND SAMPLES AT THE SITE

3.11.1 The Contractor shall maintain at the site for the Owner one record copy of the Drawings, Specifications, Addenda, Change Orders and other Modifications, in good order and marked currently to record field changes and selections made during construction, and one record copy of approved Shop Drawings, Product Data, Samples and similar required submittals. These shall be available to the Architect and shall be delivered to the Architect for submittal to the Owner upon completion of the Work.

3.12 SHOP DRAWINGS, PRODUCT DATA AND SAMPLES

3.12.1 Shop Drawings are drawings, diagrams, schedules and other data specially prepared for the Work by the Contractor or a Subcontractor, Sub-subcontractor, manufacturer, supplier or distributor to illustrate some portion of the Work.

3.12.2 Product Data are illustrations, standard schedules, performance charts, instructions, brochures, diagrams and other information furnished by the Contractor to illustrate materials or equipment for some portion of the Work.

3.12.3 Samples are physical examples which illustrate materials, equipment or workmanship and establish standards by which the Work will be judged.

3.12.4 Shop Drawings, Product Data, Samples and similar submittals are not Contract Documents. The purpose of their submittal is to demonstrate for those portions of the Work for which submittals are required by the Contract Documents the way by which the Contractor proposes to conform to the information given and the design concept expressed in the Contract Documents. Review by the Architect is subject to the limitations of Subparagraph 4.2.7. Informational submittals upon which the Architect is not expected to take responsive action may be so identified in the Contract Documents. Submittals which are not required by the Contract Documents may be returned by the Architect without action.

3.12.5 The Contractor shall review for compliance with the Contract Documents, approve and [illegible] the Architect Shop Drawings, Product Data, Samples and similar submittals required by

Page 15A:

1. 3.9.2 Contractor shall submit its proposed project manager for Owner's approval (which approval shall not be unreasonably withheld) within fifteen (15) days of the date hereof. The project manager so identified and approved shall be and remain the project manager assigned by the Contractor to generally and directly supervise and coordinate the performance of the Work is and was a material inducement to Owner to enter into the Contract. If the project manager so identified and approved does not accept said assignment or does not remain the project manager for any reason whatsoever, the Owner reserves the right to review and approve or disapprove said project manager's replacement, in Owner's sole discretion. If said replacement is disapproved, Contractor shall provide another candidate suitable to Owner.

   3.9.3 Owner shall have the right, upon notice, to demand the project manager or other key personnel retained by Contractor be replaced by Contractor. In the event of such demand, Contractor shall, within seven (7) days after notification thereof, replace said individual(s) with an individual satisfactory to Owner, in Owner's sole discretion. If said replacement is disapproved, Contractor shall provide another candidate suitable to Owner.

2. review and approval (which approval shall not be unreasonably withheld)

3. as required herein and

4. The schedule shall indicate the proposed starting and completion dates for the various subdivisions of the Work as well as the totality of the Work. The schedule shall in any case be updated every thirty (30) days and submitted to Architect with Contractor's Applications for Payment. Each schedule shall contain a comparison of actual progress with the estimated progress for such point in time stated in the original schedule. If any schedule submitted sets forth a date for Substantial Completion for the Work or any phase of the Work beyond the Date(s) of Substantial Completion established in the Contract (as the same may be extended as provided in the Contract Document(s)), then Contractor shall submit to Architect and Owner for their review and approval a narrative description of the means and methods which Contractor intends to employ to expedite the progress of the Work to ensure timely completion of the various phases of the Work as well as the totality of the Work. To ensure such timely completion, Contractor shall take all necessary action including, without limitation, increasing the number of personnel and labor on the Project and implementing overtime and double shifts.

5. 3.11.2 At the Date of Substantial Completion and as a condition precedent to final payment, the Contractor shall furnish the following documents to the Architect for submittal to the Owner: Record Drawings showing the field changes and selections affecting the general construction, mechanical, electrical, plumbing, and all other work, and indicating the Work as actually installed. These shall consist of carefully drawn markings on a set of reproducible prints of the Architect's Drawings obtained and paid for by Contractor. The Contractor shall

Page 15B:

maintain at the job site one (1) set of Architect's Drawings and indicate thereon each field change as it occurs. The Architect will provide to the Contractor a reproducible copy of the drawings updated with the approved design changes.

6. as conforming to the Contract Documents,

the Contract Documents with reasonable promptness and in such sequence as to cause no delay in the Work or in the activities of the Owner or of separate contractors. Submittals which are not marked as reviewed for compliance with the Contract Documents and approved by the Contractor may be returned by the Architect without action.

3.12.6 By ~~approving~~ and submitting Shop Drawings, Product Data, Samples and similar submittals, the Contractor represents that the Contractor has determined and verified materials, field measurements and field construction criteria related thereto, or will do so, and has checked and coordinated the information contained within such submittals with the requirements of the Work and of the Contract Documents.

3.12.7 The Contractor shall perform no portion of the Work for which the Contract Documents require submittal and review of Shop Drawings, Product Data, Samples or similar submittals until the respective submittal has been approved by the Architect.

3.12.8 The Work shall be in accordance with approved submittals except that the Contractor shall not be relieved of responsibility for deviations from requirements of the Contract Documents by the Architect's approval of Shop Drawings, Product Data, Samples or similar submittals unless the Contractor has specifically informed the Architect in writing of such deviation at the time of submittal and (1) the Architect has given written approval to the specific deviation as a minor change in the Work, or (2) a Change Order or Construction Change Directive has been issued authorizing the deviation. The Contractor shall not be relieved of responsibility for errors or omissions in Shop Drawings, Product Data, Samples or similar submittals by the Architect's approval thereof.

3.12.9 The Contractor shall direct specific attention, in writing or on resubmitted Shop Drawings, Product Data, Samples or similar submittals, to revisions other than those requested by the Architect on previous submittals. In the absence of such written notice the Architect's approval of a resubmission shall not apply to such revisions.

3.12.10 The Contractor shall not be required to provide professional services which constitute the practice of architecture or engineering unless such services are specifically required by the Contract Documents for a portion of the Work or unless the Contractor needs to provide such services in order to carry out the Contractor's responsibilities for construction means, methods, techniques, sequences and procedures. The Contractor shall not be required to provide professional services in violation of applicable law. If professional design services or certifications by a design professional related to systems, materials or equipment are specifically required of the Contractor by the Contract Documents, the Owner and the Architect will specify all performance and design criteria that such services must satisfy. The Contractor shall cause such services or certifications to be provided by a properly licensed design professional, whose signature and seal shall appear on all drawings, calculations, specifications, certifications, Shop Drawings and other submittals prepared by such professional. Shop Drawings and other submittals related to the Work designed or certified by such professional, if prepared by others, shall bear such professional's written approval when submitted to the Architect. The Owner and the Architect shall be entitled to rely upon the adequacy, accuracy and completeness of the services, certifications or approvals performed by such design professionals, provided the Owner and Architect have specified to the Contractor all performance and design criteria that such services must satisfy. Pursuant to this Subparagraph 3.12.10, the Architect will review, approve or take other appropriate action on submittals only for the limited purpose of checking for conformance with information given and the design concept expressed in the Contract Documents. The Contractor shall not be responsible for the adequacy of the performance or design criteria required by the Contract Documents.

Page 16A

1. reviewing

3.13 USE OF SITE

3.13.1 The Contractor shall confine operations at the site to areas permitted by law, ordinances, permits and the Contract Documents and shall not unreasonably encumber the site with materials or equipment.

3.14 CUTTING AND PATCHING

3.14.1 The Contractor shall be responsible for cutting, fitting or patching required to complete the Work or to make its parts fit together properly. (1)

(2)

3.14.2 The Contractor shall not damage or endanger a portion of the Work or fully or partially completed construction of the Owner or separate contractors by cutting, patching or otherwise altering such construction, or by excavation. The Contractor shall not cut or otherwise alter such construction by the Owner or a separate contractor except with written consent of the Owner and of such separate contractor; such consent shall not be unreasonably withheld. The Contractor shall not unreasonably withhold from the Owner or a separate contractor the Contractor's consent to cutting or otherwise altering the Work.

3.15 CLEANING UP

3.15.1 The Contractor shall keep the premises and surrounding area free from accumulation of waste materials or rubbish caused by operations under the Contract. At completion of the Work, the Contractor shall remove from and about the Project waste materials, rubbish, the Contractor's tools, construction equipment, machinery and surplus materials.

3.15.2 If the Contractor fails to clean up as provided in the Contract Documents, the Owner may do so and the cost thereof shall be charged to the Contractor.

3.16 ACCESS TO WORK

3.16.1 The Contractor shall provide the Owner and Architect access to the Work in preparation and progress wherever located.

(3)

3.17 ROYALTIES, PATENTS AND COPYRIGHTS

3.17.1 The Contractor shall pay all royalties and license fees. The Contractor shall defend suits or claims for infringement of copyrights and patent rights and shall hold the Owner and Architect harmless from loss on account thereof, but shall not be responsible for such defense or loss when a particular design, process or product of a particular manufacturer or manufacturers is required by the Contract Documents or where the copyright violations are contained in Drawings, Specifications or other documents prepared by the Owner or Architect. However, if the Contractor has reason to believe that the required design, process or product is an infringement of a copyright or a patent, the Contractor shall be responsible for such loss unless such information is promptly furnished to the Architect.

(5)

3.18 INDEMNIFICATION (4)

3.18.1 To the fullest extent permitted by law and to the extent claims, damages, losses or expenses are not covered by Project Management Protective Liability insurance purchased by the Contractor in accordance with Paragraph 11.3, the Contractor shall indemnify and hold harmless the Owner, Architect, Architect's consultants, and agents and employees of any of them from and against claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or resulting from performance of the Work, provided that such claim, damage, loss or expense is attributable to bodily injury, sickness, disease or death, or to injury to or destruction of tangible property (other than the Work itself), but only to the extent caused by the negligent acts or omissions of the Contractor, a Subcontractor, anyone directly or indirectly employed by them or anyone for whose acts they may be liable, regardless of whether or not such claim, damage, loss or expense is caused in part by a party indemnified hereunder. Such obligation shall not be

Page 17A:

1. It is the intent of the Contract Documents that all areas requiring cutting and patching shall be restored to a completely finished condition acceptable to the Architect and the Owner.

2. prior

3. (or should have had reason)

4. the Contract, or the act or omission of Contractor, a Subcontractor or any individual or entity directly or indirectly employed by Contractor or a Subcontractor, or for whose acts or omissions Contractor or a Subcontractor may be liable,

5. or wanton or willful

construed to negate, abridge, or reduce other rights or obligations of indemnity which would otherwise exist as to a party or person described in this Paragraph 3.18.

3.18.2 In claims against any person or entity indemnified under this Paragraph 3.18 by an employee of the Contractor, a Subcontractor, anyone directly or indirectly employed by them or anyone for whose acts they may be liable, the indemnification obligation under Subparagraph 3.18.1 shall not be limited by a limitation on amount or type of damages, compensation or benefits payable by or for the Contractor or a Subcontractor under workers' compensation acts, disability benefit acts or other employee benefit acts.

(1)

ARTICLE 4 ADMINISTRATION OF THE CONTRACT

4.1 ARCHITECT

4.1.1 The Architect is the person lawfully licensed to practice architecture or an entity lawfully practicing architecture identified as such in the Agreement and is referred to throughout the Contract Documents as if singular in number. The term "Architect" means the Architect or the Architect's authorized representative.

4.1.2 ~~Duties, responsibilities and limitations of authority of the Architect as set forth in the Contract Documents shall not be restricted, modified or extended without written consent of the Owner, Contractor and Architect. Consent shall not be unreasonably withheld.~~ (2)

4.1.3 If the employment of the Architect is terminated, ~~the Owner shall employ a new Architect against whom the Contractor has no reasonable objection and whose status under the Contract Documents shall be that of the former Architect.~~ (3)

4.2 ARCHITECT'S ADMINISTRATION OF THE CONTRACT

4.2.1 The Architect will provide administration of the Contract as described in the Contract Documents~~, and will be an Owner's representative (1) during construction, (2) until final payment is due and (3) with the Owner's concurrence, from time to time during the one-year period for correction of Work described in Paragraph 12.2. The Architect will have authority to act on behalf of the Owner only to the extent provided in the Contract Documents, unless otherwise modified in writing in accordance with other provisions of the Contract.~~

(5)

4.2.2 The Architect, as a representative of the Owner, will visit the site at intervals appropriate to the stage of the Contractor's operations (1) to become ~~generally~~ familiar with and to keep the Owner informed about the progress and quality of the ~~portion of the~~ Work ~~completed~~, (2) to ~~endeavor~~ (4) to guard the Owner against defects and deficiencies in the Work, and (3) to determine ~~in general~~ if the Work is ~~being performed in a manner indicating that the Work, when fully completed, will be~~ in accordance with the Contract Documents. ~~However, the Architect will not be required to make exhaustive or continuous on-site inspections to check the quality or quantity of the Work.~~ The Architect will neither have control over or charge of, nor be responsible for, the construction means, methods, techniques, sequences or procedures, or for the safety precautions and programs in connection with the Work~~, since these are solely the Contractor's rights and responsibilities under the Contract Documents, except as provided in Subparagraph 3.3.1.~~ (6)

4.2.3 The Architect will not be responsible for the Contractor's failure to perform the Work in accordance with the requirements of the Contract Documents. The Architect will not have control over or charge of and will not be responsible for acts or omissions of the Contractor, Subcontractors, or their agents or employees, or any other persons or entities performing portions of the Work.

Page 18A:

1. Contractor shall promptly advise Owner in writing of any action, administrative or legal proceeding or investigation as to which this indemnification may apply, and Contractor, at Contractor's expense, shall assume on behalf of Owner and conduct with due diligence and good faith the defense thereof with counsel satisfactory to Owner; provided, that Owner shall have the right to be represented therein by advisory counsel of its own selection and at its own expense; and provided further, that if the defendants in any such action include both Contractor and Owner and Owner shall have reasonably concluded that there may be legal defense available to it which are in conflict with those available to Contractor, Owner shall have the right to separate counsel to participate in the defense of such action on its own behalf at Contractor's expense (provided such expense is limited to the extent of the conflict), provided that, if under the applicable insurance policy the insurance provider has the right to choose counsel, Contractor shall exercise reasonable efforts to have separate counsel appointed which is reasonably satisfactory to Owner. The obligations of Contractor under this Section shall survive the expiration of the Contract and specifically shall survive the limitations contained in Article 4.3 hereof.

2. Owner reserves the right to appoint a representative empowered to act for Owner during the Construction Phase responsibility to the extent set forth in written notice to the Architect and Contractor. With respect to such superseded responsibilities as set for the in the notice to the Architect and Contractor, Architect shall no longer bear responsibility in those areas from and after the effective date of such notice, unless and only to the extent from the time that Architect shall be redirected to resume responsibility by Owner.

3. Owner may at any time employ or retain any licensed architect to perform all or any part of the duties of the Architect hereunder or to exercise any of its rights hereunder. Owner shall notify all parties in writing (setting forth the scope of said replacement Architect's duties and responsibilities) prior to making this change.

4. use best efforts

5. proceeding

6. The Architect shall be responsible for promptly notifying the Owner of the failure of Contractor, Subcontractors, or any other persons performing any of the work in failing to use proper construction means, methods, techniques, sequences, procedures, safety precautions and programs, but only to the extent Architect becomes aware of, or should, exercising due professional diligence, be aware of same. The Architect shall also promptly notify Owner in writing of the failure of any of the foregoing parties to carry out the Work in accordance with the Contract Documents.

4.2.4 Communications Facilitating Contract Administration. Except as otherwise provided in the Contract Documents or when direct communications have been specially authorized, the Owner and Contractor shall endeavor to communicate with each other through the Architect about matters arising out of or relating to the Contract. Communications by and with the Architect's consultants shall be through the Architect. Communications by and with Subcontractors and material suppliers shall be through the Contractor. Communications by and with separate contractors shall be through the Owner.

4.2.5 Based on the Architect's evaluations of the ~~Contractor's Applications for Payment, the Architect will review and certify the amounts due the Contractor and will issue Certificates for Payment in such amounts.~~

4.2.6 The Architect will have authority to reject Work that does not conform to the Contract Documents. ~~Whenever~~ the Architect considers it necessary or advisable the Architect will have authority to require inspection or testing of the Work in accordance with Subparagraphs 13.5.2 and 13.5.3, whether or not such Work is fabricated, installed or completed. ~~However, neither this authority of the Architect nor a decision made in good faith either to exercise or not to exercise such authority shall give rise to a duty or responsibility of the Architect to the Contractor, Subcontractors, material and equipment suppliers, their agents or employees, or other persons or entities performing portions of the Work.~~

4.2.7 The Architect will review and approve or take other appropriate action upon the Contractor's submittals such as Shop Drawings, Product Data and Samples, ~~but only for the limited purpose of checking~~ for conformance with information given and the design concept expressed in the Contract Documents. The Architect's action will be taken with such reasonable promptness as to cause no delay in the Work or in the activities of the Owner, Contractor or separate contractors, while allowing sufficient time in the Architect's professional judgment to permit adequate review. ~~Review of such submittals is not conducted for the purpose of determining the accuracy and completeness of other details such as dimensions and quantities, or for substantiating instructions for installation or performance of equipment or systems, all of which remain the responsibility of the Contractor as required by the Contract Documents.~~ The Architect's review of the Contractor's submittals shall not relieve the Contractor of the obligations under Paragraphs 3.3, 3.5 and 3.12. ~~The Architect's review shall not constitute approval of safety precautions or, unless otherwise specifically stated by the Architect, of any construction means, methods, techniques, sequences or procedures.~~ The Architect's approval of a specific item shall not indicate approval of an assembly of which the item is a component.

4.2.8 The Architect will prepare Change Orders and Construction Change Directives, and may authorize minor changes in the Work as provided in Paragraph 7.4.

4.2.9 The Architect will conduct inspections to determine the date or dates of Substantial Completion and the date of final completion, will receive and forward to the Owner, for the Owner's review and records, written warranties and related documents required by the Contract and assembled by the Contractor, and will issue a final Certificate for Payment upon compliance with the requirements of the Contract Documents.

4.2.10 If the Owner and Architect agree, the Architect will provide one or more project representatives to assist in carrying out the Architect's responsibilities at the site. The duties, responsibilities and limitations of authority of such project representatives shall be as set forth in an exhibit to be incorporated in the Contract Documents.

4.2.11 ~~The~~ Architect will interpret and decide matters concerning performance under, and requirements of, the Contract Documents on written request of either the Owner or Contractor.

Page 19A:

1. by Owner

2. ; provided, however, that Owner may instruct, correspond or negotiate with Contractor directly and in such event shall forward a copy of any writing to Architect and shall advise Architect of any significant instruction, correspondence, or negotiation and shall afford the Architect an opportunity to attend any formal discussions directly between Owner and Contractor, if appropriate.

3. progress and quality of the Work and Contractor's application for payment and of all other information available, the Architect shall review and, after consultation with the Owner, certify the amounts due Contractor.

4. the responsibility and

5. , and shall do so unless, after consultation in each instance with the Owner, Owner instructs otherwise. Whenever, in the Architect's reasonable and professional opinion,

6. to insure the proper implementation of the language and intent of the Contract Documents,

7. , subject to the Owner's prior approval,

8. promptly

9. or reject

10. All Change Orders, Construction Change Directives, and field directives shall require the approval of Owner in writing to be binding on Owner.

11. ; will issue a Certificate of Substantial Completion when and as required by the Contract Documents;

12. , approve

13. Subject to Paragraph 4.3 hereinbelow in respect of Claims, the

14. , in the first instance,

~~The Architect's response to such requests will be made in writing within any time limits agreed upon or otherwise with reasonable promptness. If no agreement is made concerning the time within which interpretations required of the Architect shall be furnished in compliance with this Paragraph 4.2, then delay shall not be recognized on account of failure by the Architect to furnish such interpretations until 15 days after written request is made for them.~~ (1)

(3) (4) (5) (2)

4.2.12 Interpretations and decisions of the Architect will be consistent with the intent of and reasonably inferable from the Contract Documents and will be in writing or in the form of drawings. When making such interpretations and initial decisions, the Architect will endeavor to secure faithful performance by both Owner and Contractor, will not show partiality to either ~~and will not be liable for results of interpretations or decisions so rendered in good faith~~.

~~4.2.13 The Architect's decisions on matters relating to aesthetic effect will be final if consistent with the intent expressed in the Contract Documents.~~ (6)

4.3 CLAIMS AND DISPUTES

4.3.1 Definition. A Claim is a demand or assertion by one of the parties seeking, as a matter of right, adjustment or interpretation of Contract terms, payment of money, extension of time or other relief with respect to the terms of the Contract. The term "Claim" also includes other disputes and matters in question between the Owner and Contractor arising out of or relating to the Contract. Claims must be initiated by written notice. The responsibility to substantiate Claims shall rest with the party making the Claim.

(7) (9) (8)

4.3.2 Time Limits on Claims. Claims by ~~either party~~ must be initiated within 21 days after occurrence of the event giving rise to such Claim or within ~~21~~ days after the claimant first recognizes the condition giving rise to the Claim, whichever is later. Claims must be initiated by written notice to the Architect and the other party.

4.3.3 Continuing Contract Performance. Pending final resolution of a Claim except as otherwise agreed in writing or as provided in Subparagraph 9.7.1 and Article 14, the Contractor shall proceed diligently with performance of the Contract and the Owner shall continue to make payments in accordance with the Contract Documents.

(10) (12) (11) (13)

4.3.4 Claims for Concealed or Unknown Conditions. If conditions are encountered at the site which are (1) subsurface or otherwise concealed physical conditions which differ materially from those indicated in the Contract Documents or (2) unknown physical conditions of an unusual nature, which differ materially from those ordinarily found to exist and generally recognized a: inherent in construction activities of the character provided for in the Contract Documents, ther notice by the ~~observing party~~ shall be given to the ~~other party~~ promptly before conditions ar disturbed and in no event later than ~~21~~ days after first observance of the conditions. The Architec will promptly investigate such conditions and, if they differ materially and cause an increase o decrease in the Contractor's cost of, or time required for, performance of any part of the Work will recommend an equitable adjustment in the Contract Sum or Contract Time, or both. If th Architect determines that the conditions at the site are not materially different from thos indicated in the Contract Documents and that no change in the terms of the Contract is justifiec the Architect shall so notify the Owner and Contractor in writing, stating the reasons. ~~Claims~~ b either party in opposition to such determination must be made within ~~21~~ days after the Archite has given notice of the decision. If the conditions encountered are materially different, th Contract Sum and Contract Time shall be equitably adjusted, but if the Owner and Contract cannot agree on an adjustment in the Contract Sum or Contract Time, the adjustment shall t referred to the Architect for initial determination, subject to further proceedings pursuant Paragraph ~~4.4~~.

(14)

Page 20A:

1. Upon receipt of such request from either the Owner or Contractor, the Architect shall promptly notify the nonrequesting party in writing of the details of such request. The Architect's response to such requests will be made (after notifying the nonrequesting party as provided in the preceding sentence) with reasonable promptness, and in no event later than 15 days after the date on which such request is made. Should a conflict be discovered within the Contract Documents, the Contractor shall provide the higher quality unless it shall have asked for and obtained a decision, in writing, approved by Owner, from the Architect.

2. language and

3. , as required by Owner.

4. initial

5. and

6. 4.2.13 In reviewing the quality and progress of the Work and submittals received from the Contractor, the Architect is acting solely for the convenience of the Owner in following the Work. Unless otherwise expressly agreed in writing by Owner in each instance, no action, approval, or omission to act or failure to advise the Contractor as to any matter by the Owner or Architect shall in any way relieve the Contractor from its responsibility for the performance of the Work in strict accordance with the Contract Documents.

7. Contractor

8. and Claims by Owner must be initiated within 90 days, in each case,

9. the applicable number of

10. Contractor

11. Owner and Architect

12. 14

13. 14

14. A notice of claim

4.3.5 Claims for Additional Cost. If the Contractor wishes to make Claim for an increase in the Contract Sum, written notice as provided herein shall be given before proceeding to execute the Work. Prior notice is not required for Claims relating to an emergency endangering life or property arising under Paragraph 10.6.

4.3.6 If the Contractor believes additional cost is involved for reasons including but not limited to (1) a written interpretation from the Architect, (2) an order by the Owner to stop the Work where the Contractor was not at fault, (3) a written order for a minor change in the Work issued by the Architect, (4) failure of payment by the Owner, (5) termination of the Contract by the Owner, (6) Owner's suspension or (7) other reasonable grounds, Claim shall be filed in accordance with this Paragraph 4.3.

4.3.7 CLAIMS FOR ADDITIONAL TIME

4.3.7.1 If the Contractor wishes to make Claim for an increase in the Contract Time, written notice as provided herein shall be given. The Contractor's Claim shall include an estimate of cost and of probable effect of delay on progress of the Work. In the case of a continuing delay only one Claim is necessary.

4.3.7.2 If adverse weather conditions are the basis for a Claim for additional time, such Claim shall be documented by data substantiating that weather conditions were abnormal for the period of time, could not have been reasonably anticipated and had an adverse effect on the scheduled construction.

4.3.8 Injury or Damage to Person or Property. ~~If~~ either party to the Contract suffers injury or damage to person or property because of an act or omission of the other party, or of others for whose acts such party is legally responsible, written notice of such injury or damage, whether or not insured, shall be given to the other party within a reasonable time not exceeding ~~21~~ days after discovery. The notice shall provide sufficient detail to enable the other party to investigate the matter.

4.3.9 If unit prices are stated in the Contract Documents or subsequently agreed upon, and if quantities originally contemplated are materially changed in a proposed Change Order or Construction Change Directive so that application of such unit prices to quantities of Work proposed will cause substantial inequity to the Owner or Contractor, the applicable unit prices shall be equitably adjusted.

4.3.10 Claims for Consequential Damages. The Contractor and Owner waive Claims against each other for consequential damages arising out of or relating to this Contract. This mutual waiver includes:

.1 damages incurred by the Owner for rental expenses, for losses of use, income, profit, financing, business and reputation, and for loss of management or employee productivity or of the services of such persons; and

.2 damages incurred by the Contractor for principal office expenses including the compensation of personnel stationed there, for losses of financing, business and reputation, and for loss of profit except anticipated profit arising directly from the Work.

This mutual waiver is applicable, without limitation, to all consequential damages ~~due to either party's termination in accordance with Article 14~~. Nothing contained in this Subparagraph 4.3.10 shall be deemed to preclude an award of liquidated direct damages, when applicable, in accordance with the requirements of the Contract Documents.

4.4 RESOLUTION OF CLAIMS AND DISPUTES

... of Architect. Claims, ~~including those alleging an error or omission by the~~ ... shall be referred

Page 21A:

1. Said notice shall describe all claims and shall contain sufficient detail and substantiating data concerning the nature of the claims to permit evaluation of same by Owner and Architect.

2. Any change in the Contract Sum resulting from such claim shall be authorized by Change Order or Construction Change Directive, as the case may be.

3. Requests for extensions of construction time due to adverse weather conditions shall include U.S. Weather Bureau Climatological Reports for the months involved plus a report indicating the average precipitation, temperature, etc., for the past ten (10) years from the nearest reporting station. The 10-year average will be the basis for determining the number of adverse weather days and the effect resulting therefrom on construction which the Contractor would normally expect to encounter. Extensions of time may be due to adverse weather in excess of the normally expected lost time; provided, however, if the Owner determines that the seasonal average of adverse weather days during construction is less than would be normally expected, no Change Order shall be issued and the request for extension of time shall be denied. The foregoing provision shall not be applicable to hurricanes. Hurricanes shall be considered abnormal weather events that could not have been reasonably anticipated, having an adverse effect on the scheduled construction.

4. Subject to the parties' obligations and responsibilities under the Contract Documents in general and Article 11 hereof in particular, if

5. ten (10)

6. ,

7. or in connection with

8. , the Project or otherwise

9. but is not limited to, the following

10. and except as provided in Paragraph 4.3.4 may, upon request of both the Contractor and the Owner,

condition precedent to mediation, arbitration or litigation of all Claims between the Contractor and Owner arising prior to the date final payment is due, unless 30 days have passed after the Claim has been referred to the Architect with no decision having been rendered by the Architect. The Architect will not decide disputes between the Contractor and persons or entities other than the Owner.

(1)

4.4.2 The Architect will review Claims and within ten days of the receipt of the Claim take one or more of the following actions: (1) request additional supporting data from the claimant or a response with supporting data from the other party, (2) reject the Claim in whole or in part, (3) approve the Claim, (4) suggest a compromise, or (5) advise the parties that the Architect is unable to resolve the Claim if the Architect lacks sufficient information to evaluate the merits of the Claim or if the Architect concludes that, in the Architect's sole discretion, it would be inappropriate for the Architect to resolve the Claim.

(2)

4.4.3 In evaluating Claims, the Architect may, but shall not be obligated to, consult with or seek information from either party or from persons with special knowledge or expertise who may assist the Architect in rendering a decision. The Architect may request the Owner to authorize retention of such persons at the Owner's expense.

4.4.4 If the Architect requests a party to provide a response to a Claim or to furnish additional supporting data, such party shall respond, within ten days after receipt of such request, and shall either provide a response on the requested supporting data, advise the Architect when the response or supporting data will be furnished or advise the Architect that no supporting data will be furnished. Upon receipt of the response or supporting data, if any, the Architect will either reject or approve the Claim in whole or in part.

(3)

4.4.5 The Architect will approve or reject Claims by written decision, which shall state the reasons therefor and which shall notify the parties of any change in the Contract Sum or Contract Time or both. The approval or rejection of a Claim by the Architect shall be final and binding on the parties but subject to mediation and arbitration. (4)

4.4.6 When a written decision of the Architect states that (1) the decision is final but subject to mediation and arbitration and (2) a demand for arbitration of a Claim covered by such decision must be made within 30 days after the date on which the party making the demand receives the final written decision, then failure to demand arbitration within said 30 days' period shall result in the Architect's decision becoming final and binding upon the Owner and Contractor. If the Architect renders a decision after arbitration proceedings have been initiated, such decision may be entered as evidence, but shall not supersede arbitration proceedings unless the decision is acceptable to all parties concerned.

4.4.7 Upon receipt of a Claim against the Contractor or at any time thereafter, the Architect or the Owner may, but is not obligated to, notify the surety, if any, of the nature and amount of the Claim. If the Claim relates to a possibility of a Contractor's default, the Architect or the Owner may, but is not obligated to, notify the surety and request the surety's assistance in resolving the controversy.

4.4.8 If a Claim relates to or is the subject of a mechanic's lien, the party asserting such Claim may proceed in accordance with applicable law to comply with the lien notice or filing deadlines prior to resolution of the Claim by the Architect, by mediation or by arbitration.

4.5 MEDIATION

4.5.1 Any Claim arising out of or related to the Contract, except Claims relating to aesthetic ... in Subparagraphs 4.3.10, 9.10.4 and 9.10.5 shall, after

Page 22A:

1. (if the matter is referred to the Architect for initial decision)

2. (if the matter is referred to Architect for initial decision)

3. (if the matter is referred to Architect for initial decision)

4. The decision of the Architect, however, shall not be final or binding on the parties. If the Parties do not agree to refer the matter in dispute to the Architect for initial decision or if either Party is not satisfied with the Architect's initial decision, then the dispute will be resolved in accordance with the procedures set forth in Article 9.1 or 9.2 of the Agreement Between Owner and Construction Manager, AIA Document A 121, as amended and executed by the Parties on March 12, 2002, as appropriate.

subject to mediation as a condition precedent to ~~arbitration or~~ the institution of legal or equitable proceedings by either party.

~~4.5.2 The parties shall endeavor to resolve their Claims by mediation which, unless the parties mutually agree otherwise, shall be in accordance with the Construction Industry Mediation Rules of the American Arbitration Association currently in effect. Request for mediation shall be filed in writing with the other party to the Contract and with the American Arbitration Association. The request may be made concurrently with the filing of a demand for arbitration but, in such event, mediation shall proceed in advance of arbitration or legal or equitable proceedings, which shall be stayed pending mediation for a period of 60 days from the date of filing, unless stayed for a longer period by agreement of the parties or court order.~~

4.5.3 The parties shall share the mediator's fee and any filing fees equally. The mediation shall be held in the place where the Project is located, unless another location is mutually agreed upon. ~~Agreements reached in mediation shall be enforceable as settlement agreements in any court having jurisdiction thereof.~~

~~**4.6 ARBITRATION**~~

4.6.1 Any Claim arising out of or related to the Contract, except Claims relating to aesthetic effect and except those waived as provided for in Subparagraphs 4.3.10, 9.10.4 and 9.10.5, shall, after decision by the Architect or 30 days after submission of the Claim to the Architect, be subject to arbitration. Prior to arbitration, the parties shall endeavor to resolve disputes by mediation in accordance with the provisions of Paragraph 4.5.

4.6.2 Claims not resolved by mediation shall be decided by arbitration which, unless the parties mutually agree otherwise, shall be in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association currently in effect. The demand for arbitration shall be filed in writing with the other party to the Contract and with the American Arbitration Association, and a copy shall be filed with the Architect.

4.6.3 A demand for arbitration shall be made within the time limits specified in Subparagraphs 4.4.6 and 4.6.1 as applicable, and in other cases within a reasonable time after the Claim has arisen, and in no event shall it be made after the date when institution of legal or equitable proceedings based on such Claim would be barred by the applicable statute of limitations as determined pursuant to Paragraph 13.7.

4.6.4 Limitation on Consolidation or Joinder. No arbitration arising out of or relating to the Contract shall include, by consolidation or joinder or in any other manner, the Architect, the Architect's employees or consultants, except by written consent containing specific reference to the Agreement and signed by the Architect, Owner, Contractor and any other person or entity sought to be joined. No arbitration shall include, by consolidation or joinder or in any other manner, parties other than the Owner, Contractor, a separate contractor as described in Article 6 and other persons substantially involved in a common question of fact or law whose presence is required if complete relief is to be accorded in arbitration. No person or entity other than the Owner, Contractor or a separate contractor as described in Article 6 shall be included as an original third party or additional third party to an arbitration whose interest or responsibility is insubstantial. Consent to arbitration involving an additional person or entity shall not constitute consent to arbitration of a Claim not described therein or with a person or entity not named or described therein. The foregoing agreement to arbitrate and other agreements to arbitrate with an additional person or entity duly consented to by parties to the Agreement shall be specifically ~~enforceable under applicable law in any court having jurisdiction thereof.~~

~~4.6.5 Claims and Timely Assertion of Claims. The party filing a notice of demand for arbitration must assert in the demand all Claims then known to that party on which arbitration is permitted to be demanded.~~

~~4.6.6 Judgment on Final Award. The award rendered by the arbitrator or arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.~~

ARTICLE 5 SUBCONTRACTORS

5.1 DEFINITIONS

5.1.1 A Subcontractor is a person or entity who has a direct contract with the Contractor to perform a portion of the Work at the site. The term "Subcontractor" is referred to throughout the Contract Documents as if singular in number and means a Subcontractor or an authorized representative of the Subcontractor. The term "Subcontractor" does not include a separate contractor or subcontractors of a separate contractor.

5.1.2 A Sub-subcontractor is a person or entity who has a direct or indirect contract with a Subcontractor to perform a portion of the Work at the site. The term "Sub-subcontractor" is referred to throughout the Contract Documents as if singular in number and means a Sub-subcontractor or an authorized representative of the Sub-subcontractor.

5.2 AWARD OF SUBCONTRACTS AND OTHER CONTRACTS FOR PORTIONS OF THE WORK

5.2.1 ~~Unless otherwise stated in the Contract Documents or the bidding requirements, the Contractor, as soon as practicable after award of the Contract, shall furnish in writing to the Owner through the Architect the names of persons or entities (including those who are to furnish materials or equipment fabricated to a special design) proposed for each principal portion of the Work.~~ The Architect will promptly reply to the Contractor in writing stating whether or not the Owner or the Architect~~, after due investigation,~~ has ~~reasonable~~ objection to any such proposed person or entity. ~~Failure of the Owner or Architect to reply promptly shall constitute notice of no reasonable objection.~~

5.2.2 The Contractor shall not contract with a proposed person or entity to whom the Owner or Architect has made reasonable and timely objection. The Contractor shall not be required to contract with anyone to whom the Contractor has made reasonable objection.

5.2.3 If the Owner ~~or Architect~~ has ~~reasonable~~ objection to a person or entity proposed by the Contractor, the Contractor ~~shall~~ propose another to whom the Owner ~~or Architect~~ has no reasonable objection. ~~If the proposed but rejected Subcontractor was reasonably capable of performing the Work, the Contract Sum and Contract Time shall be increased or decreased by the difference, if any, occasioned by such change, and an appropriate Change Order shall be issued before commencement of the substitute Subcontractor's Work. However, no increase in the Contract Sum or Contract Time shall be allowed for such change unless the Contractor has acted promptly and responsively in submitting names as required.~~

5.2.4 The Contractor shall not change a Subcontractor, person or entity previously selected if the Owner ~~or Architect~~ makes reasonable objection to such substitute.

5.3 SUBCONTRACTUAL RELATIONS

5.3.1 By appropriate agreement, ~~written where legally required for validity,~~ the Contractor shall require each Subcontractor, to the extent of the Work to be performed by the Subcontractor, to be [illegible] of the Contract Documents, and to assume toward the

Page 24A:

1. As soon as practicable after the issuing of a pricing or bid package, but before award of the Subcontract, the Contractor shall submit in writing its proposed selections for Subcontractors and suppliers to the Owner and Architect for review and for the Owner's approval.

1A. If the proposed but rejected Subcontractor was accepted by Owner prior to bid and is reasonably capable of performing the Work, the Contract Sum and Contract Time shall be increased or decreased by the difference, if any, occasioned by such change, and an appropriate Change Order shall be issued before commencement of the substitute Subcontractor's Work. However, no increase in the Contract Sum or Contract Time shall be allowed for such change unless the Contractor has acted promptly and responsively in submitting names as required.

2. 5.2.5 Prior to solicitation of bids from Subcontractors and material suppliers, Contractor shall submit to the Owner and Architect a proposed list of bidders. The Owner reserves the right to approve and add to such bidders list. Such approval shall be in writing.

   5.2.6 It is understood that in the event of a conflict between Owner and Architect regarding the selection of subcontractors, the Owner's decision in selection of subcontractors shall govern.

3. written

Subcontractor's Work, which the Contractor, by these Documents, assumes toward the Owner and Architect. Each subcontract agreement shall preserve and protect the rights of the Owner and Architect under the Contract Documents with respect to the Work to be performed by the Subcontractor so that subcontracting thereof will not prejudice such rights, and shall allow to the Subcontractor, unless specifically provided otherwise in the subcontract agreement, the benefit of all rights, remedies and redress against the Contractor that the Contractor, by the Contract Documents, has against the Owner. Where appropriate, the Contractor shall require each Subcontractor to enter into similar agreements with Sub-subcontractors. The Contractor shall make available to each proposed Subcontractor, prior to the execution of the subcontract agreement, copies of the Contract Documents to which the Subcontractor will be bound, and, upon written request of the Subcontractor, identify to the Subcontractor terms and conditions of the proposed subcontract agreement which may be at variance with the Contract Documents. Subcontractors will similarly make copies of applicable portions of such documents available to their respective proposed Sub-subcontractors.

5.4 CONTINGENT ASSIGNMENT OF SUBCONTRACTS

5.4.1 ~~Each subcontract agreement for a portion of the Work is assigned by the Contractor to the Owner provided that:~~

1. ~~assignment is effective only after termination of the Contract by the Owner for cause pursuant to Paragraph 14.2 and only for those subcontract agreements which the Owner accepts by notifying the Subcontractor and Contractor in writing; and~~
2. ~~assignment is subject to the prior rights of the surety, if any, obligated under bond relating to the Contract.~~ (1)

5.4.2 Upon such assignment, if the Work has been suspended for more than 30 days, the Subcontractor's compensation shall be equitably adjusted for increases in cost resulting from the suspension.

ARTICLE 6 CONSTRUCTION BY OWNER OR BY SEPARATE CONTRACTORS (2)

6.1 OWNER'S RIGHT TO PERFORM CONSTRUCTION AND TO AWARD SEPARATE CONTRACTS

6.1.1 The Owner reserves the right to perform construction or operations related to the Project with the Owner's own forces, and to award separate contracts in connection with other portions of the Project or other construction or operations on the site under Conditions of the Contract ~~identical or substantially similar to these including those portions related to insurance and waiver of subrogation.~~ If the Contractor claims that delay or additional cost is involved because of such action by the Owner, the Contractor shall make such Claim as provided in Paragraph 4.3. (3)

6.1.2 When separate contracts are awarded for different portions of the Project or other construction or operations on the site, the term "Contractor" in the Contract Documents in each case shall mean the Contractor who executes each separate Owner-Contractor Agreement.

6.1.3 The Owner shall provide for coordination of the activities of the Owner's own forces and of each separate contractor with the Work of the Contractor, who shall cooperate with them. The Contractor shall participate with other separate contractors and the Owner in reviewing their construction schedules when directed to do so. ~~The Contractor shall make any revisions to the construction schedule deemed necessary after a joint review and mutual agreement. The construction schedules shall then constitute the schedules to be used by the Contractor, separate contractors and the Owner until subsequently revised.~~ (4)

~~**6.1.4** Unless otherwise provided in the Contract Documents, when the Owner performs construction or operations related to the Project with the Owner's own forces, the Owner shall be~~ ... ~~the same rights which apply to the~~

Page 25A:

1. All subcontract agreements shall conform to the requirements of the Contract Documents and, upon written notice from Owner following a termination of the Contract by Owner, Contractor shall assign to Owner (and Owner's permitted assigns) all its interest in any subcontract agreements and purchase orders now existing or hereinafter entered into by Contractor for performance of any part of the Work, which assignment will be effective upon acceptance by Owner in writing and only as to those subcontract agreements and purchase orders that Owner designates in said writing. Upon such acceptance by Owner, (1) Contractor shall promptly furnish to Owner true and correct copies of the designated subcontract agreements, and purchase orders, and (2) Owner shall only be required to compensate the designated Subcontractor(s) or supplier(s) for compensation accruing to such party(ies) for Work done or materials delivered from and after the date on which Owner determines to accept the subcontract agreement(s) or purchase order(s) and for Work done or materials delivered prior to the assignment/acceptance date to the extent that Owner has not paid Contractor for said Work or materials. All sums due and owing by Contractor to the designated Subcontractor(s) or supplier(s) for work performed or material supplied prior to Owner's determination to accept the subcontract agreement(s) or purchase order(s) shall constitute a debt between such parties and Contractor, to the extent of payments made by owner to Contractor in connection therewith. It is further agreed that all subcontractor agreements and purchase orders shall provide that they are freely assignable by Contractor to Owner and assigns under the terms and conditions stated hereinabove. It is further agreed and understood that such assignment is part of the consideration to Owner for entering into the Contract with Contractor and may not be withdrawn prior to Final Completion. Contractor shall deliver or cause to be delivered to Owner a written acknowledgment in form and substance satisfactory to Owner from each of its Subcontractors and suppliers of the contingent assignment described herein no later than ten (10) days after the date of execution of each subcontract agreement and purchase order with such parties.

2. these or similar

3. The Contractor acknowledges the Owner's intent to cause the installation of tenant finish and other work to be performed by others and that a portion of such work may take place before Substantial Completion by the Contractor. The Contractor shall afford such parties ample access to the site and all areas of the Work as may be reasonably necessary for the performance of such work including, without limitation, storage of materials and equipment, vertical transportation, and connection to utilities and services.

4. The Contractor shall make any revisions to its construction schedule as requested by the Owner. If the Contractor claims additional cost is involved because of any such revisions to the Contractor's construction schedule, the Contractor shall make Claim as provided elsewhere in the Contract Documents.

~~Contractor under the Conditions of the Contract, including, without excluding others, those stated in Article 3, this Article 6 and Articles 10, 11 and 12.~~

6.2 MUTUAL RESPONSIBILITY

6.2.1 The Contractor shall afford the Owner and separate contractors reasonable opportunity for introduction and storage of their materials and equipment and performance of their activities, and shall connect and coordinate the Contractor's construction and operations with theirs as required by the Contract Documents.

(2) (1)

6.2.2 If part of the Contractor's Work depends for proper execution or results upon construction or operations by the Owner or a separate contractor, the Contractor shall, prior to proceeding with that portion of the Work, promptly report to the Architect apparent discrepancies or defects in such other construction that would render it unsuitable for such proper execution and results. Failure of the Contractor so to report shall constitute an acknowledgment that the Owner's or separate contractor's completed or partially completed construction is fit and proper to receive the Contractor's Work, except as to defects not then reasonably discoverable.

(3)

6.2.3 The Owner shall be reimbursed by the Contractor for costs incurred by the Owner which are payable to a separate contractor because of delays, improperly timed activities or defective construction of the Contractor. The Owner shall be responsible to the Contractor for costs incurred by the Contractor because of delays, improperly timed activities, damage to the Work or defective construction of a separate contractor.

6.2.4 The Contractor shall promptly remedy damage ~~wrongfully~~ caused by the Contractor to completed or partially completed construction or to property of the Owner or separate contractors as provided in Subparagraph 10.2.5. (4)

6.2.5 The Owner and each separate contractor shall have the same responsibilities for cutting and patching as are described for the Contractor in Subparagraph 3.14. (5)

6.3 OWNER'S RIGHT TO CLEAN UP

6.3.1 If a dispute arises among the Contractor, separate contractors and the Owner as to the responsibility under their respective contracts for maintaining the premises and surrounding area free from waste materials and rubbish, the Owner may clean up and ~~the Architect will~~ allocate the cost among those responsible.

ARTICLE 7 CHANGES IN THE WORK

7.1 GENERAL (6)

7.1.1 Changes in the Work may be accomplished after execution of the Contract, and without invalidating the Contract, by Change Order, Construction Change Directive or order for a minor change in the Work, subject to the limitations stated in this Article 7 and elsewhere in the Contract Documents.

(7)

7.1.2 A Change Order shall be based upon agreement among the Owner, Contractor and Architect; a Construction Change Directive requires agreement by the Owner and Architect and may or may not be agreed to by the Contractor; an order for a minor change in the Work may be issued by the Architect ~~alone.~~ (8)

(9)

7.1.3 Changes in the Work shall be performed under applicable provisions of the Contract Documents, and the Contractor shall proceed promptly, ~~unless otherwise provided in the~~ Change Order, Construction Change Directive or order for a minor change in the Work.

Page 26A:

1. Owner and

2. , or would render it incompatible with Contractor's Work.

3. , subject to Paragraph 8.3 hereof.

4. , or to other completed or partially completed construction or property on the site or to property of any adjoining owner or other party.

5. 6.2.5 Should the Contractor or any separate contractor of Owner cause damage to the work or property of the other ("Damage") and/or in the event of any other claim, dispute or matter in question between the Contractor and such separate contractor, such parties shall promptly attempt to settle such dispute by agreement, or otherwise resolve such dispute. In any event, (i) the Contractor shall indemnify, defend and hold harmless the Owner, the Owner's partners, the parent companies and affiliates of the Owner and of any partners, and the directors, officers, shareholders, employees and agents of the above-mentioned parties, and (ii) the Owner shall indemnify, defend and hold harmless the Contractor, in each case from all losses, costs, liability and expenses incurred by the indemnified party as a result of Damage caused by or through Contractor, on the one hand, and Damage caused by a separate contractor, on the other hand.

6. only

7. 7.1.1.1 A field directive or field order shall not be recognized as having any impact upon the Contract Sum or the Contract Time and the Contractor shall have no claim therefor unless it shall, prior to complying with same and within a reasonable time from the date such direction or order was given, submit to the Owner for the Owner's approval its change proposal.

   7.1.1.2 When submitting its change proposal, the Contractor shall include and set forth in clear and precise detail breakdowns of labor and materials for all trades involved for the estimated impact on the construction schedule. The Contractor shall furnish spread sheets if requested of any Subcontractors.

8. and is subject to the approval of Owner.

9. upon the issuance of a

7.2 CHANGE ORDERS

7.2.1 A Change Order is a written instrument ~~prepared by the Architect and~~ signed by the Owner, Contractor and Architect, stating their agreement upon all of the following:

.1 change in the Work;

.2 the amount of the adjustment, if any, in the Contract Sum; and

.3 the extent of the adjustment, if any, in the Contract Time.

7.2.2 Methods used in determining adjustments to the Contract Sum may include those listed in Subparagraph 7.3.3.

7.3 CONSTRUCTION CHANGE DIRECTIVES

7.3.1 A Construction Change Directive is a written order ~~prepared by the Architect~~ and signed by the Owner and Architect, directing a change in the Work prior to agreement on adjustment, if any, in the Contract Sum or Contract Time, or both. The Owner may by Construction Change Directive, without invalidating the Contract, order changes in the Work within the general scope of the Contract consisting of additions, deletions or other revisions, the Contract Sum and Contract Time being adjusted accordingly.

7.3.2 A Construction Change Directive shall be used in the absence of total agreement on the terms of a Change Order.

7.3.3 If the Construction Change Directive provides for an adjustment to the Contract Sum, the adjustment shall be based on one of the following methods:

.1 mutual acceptance of a lump sum properly itemized and supported by sufficient substantiating data to permit evaluation;

.2 unit prices ~~stated in the Contract Documents or subsequently~~ agreed upon;

~~.3 cost to be determined in a manner agreed upon by the parties and a mutually acceptable fixed or percentage fee; or~~

~~.4 as provided in Subparagraph 7.3.6.~~

7.3.4 Upon receipt of a Construction Change Directive, the Contractor shall promptly proceed with the change in the Work involved and advise the Architect of the Contractor's agreement or disagreement with the method, if any, provided in the Construction Change Directive for determining the proposed adjustment in the Contract Sum or Contract Time.

7.3.5 A Construction Change Directive signed by the Contractor indicates the agreement of the Contractor therewith, including adjustment in Contract Sum and Contract Time or the method for determining them. Such agreement shall be effective immediately and shall be recorded as a Change Order.

7.3.6 ~~If the Contractor does not respond promptly or disagrees with the method for adjustment in the Contract Sum, the method and the adjustment shall be determined by the Architect on the basis of reasonable expenditures and savings of those performing the Work attributable to the change, including, in case of an increase in the Contract Sum, a reasonable allowance for overhead and profit. In such case, and also under Clause 7.3.3.3, the Contractor shall keep and present, in such form as the Architect may prescribe, an itemized accounting together with appropriate supporting data.~~ Unless otherwise provided in the Contract Documents, costs for the purposes of ~~this~~ Subparagraph ~~7.3.6~~ shall be limited to the following:

.1 costs of labor, including social security, old age and unemployment insurance, fringe benefits required by agreement or custom, and workers' compensation insurance;

.2 costs of materials, supplies and equipment, including cost of transportation, whether incorporated or consumed;

.3 rental costs of machinery and equipment, exclusive of hand tools, whether rented from

11.4.8 A loss insured under Owner's property insurance shall be adjusted by the Owner as fiduciary and made payable to the Owner as fiduciary for the insureds, as their interests may appear, subject to requirements of any applicable mortgagee clause and of Subparagraph 11.4.10. The Contractor shall pay Subcontractors their just shares of insurance proceeds received by the Contractor, and by appropriate agreements, written where legally required for validity, shall require Subcontractors to make payments to their Sub-subcontractors in similar manner.

11.4.9 If required in writing by a party in interest, the Owner as fiduciary shall, upon occurrence of an insured loss, give bond for proper performance of the Owner's duties. The cost of required bonds shall be charged against proceeds received as fiduciary. The Owner shall deposit in a separate account proceeds so received, which the Owner shall distribute in accordance with such agreement as the parties in interest may reach, or in accordance with an arbitration award in which case the procedure shall be as provided in Paragraph 4.6. If after such loss no other special agreement is made and unless the Owner terminates the Contract for convenience, replacement of damaged property shall be performed by the Contractor after notification of a Change in the Work in accordance with Article 7.

11.4.10 The Owner as fiduciary shall have power to adjust and settle a loss with insurers unless one of the parties in interest shall object in writing within five days after occurrence of loss to the Owner's exercise of this power; if such objection is made, the dispute shall be resolved as provided in Paragraphs 4.5 and 4.6. The Owner as fiduciary shall, in the case of arbitration, make settlement with insurers in accordance with directions of the arbitrators. If distribution of insurance proceeds by arbitration is required, the arbitrators will direct such distribution.

11.5 PERFORMANCE BOND AND PAYMENT BOND

11.5.1 The Owner shall have the right to require the Contractor to furnish bonds covering faithful performance of the Contract and payment of obligations arising thereunder as stipulated in bidding requirements or specifically required in the Contract Documents on the date of execution of the Contract.

11.5.2 Upon the request of any person or entity appearing to be a potential beneficiary of bonds covering payment of obligations arising under the Contract, the Contractor shall promptly furnish a copy of the bonds or shall permit a copy to be made.

(1)

ARTICLE 12 UNCOVERING AND CORRECTION OF WORK

12.1 UNCOVERING OF WORK

12.1.1 If a portion of the Work is covered contrary to the Architect's request or to requirements specifically expressed in the Contract Documents, it must, if required in writing by the Architect, be uncovered for the Architect's examination and be replaced at the Contractor's expense without change in the Contract Time. (2)

12.1.2 If a portion of the Work has been covered which the Architect has not specifically requested to examine prior to its being covered, the Architect may request to see such Work and it shall be uncovered by the Contractor. If such Work is in accordance with the Contract Documents, costs of uncovering and replacement shall, by appropriate Change Order, be at the Owner's expense. If such Work is not in accordance with the Contract Documents, correction shall be at the Contractor's expense unless the condition was caused by the Owner or a separate contractor in which event the Owner shall be responsible for payment of such costs.

Page 39A:

1. 11.6 OWNER'S LIABILITY INSURANCE

11.6.1 The Owner shall be responsible for purchasing and maintaining its own liability insurance and, at its option, may purchase and maintain such insurance as will protect it against claims which may arise from operations under the Contract.

11.7 RELEASE AND WAIVER

11.7.1 Contractor hereby releases, and shall cause it s Subcontractors and suppliers to release, Owner, Owner's partners, the parent companies and affiliates of Owner and of any partner, Architect and the directors, officers, shareholders, employers and agents of any of the above mentioned parties (the "Released Parties") from any and all claims or causes of action whatsoever which Contractor and/or such parties might otherwise possess resulting in or from or in any way connected with any loss covered or which should have been covered by insurance, including the deductible portion thereof, maintained and/or required to be maintained by Contractor and/or its Subcontractors and suppliers pursuant to the Contract. This release is further intended to bind Contractor's and such parties' insurers providing the above stated insurance coverages, and Contractor agrees to inform and obtain permission from their insurers, to so release the Released Parties from any and all claims or causes of action as provided above, so as to effectively waive any subrogation rights of said insurance.

11.8 CLAIMS MADE POLICY

11.8.1 With respect to any of the insurance policies provided by Contractor pursuant to the Contract which are "claims made" policies, in the event at any time any such policies are canceled, or not renewed, Contractor shall provide a substitute insurance policy(ies) with terms and conditions and in amounts which comply with the terms of the Contract and which provides retroactive coverage to the date of cancellation or nonrenewal to fill any gaps in coverage which may exist due to the cancellation or nonrenewal of the prior "claims made" policy(ies).. With respect to all "claims made" policies which are renewed, Contractor shall be maintained in full force and effect for the longer of (1) three (3) years from the date of completion of the Work or (2) as otherwise required by the Contract Documents. A certificate evidencing continuation of such policies shall be submitted with final Application for Payment as required by Subparagraph 9.10.2. Nothing herein shall affect the continuing effect of the indemnity clauses in the Contract.

2. or Contract Sum.

12.2 CORRECTION OF WORK

12.2.1 BEFORE OR AFTER SUBSTANTIAL COMPLETION

12.2.1.1 The Contractor shall promptly correct Work rejected by the Architect or failing to conform to the requirements of the Contract Documents, whether discovered before or after Substantial Completion and whether or not fabricated, installed or completed. Costs of correcting such rejected Work, including additional testing and inspections and compensation for the Architect's services and expenses made necessary thereby, shall be at the Contractor's expense.

12.2.2 AFTER SUBSTANTIAL COMPLETION

12.2.2.1 In addition to the Contractor's obligations under Paragraph 3.5, ~~if~~, within one year after the date of Substantial Completion of the Work ~~or designated portion thereof or after the date for commencement of warranties established under Subparagraph 9.9.1~~ or by terms of an applicable special warranty required by the Contract Documents, any of the Work is found to be not in accordance with the requirements of the Contract Documents, the Contractor shall correct it promptly after receipt of written notice from the Owner to do so unless the Owner has previously given the Contractor a written acceptance of such condition. The Owner shall give such notice promptly after discovery of the condition. During the one-year period for correction of Work, if the Owner fails to notify the Contractor and give the Contractor an opportunity to make the correction, the Owner waives the rights to require correction by the Contractor and to make a claim for breach of warranty. If the Contractor fails to correct nonconforming Work within a reasonable time during that period after receipt of notice from the Owner or Architect, the Owner may correct it in accordance with Paragraph 2.4.

12.2.2.2 ~~The one-year period for correction of Work shall be extended with respect to portions of Work first performed after Substantial Completion by the period of time between Substantial Completion and the actual performance of the Work.~~

12.2.2.3 The one-year period for correction of Work shall not be extended by corrective Work performed by the Contractor pursuant to this Paragraph 12.2.

12.2.3 The Contractor shall remove from the site portions of the Work which are not in accordance with the requirements of the Contract Documents and are neither corrected by the Contractor nor accepted by the Owner.

12.2.4 The Contractor shall bear the cost of correcting destroyed or damaged construction, whether completed or partially completed, of the Owner or separate contractors caused by the Contractor's correction or removal of Work which is not in accordance with the requirements of the Contract Documents.

12.2.5 Nothing contained in this Paragraph 12.2 shall be construed to establish a period of limitation with respect to other obligations which the Contractor might have under the Contract Documents. Establishment of ~~the one-year~~ period for correction of Work as described in Subparagraph 12.2.2 relates only to the specific obligation of the Contractor to correct the Work, and has no relationship to the time within which the obligation to comply with the Contract Documents may be sought to be enforced, nor to the time within which proceedings may be commenced to establish the Contractor's liability with respect to the Contractor's obligations other than specifically to correct the Work.

12.3 ACCEPTANCE OF NONCONFORMING WORK

12.3.1 If the Owner prefers to accept Work which is not in accordance with the requirements of the Contract Documents, the Owner may do so instead of requiring its removal and correction, in which case the Contract Sum will be reduced as appropriate and equitable. Such adjustment shall be effected whether or not final payment has been made.

Page 40A:

1. as incomplete or as defective because it fails to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly,

2. entire

3. (unless otherwise provided in any Certificate of Partial Substantial completion approved by the parties),

4. defective because it fails to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly, or otherwise

5. This corrective period shall be extended with respect to portions of Work first performed after Substantial Completion by the period of time between Substantial Completion and the actual performance of the Work. Corrective Work shall be warranted in accordance with Subparagraph 3.5 hereof for a period equal to the longer of six (6) months after the completion of the corrective Work or one (1) year after the Date of Substantial Completion (subject to extension as previously described), or expiration of the term of any applicable special warranty, if applicable, required by the Contract Documents. Any defect in such Work shall be corrected again by Contractor promptly upon notice of the defect from the Owner. This obligation under this Subparagraph 12.2.2 shall survive acceptance of the Work under the Contract and termination of the Contract.

6. defective because they fail to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly, or otherwise

7. , in whole or in part,

8. defective because it fails to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly, or otherwise

9. a

10. defective because it fails to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly, or otherwise

ARTICLE 13 MISCELLANEOUS PROVISIONS

13.1 GOVERNING LAW

13.1.1 The Contract shall be governed by the law of the place where the Project is located.

13.2 SUCCESSORS AND ASSIGNS

13.2.1 The Owner and Contractor respectively bind themselves, their partners, successors, assigns and legal representatives to the other party hereto and to partners, successors, assigns and legal representatives of such other party in respect to covenants, agreements and obligations contained in the Contract Documents. ~~Except as provided in Subparagraph 13.2.2, neither party to the Contract shall assign the Contract as a whole without written consent of the other. If either party attempts to make such an assignment without such consent, that party shall nevertheless remain legally responsible for all obligations under the Contract.~~ (1)

13.2.2 The Owner may, without consent of the Contractor, assign the Contract to an institutional lender providing construction financing for the Project. In such event, the lender shall assume the Owner's rights and obligations under the Contract Documents. The Contractor shall execute all consents reasonably required to facilitate such assignment.

13.3 WRITTEN NOTICE

(2) ~~13.3.1 Written notice shall be deemed to have been duly served if delivered in person to the individual or a member of the firm or entity or to an officer of the corporation for which it was intended, or if delivered at or sent by registered or certified mail to the last business address known to the party giving notice.~~

13.4 RIGHTS AND REMEDIES

13.4.1 Duties and obligations imposed by the Contract Documents and rights and remedies available thereunder shall be in addition to and not a limitation of duties, obligations, rights and remedies otherwise imposed or available by law (3)

13.4.2 No action or failure to act by the Owner, Architect or Contractor shall constitute a waiver of a right or duty afforded them under the Contract, nor shall such action or failure to act constitute approval of or acquiescence in a breach thereunder, except as may be specifically agreed in writing.

13.5 TESTS AND INSPECTIONS

13.5.1 Tests, inspections and approvals of portions of the Work required by the Contract Documents or by laws, ordinances, rules, regulations or orders of public authorities having jurisdiction shall be made at an appropriate time. Unless otherwise provided, the Contractor shall make arrangements for such tests, inspections and approvals with an independent testing laboratory or entity acceptable to the Owner, or with the appropriate public authority, and shall (5) bear all related costs of tests, inspections and approvals. The Contractor shall give the Architect (4) timely notice of when and where tests and inspections are to be made so that the Architect may be present for such procedures. ~~The Owner shall bear costs of tests, inspections or approvals which do not become requirements until after bids are received or negotiations concluded.~~ (6)

13.5.2 If the Architect, Owner or public authorities having (8) jurisdiction determine (7) that portions of the Work require additional testing, inspection or approval not included under Subparagraph 13.5.1, the Architect will, upon written authorization from the Owner, instruct the Contractor to make arrangements for such additional testing, inspection or approval by an entity acceptable to the Owner, and the Contractor shall give timely notice to the Architect of when and where tests and inspections are to be made so that the Architect may be present for such procedures. Such costs, except as provided in Subparagraph 13.5.3, shall be at the Owner's expense.

Page 41A:

1. Neither party to the Contact shall assign, sublet or transfer (by operation of law or otherwise) any interest in the Contract without the prior written consent of the other. Any assignment without such prior written consent shall be void. Owner may, however, assign the Contract without Contractor's consent to any other party or entity without thereby releasing Owner from its responsibilities under the Contract unless the Contractor shall consent in writing to the Owner being so released from responsibility (Contractor's consent shall not be unreasonably withheld, delayed or conditioned).

2. 13.3.1 All notices required or permitted hereunder ("notices") shall be in writing, and shall be given, served or made by depositing the same with a nationally recognized overnight courier service, prepaid and designated for priority delivery on the next business day, and addressed to the authorized representative (as specified in Subparagraph 13.3.2 hereof) of the party to be notified, or by delivering the same in person to said authorized representative of such party. Notices shall be effective when actually received. Copies of all notices shall be sent in like manner to the parties and at the addresses set forth hereinbelow. By giving the other parties at least seven (7) days' written notice thereof, either party shall have the right to change their respective addresses and specify as their respective addresses for the purposes hereof any other address in the Unites States of America.

   .1 Address of Owner:
   Resorts International Hotel, Inc.
   1133 Boardwalk
   Atlantic City, NJ 08401

   .2 Address of Contractor:
   Perini Building Co.
   73 Mt. Wayte Avenue
   Framingham, MA 01701

   .3 Address of Architect:
   Bergman & Walls Associates, Ltd.
   2965 South Jones Blvd. Suite C
   Las Vegas, NV 89146

3. or in equity or by any other agreement, and any such rights and remedies shall survive the acceptance of the Work and/or any termination of the Contract Documents.

4. and Owner

5. and Owner

6. The Architect, Owner, and Contractor shall be afforded a reasonable opportunity to attend,

Page 41B:

observe and witness all inspections and tests of the Work. The Architect or Owner may at any time request and receive from Contractor satisfactory evidence that materials, supplies, or equipment are in conformance with the Contract Documents. The conduct of any inspection or test and the receipt of any approval shall not operate to relieve the Contractor from its obligations under the Contract Documents unless specifically so stated by Owner in writing. The Owner will contract and pay for tests and inspections except for those required or reasonably inferable from the Contract Documents.

7. and Owner

8. and Owner

13.5.3 If such procedures for testing, inspection or approval under Subparagraphs 13.5.1 and 13.5.2 reveal failure of the portions of the Work to comply with requirements established by the Contract Documents, ~~all costs made necessary by such failure including those of repeated procedures and compensation for the Architect's services and expenses shall be at the Contractor's expense.~~ (1)

13.5.4 Required certificates of testing, inspection or approval shall, unless otherwise required by the Contract Documents, be secured by the Contractor and promptly delivered to the Architect.

13.5.5 If the Architect is to observe tests, inspections or approvals required by the Contract Documents, the Architect will do so promptly and, where practicable, at the normal place of testing.

13.5.6 Tests or inspections conducted pursuant to the Contract Documents shall be made promptly to avoid ~~unreasonable~~ delay in the Work.

13.6 INTEREST

13.6.1 Payments due and unpaid under the Contract Documents shall bear interest from the date payment is due at such rate as the parties may agree upon in writing or, in the absence thereof, ~~at the legal rate prevailing from time to time at the place where the Project is located.~~ (2).

(3) ~~**13.7 COMMENCEMENT OF STATUTORY LIMITATION PERIOD**~~

13.7.1 As between the Owner and Contractor:

.1 **Before Substantial Completion.** As to acts or failures to act occurring prior to the relevant date of Substantial Completion, any applicable statute of limitations shall commence to run and any alleged cause of action shall be deemed to have accrued in any and all events not later than such date of Substantial Completion;

.2 **Between Substantial Completion and Final Certificate for Payment.** As to acts or failures to act occurring subsequent to the relevant date of Substantial Completion and prior to issuance of the final Certificate for Payment, any applicable statute of limitations shall commence to run and any alleged cause of action shall be deemed to have accrued in any and all events not later than the date of issuance of the final Certificate for Payment; and

.3 **After Final Certificate for Payment.** As to acts or failures to act occurring after the relevant date of issuance of the final Certificate for Payment, any applicable statute of limitations shall commence to run and any alleged cause of action shall be deemed to have accrued in any and all events not later than the date of any act or failure to act by the Contractor pursuant to any Warranty provided under Paragraph 3.5, the date of any correction of the Work or failure to correct the Work by the Contractor under Paragraph 12.2, or the date of actual commission of any other act or failure to perform any duty or ~~obligation by the Contractor or Owner, whichever occurs last.~~

ARTICLE 14 TERMINATION OR SUSPENSION OF THE CONTRACT

14.1 TERMINATION BY THE CONTRACTOR (4) (5) (6) (7)

14.1.1 The Contractor may terminate the Contract ~~if~~ the Work is stopped for a period of ~~30~~ consecutive days through no act or fault of the Contractor or a Subcontractor, Sub-subcontractor or their agents or employees or any other persons or entities performing portions of the Work under direct or indirect contract with the Contractor, for any of the following reasons:

.1 issuance of an order of a court or other public authority having jurisdiction which requires all Work to be stopped;

.2 an act of government, such as a declaration of national emergency which requires all Work to be stopped;

Page 42A:

1. or reveal Work that is faulty or otherwise defective because it fails to meet generally accepted industry standards, if any, and such defects are not inherent in the applicable material, product or assembly, or if the necessity of any such testing, inspection or approval procedures arises out of the fault, neglect or omission of Contractor, the Contractor shall bear all costs of such testing, inspection, and approval procedures and all other costs made necessary by Contractor's failures including, but not limited to, those costs of repeated and additional procedures and compensation for the Architect's services and expenses of Owner's personnel and consultant fees and expenses. Such costs shall be paid by Contractor within ten (10) days receipt of invoice from Owner with supporting data attached.

2. at two percent (2%) above the then current "Prime Rate" of Citibank, N.A., New York, New York; provided, however, that amounts controverted in good faith shall not bear interest for the first ninety (90) days. In no event shall any interest be due and payable by Owner to Contractor, any Subcontractor or any other party on any retainage amounts provided same are timely released in accordance with the Contract Documents.

3. 13.7 ATTORNEYS' FEES

13.7.1 Each party shall promptly pay to the other party all costs and reasonable attorneys' fees incurred in connection with any legal action in proportion to the degree it prevails against the other party, based on a breach of the Contract or other dispute arising out of or in connection with the Contract.

13.8 VALUE ENGINEERING

13.8.1 Contractor agrees to make periodic review of design documents, as furnished to Contractor by Owner or Owner's consultant(s), and to advise Owner if design details, concepts, or scope of Work have materially changed the Contract Sum or the schedule prior to completion of Contract Documents. If such material change in the design documents occurs, the Contractor, in addition to promptly notifying the Owner of the nature of such time and cost change, shall promptly participate in value engineering meetings with Owner and Owner's consultant(s) to review, refine, and rework the design documents to bring the Work back to the time and cost stated in the Agreement. Such review and value engineering procedures and meetings shall not operate to relieve Contractor of its obligations and commitments with respect to the Contractor Sum and the approved schedule for the Work as described in the Contract Documents in general and in the Agreement and its exhibits in particular.

13.9 MECHANIC'S & MATERIALMEN'S LIEN RIGHTS SUBORDINATE

13.9.1 Contractor shall save and keep Owner, Owner's loan proceeds and Owner's property free from all mechanics' and materialmen's liens and all other liens and claims, legal or

Page 42B:

equitable, arising out of Contractor's Work hereunder, except where such lien arises from the Owner's failure to make a payment or payments due hereunder which is not subject to a good faith dispute between the parties. In the event any such lien or claim is filed by anyone claiming by, through, or under Contractor, Contractor shall remove and discharge same within fourteen (14) days of the filing thereof, except where such lien arises from the Owner's failure to make a payment or payments due hereunder which is not subject to a good faith dispute between the parties.

13.9.2 Contractor shall and hereby does, to the extent of the payments received by Contractor, subordinate any and all liens, rights, and interest (whether choate or inchoate and including, without limitation, all mechanics' and materialmen's liens under the applicable laws of the state in which the Project is located, whether contractual, statutory, or constitutional) owned, claimed, or held, or to be owned, claimed, or held by Contractor in and to any part of the Work or the property on which the Work is performed, to the liens securing payments of sums now or hereinafter borrowed by Owner in connection with the development, design and/or construction of the Project and to all liens, rights, and interest of any long term ground lessee of the Project. Contractor further, to the extent permitted by law and, to the extent of the payments received by Contractor, does hereby assign all such liens, rights and interests to Owner. Contractor shall execute such further and additional evidence of such subordination and assignment of liens, rights, and interests as Owner, Owner's interim or permanent lenders, or any long-term ground lessee may require. The subordination and assignment of lien is made in consideration of and as an inducement to the execution and delivery of the Contract, and shall be applicable despite any dispute between the parties hereto or any others, or any default by Owner under the Contract or otherwise.

13.9.3 Contractor shall include in every subcontract relating to the Work to which it is a party and in each and every lower tier subcontract, provisions (1) that the person or entity doing work, performing labor, or furnishing materials pursuant to each subcontract agrees, to the extent of Owner's payments to Contractor for any of the foregoing, to subordinate any mechanics' or materialmen's lien or any other claims against any part of the Work or the property on which the Work is performed, or materials furnished under the Contract or such subcontract, to the liens securing payment of sums now or hereafter borrowed by Owner in connection with the development, design and interests of any long term ground lessee of the Project; such persons or entities shall further, to the extent permitted by law, agree to assign al such liens, rights, and interests to Owner, (2) that the required subordinations and assignments are made in consideration of and as an inducement to the execution and delivery of the Contract and the subcontract in which it appears, and shall be applicable despite any dispute between or among Owner, Contractor, or any Subcontractor or any default by Owner, Contractor, or Subcontractor under the Contract or any other subcontract or agreement and (3) that Owner, Owner's interim and permanent lenders, and any long term ground lessee are express third-party beneficiaries who have supplied consideration for such subordinations and assignments.

Page 42C:

4. in the manner provided in Subparagraph 14.1.2 if repeated suspensions, delays or interruptions by the Owner as described in Paragraph 14.3 constitutes more than one hundred twenty (120) days in any 365-day period, or if all of

5. entirely

6. continuous

7. forty-five (45)

(1)

.3 because the Architect has not issued a Certificate for Payment and has not notified the Contractor of the reason for withholding certification as provided in Subparagraph 9.4.1, or because the Owner has not made payment on a Certificate for Payment within the time stated in the Contract Documents; or

.4 the Owner has failed to furnish to the Contractor promptly, upon the Contractor's request, reasonable evidence as required by Subparagraph 2.2.1.

(2) ~~14.1.2 The Contractor may terminate the Contract if, through no act or fault of the Contractor or a Subcontractor, Sub-subcontractor or their agents or employees or any other persons or entities performing portions of the Work under direct or indirect contract with the Contractor, repeated suspensions, delays or interruptions of the entire Work by the Owner as described in Paragraph 14.3 constitute in the aggregate more than 100 percent of the total number of days scheduled for completion, or 120 days in any 365-day period, whichever is less.~~

~~**14.1.3** If one of the reasons described in Subparagraph 14.1.1 or 14.1.2 exists, the Contractor may, upon seven days' written notice to the Owner and Architect, terminate the Contract and recover from the Owner payment for Work executed and for proven loss with respect to materials, equipment, tools, and construction equipment and machinery, including reasonable overhead, profit and damages.~~

~~**14.1.4** If the Work is stopped for a period of 60 consecutive days through no act or fault of the Contractor or a Subcontractor or their agents or employees or any other persons performing portions of the Work under contract with the Contractor because the Owner has persistently failed to fulfill the Owner's obligations under the Contract Documents with respect to matters important to the progress of the Work, the Contractor may, upon seven additional days' written notice to the Owner and the Architect, terminate the Contract and recover from the Owner as provided in Subparagraph 14.1.3.~~

(4) (3) (5)

14.2 TERMINATION BY THE OWNER FOR CAUSE

14.2.1 The Owner may terminate the Contract if the Contractor:

.1 persistently or repeatedly ~~refuses or~~ fails to supply enough properly skilled workers or proper materials;

(4A)

.2 fails to make payment to Subcontractors for materials or labor in accordance with the respective agreements between the Contractor and the Subcontractors;

.3 persistently ~~disregards~~ laws, ordinances, or rules, regulations or orders of a public authority having jurisdiction; ~~or~~

(6) ~~.4 otherwise is guilty of substantial breach of a provision of the Contract Documents.~~

14.2.2 When any of the above reasons exist, the Owner~~, upon certification by the Architect that sufficient cause exists to justify such action,~~ may without prejudice to any other rights or remedies of the Owner and after giving the Contractor and the Contractor's surety, if any, seven days' written notice~~, terminate employment of the Contractor and may, subject to any prior rights of the surety:~~ (7)

~~.1 take possession of the site and of all materials, equipment, tools, and construction equipment and machinery thereon owned by the Contractor;~~

~~.2 accept assignment of subcontracts pursuant to Paragraph 5.4; and~~

~~.3 finish the Work by whatever reasonable method the Owner may deem expedient. Upon request of the Contractor, the Owner shall furnish to the Contractor a detailed accounting of the costs incurred by the Owner in finishing the Work.~~

... the reasons stated in

Page 43A:

1. and Owner's failure to make a payment or payments due hereunder is not the subject of a good faith dispute between the parties.

2. 14.1.2 If one of the above reasons exists, through no act or fault of the Contractor or a Subcontractor, Sub-subcontractor or their agents or employees or any other persons or entities performing portions of the Work under direct or indirect contract with the Contractor, the Contractor may, upon fourteen (14) days' written notice to the Owner and Architect, terminate the Contract (unless this reason is cured prior to the expiration of the notice period) and recover from the Owner payment of Work properly executed in accordance with the Contract Documents (the basis for such payment shall be as provided in the Contract) and for payment for costs directly related to Work thereafter performed by Contractor in terminating such Work including reasonable demobilization and cancellation charges.

3. and/or equipment

4. , within seven (7) days of notice from Owner,

4A. for sums due and owing

5. or willfully disregards, or fails to substantially comply prior to the imposition of any fine, penalty or other claim or assessment, with

6. .4 persistently or willfully disregards the instructions of Architect or Owner with respect to material issues (when such instructions are based on the requirements of the Contract Documents);

.5 is adjudged a bankrupt or insolvent, or makes a general assignment for the benefit of Contractor's creditors, or a trustee or receiver is appointed for Contractor or for any of its property, or files a petition to take advantage of any debtor's act, or to reorganize under bankruptcy or similar laws; or

.6 breaches a material provision of the Contract Documents.

7. (except in cases of emergency as reasonably determined by Owner), terminate the services of the Contractor and may:

.1 take possession of the site and Project and of all materials, equipment, tools and construction equipment and machinery thereon owned, rented, or leased by the Contractor; and

.2 finish the Work by whatever reasonable method the Owner may deem expedient and, upon request of the Contractor, furnish the Contractor with a detailed

(1) ~~14.2.4 If the unpaid balance of the Contract Sum exceeds costs of finishing the Work, including compensation for the Architect's services and expenses made necessary thereby, and other damages incurred by the Owner and not expressly waived, such excess shall be paid to the Contractor. If such costs and damages exceed the unpaid balance, the Contractor shall pay the difference to the Owner. The amount to be paid to the Contractor or Owner, as the case may be, shall be certified by the Architect, upon application, and this obligation for payment shall survive termination of the Contract.~~

14.3 SUSPENSION BY THE OWNER FOR CONVENIENCE

(2) ~~14.3.1 The Owner may, without cause, order the Contractor in writing to suspend, delay or interrupt the Work in whole or in part for such period of time as the Owner may determine.~~

14.3.2 The Contract Sum and Contract Time shall be adjusted for increases in the cost and time caused by suspension, delay or interruption as described in Subparagraph 14.3.1. Adjustment of the Contract Sum shall include profit. No adjustment shall be made to the extent:

.1 that performance is, was or would have been so suspended, delayed or interrupted by another cause for which the Contractor is responsible; or

.2 that an equitable adjustment is made or denied under another provision of the Contract.

14.4 TERMINATION BY THE OWNER FOR CONVENIENCE

14.4.1 The Owner may, at any time, terminate the Contract for the Owner's convenience and without cause.

14.4.2 Upon receipt of written notice from the Owner of such termination for the Owner's convenience, the Contractor shall:

.1 cease operations as directed by the Owner in the notice;

.2 take actions necessary, or that the Owner may direct, for the protection and preservation of the Work; and

.3 except for Work directed to be performed prior to the effective date of termination stated in the notice, terminate all existing subcontracts and purchase orders and enter into no further subcontracts and purchase orders.

14.4.3 In case of such termination for the Owner's convenience, the Contractor shall be entitled to receive payment ~~for Work executed, and costs incurred by reason of such termination, along with reasonable overhead and profit on the Work not executed.~~ (3)

Page 44A:

accounting of the costs incurred by the Owner in finishing the Work..

1. 14.2.4 To the extent the costs of completing the Work, including compensation for additional professional services and expenses, are less than those costs and fees which would have been payable to the Contractor to complete the Work but for Contractor's termination, Owner will pay the Contractor such amounts as were rightfully due and owing to Contractor under the Contract at the time of Contractor's termination with the exception of Contractor's share of any "savings" pursuant to Section 5.2.1 of the Agreement Between Owner and Construction Manager, AIA Document A121/CMc, as revised and executed by the Parties on March 12, 2002, which savings shall belong solely to the Owner.

   14.2.5 To the extent the costs of completing Work, including compensation for additional professional services and expenses, exceed those costs which would have been payable to Contractor to complete the Work except for Contractor's default, Contractor will pay the difference to Owner, and this obligation for payment shall survive termination of the Contract. Such costs incurred by Owner will be determined by the Owner and confirmed by the Architect.

2. 14.3.1 In addition to Owner's right to suspend, delay, or interrupt Contractor from any part of Work pursuant to the Contract Documents, Owner may, at any time, at will and without cause suspend, delay or interrupt any part of Work or any subcontract or all Work for any reason whatsoever for such period of time as the Owner may determine by giving seven (7) days prior written notice to Contractor specifying the part of Work or subcontract to be suspended, delayed, or interrupted and the effective date of such suspension, delay, or interruption, as the case may be. Contractor shall continue to prosecute the part of Work not suspended, delayed, or interrupted and shall properly protect and secure the part of Work so suspended, delayed, or interrupted, so far as is necessary in Owner's reasonable opinion. If any part of Work or subcontract is so suspended, delayed, or interrupted, Contractor shall be entitled to payment of reasonable standby fees (or at Owner's option, payment for demobilization and subsequent remobilization) and of reasonable costs directly associated with protecting and securing the affected Work. In case of such suspension, delay, or interruption, Owner will issue a Construction Change Directive or authorize a Change Order making any required adjustment to the Date of Substantial Completion and/or the Contract Sum. For the remainder of the Work, the Contract Documents shall remain in full force and effect.

3. for Work executed, reasonable demobilization and cancellation charges and the Construction Manager's Fee payable pursuant to the Agreement Between Owner and Construction Manager, AIA Document A121/CMc, as revised and executed by the Parties on March 12, 2002.

Page 44B:

14.4.4 At ninety-five (95%) percent completion of the Work, or thereafter, a condition precedent to the termination of the Contractor for cause shall be the release from the retainage held pursuant to the Contract of an amount equal to the Contractor's Fee that would have been paid in the event the Contractor had fully completed the Work.

Page 27A:

1. as described in detail therein

2. as may be determined by any of the methods listed in subparagraph 7.3.3 below

3. as necessary to reflect the change in the Work.

4. directed to the Contractor

5. as

6. or

7. 7.3.3.3 If Owner and Contractor cannot agree upon the lump sum price or unit price to be included in a Construction Change Directive or in those cases where the timing of the Change does not allow sufficient opportunity to develop lump sum or unit price, then the Construction Change Directive shall state that the price shall be determined on the basis of the actual expenditures (net of credits, if any, applicable to the Change) of those performing the work associated with the Change as provided for in Paragraph 7.3.6 plus the cost of insurance, bonds and general conditions and the additional fee all as set forth in Article 2.2.3.6 and Article 5.1.1 of the Agreement Between Owner and Construction Manager, AIA Document A121/CMc, as revised and executed by the Parties on March 12, 2002. In such case, Contractor shall keep and present, and require its Trade Contractors to keep and present, an itemized accounting together with appropriate supporting data of the increase in the cost of the Project.

8. and Owner

9. 7.3.3

10. reasonable

11. , obtained and used specifically for such work,

(1)

.4 costs of premiums for all bonds and insurance, permit fees, and sales, use or similar taxes ~~related to the~~ Work; and

.5 additional costs of supervision and field office personnel directly attributable to the change.

(2)

7.3.7. The amount of credit to be allowed by the Contractor to the Owner for a deletion or change which results in a net decrease in the Contract Sum shall be actual net cost as confirmed by the Architect. When both additions and credits covering related Work or substitutions are involved in a change, the allowance for overhead and profit shall be figured on the basis of net increase, if any, with respect to that change.

7.3.8 Pending final determination of the total cost of a Construction Change Directive to the Owner, amounts not in dispute for such changes in the Work shall be included in Applications for Payment accompanied by a Change Order indicating the parties' agreement with part or all of such costs. For any portion of such cost that remains in dispute, the Architect will make an interim determination for purposes of monthly certification for payment for those costs. That determination of cost shall adjust the Contract Sum on the same basis as a Change Order, subject to the right of either party to disagree and assert a claim in accordance with Article 4.

7.3.9 When the Owner and Contractor agree with the determination made by the Architect concerning the adjustments in the Contract Sum and Contract Time, or otherwise reach agreement upon the adjustments, such agreement shall be effective immediately and shall be recorded by preparation and execution of an appropriate Change Order.

7.4 MINOR CHANGES IN THE WORK (3) (4)

7.4.1 The Architect will have authority to order minor changes in the Work not involving adjustment in the Contract Sum or extension of the Contract Time and not inconsistent with the intent of the Contract Documents. Such changes shall be effected by written order and shall be binding on the Owner and Contractor. The Contractor shall carry out such written orders promptly.

(5)

ARTICLE 8 TIME

8.1 DEFINITIONS

8.1.1 Unless otherwise provided, Contract Time is the period of time, including authorized adjustments, allotted in the Contract Documents for Substantial Completion of the Work.

8.1.2 The date of commencement of the Work is the date established in the Agreement.

(6)

8.1.3 The date of Substantial Completion is the date certified by the Architect in accordance with Paragraph 9.8.

8.1.4 The term "day" as used in the Contract Documents shall mean calendar day unless otherwise specifically defined.

8.2 PROGRESS AND COMPLETION

8.2.1 Time limits stated in the Contract Documents are of the essence of the Contract. By executing the Agreement the Contractor confirms that the Contract Time is a reasonable period for performing the Work.

8.2.2 The Contractor shall not ~~knowingly~~, except by agreement or instruction of the Owner in writing, prematurely commence operations on the site or elsewhere prior to the effective date of insurance required by Article 11 to be furnished by the Contractor and Owner. The date of commencement of the Work shall not be changed by the effective date of such insurance. Unless the date of commencement is established by the Contract Documents or a notice to proceed given

Page 28A:

1. directly attributable to such

2. and Owner

3. , subject to the approval of the Owner in each instance,

4. language and

5. 7.4.2 The Owner will have authority to order minor changes in the Work not involving adjustment in the Contract Sum or extension of the Contract Time and not inconsistent with the intent of the Contract Documents. Such changes shall be administered in accordance with the procedures set forth in Paragraph 7.3 hereof, except that a Construction Change Directive issued to the Contractor pursuant to this Subparagraph 7.4.2 may or may not be signed by the Architect.

6. and approved by the Owner

by the Owner, the Contractor shall notify the Owner in writing not less than five days or other agreed period before commencing the Work to permit the timely filing of morgages, mechanic's liens and other security interests.

8.2.3 The Contractor shall proceed expeditiously with adequate forces and shall achieve Substantial Completion within the Contract Time.

8.3 DELAYS AND EXTENSIONS OF TIME

8.3.1 If the Contractor is delayed at any time in the commencement or progress of the Work by an act or neglect of the Owner or Architect, or of an employee of either, or of a separate contractor employed by the Owner, or by changes ordered in the Work, ~~or by labor disputes, fire, unusual delay in deliveries, unavoidable casualties or other causes beyond the Contractor's control, or by delay authorized by the Owner pending mediation and arbitration, or by other causes which the Architect determines may justify delay, then the Contract Time shall be extended by Change Order for such reasonable time as the Architect may determine.~~ (1)

8.3.2 Claims relating to time shall be made in accordance with applicable provisions of Paragraph 4.3.

8.3.3 This Paragraph 8.3 does not preclude recovery of damages for delay by ~~either party~~ (1A) under other provisions of the Contract Documents. (1B)

ARTICLE 9 PAYMENTS AND COMPLETION

9.1 CONTRACT SUM

9.1.1 The Contract Sum is stated in the Agreement and, including authorized adjustments, is the total amount payable by the Owner to the Contractor for performance of the Work under the Contract Documents.

9.2 SCHEDULE OF VALUES

9.2.1 Before the first Application for Payment, the Contractor shall submit to the (2) Architect a schedule of values allocated to various portions of the Work, ~~prepared in such form and supported by such data to substantiate its accuracy as the Architect may require. This schedule, unless objected to by the Architect, shall be used as a basis for reviewing the Contractor's Applications for Payment.~~ (3)

9.3 APPLICATIONS FOR PAYMENT

9.3.1 At least ten days before the date established for each progress payment, the Contractor shall submit to the Architect an itemized Application for Payment for operations completed in accordance with the schedule of values. Such application shall be notarized, if required, and supported by such data substantiating the Contractor's right to payment as the Owner or Architect may require, such as copies of requisitions from Subcontractors and material suppliers, and reflecting retainage if provided for in the Contract Documents. (4)

9.3.1.1 As provided in Subparagraph 7.3.8, such applications may include requests for payment on account of changes in the Work which have been properly authorized by Construction Change Directives, or by interim determinations of the Architect, but not yet included in Change Orders.

9.3.1.2 Such applications may not include requests for payment for portions of the Work for which the Contractor does not intend to pay to a Subcontractor or material supplier, unless such Work has been performed by others whom the Contractor intends to pay.

Page 29A:

1. or by occurrences beyond the control and without the fault or negligence of the Contractor and which by the exercise of reasonable diligence the Contractor is unable to prevent or provide against, including labor disputes (other than disputes limited to the work force of, or provided by, the Contractor or its Subcontractors), fire, acts of God, including, but not limited to, extraordinary weather conditions, unusual delay in deliveries not reasonably anticipatable, casualties, industry-wide strikes or labor disputes, delays in providing permanent utility hook-ups provided that Contractor shall have used all reasonable efforts and diligently sought to avoid or minimize the length of such delay, acts of public enemy, rebellion, riots, insurrection, sabotage, vandalism and malicious mischief provided that Contractor shall have used all reasonable efforts and diligently sought to fully secure the site, acts of any governmental body (including restrictions on, or the expropriation of, materials) which adversely affect the supply or availability of labor or materials, freight embargoes, industry-wide and/or regional unavailability of labor or materials or inability to obtain labor or materials provided that Contractor shall have diligently sought to avoid or minimize any such delays by alternate sources of labor and materials, or by other occurrences which the Architect reasonably determines justify delay, then, provided that the Contractor is in compliance with Subparagraph 4.3.3 hereof, the Contract Time shall be extended by Change Order or Construction Change Directive for the number of days of delay in the commencement or progress of the Work caused by or resulting from such occurrences as determined by the Architect and approved by the Contractor and Owner (such approval not to be unreasonably withheld); provided, however, that such extension of Contract Time shall be net of any delays caused by or due to the fault or negligence of the Contractor or which are otherwise the responsibility of the Contractor. The Contractor shall, in the event of any occurrence likely to cause a delay, cooperate in good faith with the Architect and Owner to minimize and mitigate the impact of any such occurrence and do all things reasonable under the circumstances to achieve this goal.

1A. Contractor

1B. , or by Owner in accordance with Section 2.2.3.4 of the Agreement Between Owner and Construction Manager, AIA Document A121/CMc, as revised and executed by the Parties on March 12, 2002

2. Owner and

3. which in the aggregate equals the total Contract Sum, divided so as to facilitate payments to Subcontractors, supported by such evidence of correctness as the Architect may direct or as required by the Owner. This schedule, when approved by the Architect and Owner, shall be used to monitor the progress of the Work and as a basis for Certificates For Payment. All items with entered values will be transferred by the Contractor to the "Application and Certificate For Payment," and shall include the latest approved Change Orders and Construction Change Directives. Change Order values and Construction Change Directives

Page 29B:

values shall be broken down to show the various subcontracts. The Application For Payment shall be on a form as provided by the Architect and approved by Owner and Owner's lender. Each item shall show its total scheduled value, value of previous applications, value of the applications, percentage completed, value completed and value yet to be completed. All blanks and columns must filled in, including every percentage complete figure.

4. Any allowances included in the Application for Payment shall be separately itemized with supporting data attached. The Application for Payment shall be accompanied by a certification by an officer of Contractor to the effect that:

There are no mechanics', materialmen's or laborers' liens or claims or any other liens or claims, legal or equitable, contractual, statutory, or constitutional, known by Contractor to exist at the date of this Application; all due and payable bills with respect to the Work have been paid to date or are included in the amount requested in the current Application and, to the best of Contractor's knowledge, there is no basis for the filing of any mechanic's, materialmen's or laborer's lien or claim or any other lien or claim, legal or equitable, contractual, statutory, or constitutional, on the Work (other than as set forth in said certification); and waivers and releases from all Subcontractors, laborers, and materialmen for Work done and materials furnished have been obtained in form reasonably acceptable to Owner and shall be delivered to Architect together with Contractor's waiver and release of liens and claims at the time of submission of the Application for Payment.

9.3.2 ~~Unless otherwise provided in the Contract Documents,~~ payments shall be made on account of materials and equipment delivered and suitably stored at the site for subsequent incorporation in the Work. If approved in advance by the Owner, payment may similarly be made for materials and equipment suitably stored off the site at a location agreed upon in writing. Payment for materials and equipment stored on or off the site shall be conditioned upon compliance by the Contractor with procedures satisfactory to the Owner to establish the Owner's title to such materials and equipment or otherwise protect the Owner's interest, and shall include the costs of applicable insurance, storage and transportation to the site for such materials and equipment stored off the site.

~~**9.3.3** The Contractor warrants that title to all Work covered by an Application for Payment will pass to the Owner no later than the time of payment. The Contractor further warrants that upon submittal of an Application for Payment all Work for which Certificates for Payment have been previously issued and payments received from the Owner shall, to the best of the Contractor's knowledge, information and belief, be free and clear of liens, claims, security interests or encumbrances in favor of the Contractor, Subcontractors, material suppliers, or other persons or entities making a claim by reason of having provided labor, materials and equipment relating to the Work.~~

9.4 CERTIFICATES FOR PAYMENT

9.4.1 The Architect will, within seven days after receipt of the Contractor's Application for Payment, either issue to the Owner a Certificate for Payment, with a copy to the Contractor, for such amount as the Architect determines is properly due, or notify the Contractor and Owner in writing of the Architect's reasons for withholding certification in whole or in part as provided in Subparagraph 9.5.1.

9.4.2 The issuance of a Certificate for Payment will constitute a representation by the Architect to the Owner, based on the Architect's evaluation of the Work and the data comprising the Application for Payment, that the Work has progressed to the point indicated and that, to the best of the Architect's knowledge, information and belief, the quality of the Work is in accordance with the Contract Documents. ~~The foregoing representations are subject to an evaluation of the Work for conformance with the Contract Documents upon Substantial Completion, to results of subsequent tests and inspections, to correction of minor deviations from the Contract Documents prior to completion and to specific qualifications expressed by the Architect.~~ The issuance of a Certificate for Payment will further constitute a representation that the Contractor is entitled to payment in the amount certified. However, the issuance of a Certificate for Payment will not be a representation that the Architect has ~~(1) made exhaustive or continuous on-site inspections to check the quality or quantity of the Work, (2) reviewed construction means, methods, techniques, sequences or procedures, (3) reviewed copies of requisitions received from Subcontractors and material suppliers and other data requested by the Owner to substantiate the Contractor's right to payment, or (4)~~ made examination to ascertain how or for what purpose the Contractor has used money previously paid on account of the Contract Sum.

9.5 DECISIONS TO WITHHOLD CERTIFICATION

9.5.1 The Architect may withhold a Certificate for Payment in whole or in part, to the extent reasonably necessary to protect the Owner, if in the Architect's opinion the representations to the Owner required by Subparagraph 9.4.2 cannot be made. If the Architect is unable to certify payment in the amount of the Application, the Architect will notify the Contractor and Owner as provided in Subparagraph 9.4.1. If the Contractor and Architect cannot agree on a revised amount, the Architect will promptly issue a Certificate for Payment for the amount for which the Architect is able to make such representations to the Owner. The Architect may also withhold a Certificate for Payment or, because of subsequently discovered evidence, may nullify the whole or a part of a Certificate for Payment previously issued, to such extent as may be necessary in the Architect's

Page 30A:

1. Subject to the approval of the Owner's lender for the Project,

2. within thirty (30) days after such request for payment or such longer period as may be approved in advance by Owner and Owner's lender or specifically authorized by the Contract Documents.

3. and the Owner's lender

4. and the Owner's lender's

5. and the Owner's lender's

6. 9.3.3 The Contractor warrants and agrees that title to all Work will pass to the Owner either by incorporation in the construction or upon the receipt of payment therefor by the Contractor, whichever occurs first, free and clear of all liens, claims, security interests, or encumbrances whatsoever, that the vesting of such title shall not impose any obligations on Owner or relieve Contractor of any of its obligations under the Contract, that the Contractor shall remain responsible for damage to or loss of the Work, except to the extent that such damage to, or loss of, the Work is covered (exclusive of applicable deductibles) under a standard "all-risk" builder's risk insurance policy, whether completed or under construction, until responsibility for the Work has been accepted by Owner in the manner set forth in the Contract Documents, and that no Work covered by an Application for Payment will have been acquired by the site or furnishing materials and equipment for the Project, subject to an agreement under which an interest therein or an encumbrance thereon is retained by the seller or otherwise imposed by the Contractor or such other person.

   9.3.4 Duplicate originals of the periodic Subcontractor and materialmen's lien waivers and releases shall remain on file at the Contractor's office for inspection by the Owner or Owner's lenders. Duplicate originals of final lien waivers and releases shall remain on file at the Contractor's office for a period of one (1) year from the date of final payment and shall be available for inspection by the Owner or Owner's lenders.

   9.3.5 When Application for Payment includes materials stored off the project site or stored on the Project site but not incorporated in the Work, for which no previous payments has been requested, a complete description of such material shall be attached to the application. Suitable storage which is off the Project site shall be a bonded warehouse or appropriate storage approved by Owner and Owner's lenders with the stored materials properly tagged and identifiable for this Project and properly segregated from other materials. The Owner's written approval shall be obtained before the use of an offsite storage is made. Such approval may be withheld in Owner's sole discretion.

7. on all other information available to the Architect including, without limitation,

Page 30B:

8. and that all lien waivers and certificates required under the Contract Documents have been furnished to the Architect in proper form. The foregoing representations are subject to specific qualifications stated by the Architect in the Certificate For Payment.

opinion to protect the Owner from loss for which the Contractor is responsible, including loss resulting from acts and omissions described in Subparagraph 3.3.2, because of:

.1 defective Work not remedied;

.2 third party claims filed or reasonable evidence indicating probable filing of such claims unless security acceptable to the Owner is provided by the Contractor;

.3 failure of the Contractor to make payments properly to Subcontractors or for labor, materials or equipment;

.4 reasonable evidence that the Work cannot be completed for the unpaid balance of the Contract Sum;

.5 damage to the Owner or another contractor;

.6 reasonable evidence that the Work will not be completed within the Contract Time, and that the unpaid balance would not be adequate to cover actual or liquidated damages for the anticipated delay; or

.7 persistent failure to carry out the Work in accordance with the Contract Documents.

9.5.2 When the above reasons for withholding certification are removed, certification will be made for amounts previously withheld.

9.6 PROGRESS PAYMENTS

9.6.1 After the Architect has issued a Certificate for Payment, the Owner shall make payment in the manner and within the time provided in the Contract Documents, and shall so notify the Architect. (1)

9.6.2 The Contractor shall promptly pay each Subcontractor, upon receipt of payment from the Owner, out of the amount paid to the Contractor on account of such Subcontractor's portion of the Work, the amount to which said Subcontractor is entitled, reflecting percentages actually retained from payments to the Contractor on account of such Subcontractor's portion of the Work. The Contractor shall, by appropriate agreement with each Subcontractor, require each Subcontractor to make payments to Sub-subcontractors in a similar manner.

9.6.3 The Architect will, on request, furnish to a Subcontractor, if practicable, information regarding percentages of completion or amounts applied for by the Contractor and action taken thereon by the Architect and Owner on account of portions of the Work done by such Subcontractor.

9.6.4 Neither the Owner nor Architect shall have an obligation to pay or to see to the payment of money to a Subcontractor except as may otherwise be required by law.

9.6.5 Payment to material suppliers shall be treated in a manner similar to that provided in Subparagraphs 9.6.2, 9.6.3 and 9.6.4.

9.6.6 A Certificate for Payment, a progress payment, or partial or entire use or occupancy of the Project by the Owner shall not constitute acceptance of Work not in accordance with the Contract Documents.

9.6.7 Unless the Contractor provides the Owner with a payment bond in the full penal sum of the Contract Sum, payments received by the Contractor for Work properly performed by Subcontractors and suppliers shall be held by the Contractor for those Subcontractors or suppliers who performed Work or furnished materials, or both, under contract with the Contractor for which payment was made by the Owner. ~~Nothing contained herein shall require money to be placed in a separate account and not commingled with money of the Contractor, shall create any fiduciary liability or tort liability on the part of the Contractor for breach of trust or shall entitle any person or entity to an award of punitive damages against the Contractor for~~

Page 31A:

1. The Owner may refuse to make payment on any Certificate for Payment, but only to the extent of the amounts reasonably necessary to cure any material default of the Contract including, but not limited to, those defaults set forth in clause 9.5.1.1 through 9.5.1.7. The Owner shall not be deemed in default by reason of withholding payment while any of such defaults remain uncured.

9.7 FAILURE OF PAYMENT

9.7.1 If the Architect does not issue a Certificate for Payment, through no fault of the Contractor, within seven days after receipt of the Contractor's Application for Payment, or if the Owner does not pay the Contractor within seven days after the date established in the Contract Documents the amount certified by the Architect or awarded by arbitration, then the Contractor may, upon seven additional days' written notice to the Owner and Architect, stop the Work until payment of the amount owing has been received. The Contract Time shall be extended appropriately and the Contract Sum shall be increased by the amount of the Contractor's reasonable costs of shut-down, delay and start-up, plus interest as provided for in the Contract Documents.

9.8 SUBSTANTIAL COMPLETION

9.8.1 Substantial Completion is the stage in the progress of the Work when the Work or designated portion thereof is sufficiently complete in accordance with the Contract Documents so that the Owner can occupy or utilize the Work for its intended use.

9.8.2 When the Contractor considers that the Work, or a portion thereof which the Owner agrees to accept separately, is substantially complete, the Contractor shall prepare and submit to the Architect a comprehensive list of items to be completed or corrected prior to final payment. Failure to include an item on such list does not alter the responsibility of the Contractor to complete all Work in accordance with the Contract Documents.

9.8.3 Upon receipt of the Contractor's list, the Architect will make an inspection to determine whether the Work or designated portion thereof is substantially complete. If the Architect's inspection discloses any item, whether or not included on the Contractor's list, which is not sufficiently complete in accordance with the Contract Documents so that the Owner can occupy or utilize the Work or designated portion thereof for its intended use, the Contractor shall, before issuance of the Certificate of Substantial Completion, complete or correct such item upon notification by the Architect. In such case, the Contractor shall then submit a request for another inspection by the Architect to determine Substantial Completion.

9.8.4 When the Work or designated portion thereof is substantially complete, the Architect will prepare a Certificate of Substantial Completion which shall establish the date of Substantial Completion, shall establish responsibilities of the Owner and Contractor for security, maintenance, heat, utilities, damage to the Work and insurance, and shall fix the time within which the Contractor shall finish all items on the list accompanying the Certificate. Warranties required by the Contract Documents shall commence on the date of Substantial Completion of the Work or designated portion thereof unless otherwise provided in the Certificate of Substantial Completion.

9.8.5 The Certificate of Substantial Completion shall be submitted to the Owner and Contractor for their written acceptance of responsibilities assigned to them in such Certificate. Upon such acceptance and consent of surety, if any, the Owner shall make payment of retainage applying to such Work or designated portion thereof. Such payment shall be adjusted for Work that is incomplete or not in accordance with the requirements of the Contract Documents.

9.9 PARTIAL OCCUPANCY OR USE

9.9.1 ~~The Owner may occupy or use any completed or partially completed portion of the Work at any stage when such portion is designated by separate agreement with the Contractor, provided such occupancy or use is consented to by the insurer as required under Clause 11.4.1.5 and authorized by public authorities having jurisdiction over the Work. Such partial occupancy or use may commence whether or not the portion is substantially complete, provided the Owner and Contractor have accepted in writing the responsibilities assigned to each of them for payments, ... maintenance, heat, utilities, damage to the Work and insurance, and~~

Page 32A:

1. , for reasons other than (and only to the extent of the amounts reasonably necessary to cure) a material default of the Contract including, but not limited to, those defaults set forth in Clauses 9.5.1.1 through 9.5.1.7,

2. (which the Owner agrees to accept separately)

3. The Work will not be considered suitable for Substantial Completion review until all Project systems included in the Work are operational as designed and scheduled, all designated or required governmental inspections and certifications have been made and posted, designated instruction of Owner's personnel in the operation of system has been completed, and all final finishes within the Contract are in place. In general, the only remaining Work shall be minor in nature, so that the Owner or Owner's tenants could occupy the building on that date and the completion of the Work by the Contractor would not materially interfere or hamper the Owner's or Owner's tenants' (or those claiming by, through or under Owner) normal business operations. As a further condition of Substantial Completion acceptance, the Contractor shall certify that all remaining Work will be completed within thirty (30) consecutive calendar days or as agreed upon in writing with Owner following the Date of Substantial Completion.

4. The Contractor shall proceed promptly to complete and correct items on the list.

5. (which the Owner agrees to accept separately)

6. (which the Owner agrees to accept separately)

7. (which the Owner agrees to accept separately)

8. (by both Owner and Contractor)

9. The Owner and its lessees and separate contractors may occupy or use any completed or partially completed portion of the Work at any stage of construction regardless of whether the Contract Time has expired (hereinafter sometimes referred to as "Partial Occupancy"). Such Partial Occupancy may commence whether or not the applicable portion of Work is substantially complete. Upon a Partial Occupancy by Owner or its lessees only, the Owner will accept responsibility for the occupied space (insurance, light, heat, security, etc.) and all systems servicing the space. Partial occupancy by the Owner or its lessees will not inhibit the Contractor's remaining work.

~~have agreed in writing concerning the period for correction of the Work and commencement of warranties required by the Contract Documents. When the Contractor considers a portion substantially complete, the Contractor shall prepare and submit a list to the Architect as provided under Subparagraph 9.8.2. Consent of the Contractor to partial occupancy or use shall not be unreasonably withheld. The stage of the progress of the Work shall be determined by written agreement between the Owner and Contractor or, if no agreement is reached, by decision of the Architect.~~

9.9.2 Immediately prior to such partial occupancy or use, the Owner, Contractor and Architect shall jointly inspect the area to be occupied or portion of the Work to be used in order to determine and record the condition of the Work.

9.9.3 ~~Unless otherwise agreed upon, partial occupancy or use of a portion or portions of the Work shall not constitute acceptance of Work not complying with the requirements of the Contract Documents.~~

9.10 FINAL COMPLETION AND FINAL PAYMENT

9.10.1 Upon receipt of written notice that the Work is ready for final inspection and acceptance and upon receipt of a final Application for Payment, the Architect will promptly make such inspection and, when the Architect finds the Work acceptable under the Contract Documents and the Contract fully performed, the Architect will promptly issue a final Certificate for Payment stating that to the best of the Architect's knowledge, information and belief, and on the basis of the Architect's on-site visits and inspections, the Work has been completed in accordance with terms and conditions of the Contract Documents and that the entire balance found to be due the Contractor and noted in the final Certificate is due and payable. The Architect's final Certificate for Payment will constitute a further representation that conditions listed in Subparagraph 9.10.2 as precedent to the Contractor's being entitled to final payment have been fulfilled.

9.10.2 Neither final payment nor any remaining retained percentage shall become due until the Contractor submits to the Architect (1) an affidavit that payrolls, bills for materials and equipment, and other indebtedness connected with the Work for which the Owner or the Owner's property might be responsible or encumbered (less amounts withheld by Owner) have been paid or otherwise satisfied, (2) a certificate evidencing that insurance required by the Contract Documents to remain in force after final payment is currently in effect and will not be canceled or allowed to expire until at least 30 days' prior written notice has been given to the Owner, (3) a written statement that the Contractor knows of no substantial reason that the insurance will not be renewable to cover the period required by the Contract Documents, (4) consent of surety, if any, to final payment ~~and~~ (5), if required by the Owner, other data establishing payment or satisfaction of obligations, such as receipts, releases and waivers of liens, claims, security interests or encumbrances arising out of the Contract, to the extent and in such form as may be designated by the Owner. If a Subcontractor refuses to furnish a release or waiver required by the Owner, the Contractor may furnish a bond satisfactory to the Owner to indemnify the Owner against such lien. If such lien remains unsatisfied after payments are made, the Contractor shall refund to the Owner all money that the Owner may be compelled to pay in discharging such lien, including all costs and reasonable attorneys' fees.

9.10.3 If, after Substantial Completion of the Work, final completion thereof is materially delayed through no fault of the Contractor or by issuance of Change Orders affecting final completion, and the Architect so confirms, the Owner shall, upon application by the Contractor and certification by the Architect, and without terminating the Contract, make payment of the balance due for that portion of the Work fully completed and accepted. If the remaining balance for Work not fully completed or corrected is less than retainage stipulated in the Contract Documents, and if bonds have been furnished, the written consent of surety to payment of the balance due for that

Page 33A:

1. In the event of Partial Occupancy, the Contractor shall promptly secure endorsement from its insurance carrier(s), consent from its surety(ies), if any, and consent from public authorities having jurisdiction over the Work permitting Partial Occupancy.

2. In the event of Partial Occupancy before Substantial Completion as provided above, the Contractor shall cooperate with the Owner in making available for the Owner's use and benefit such building services as heating, ventilating, cooling, water, lighting, telephone, elevators and security for the portion or portions to be occupied, and if the Work required to furnish such services is not entirely completed at the time the Owner desires to occupy the aforesaid portion or portions, the Contractor shall make every reasonably effort to complete such Work or make temporary provisions for such Work as soon as possible so that the aforementioned building services may be put into operation and use. Such additional work required to make the Work (i.e., systems) functional for partial occupancy, if approved in advance by Owner, will be considered a change to the Contract.

9.9.4 In the event of Partial Occupancy prior to Substantial Completion, mutually acceptable arrangements shall be made between the Owner and Contractor in respect of the operation and cost of necessary security, maintenance and utilities, including heating, ventilating, cooling, water, lighting and telephone services and elevators. The Owner shall assume proportionate and reasonable responsibility for the cost of the above services reduced by any savings to Contractor for such services realized by reason of Partial Occupancy. Further, mutually acceptable arrangements shall be made between the Owner and Contractor in respect of insurance and damage to the Work. Contractor's acceptance of arrangements proposed by Owner in respect of such matters shall not be unreasonably withheld, delayed, or conditioned.

9.9.5 In each instance, when the Owner elects to exercise its right of Partial Occupancy as described herein, Owner will give Contractor and Architect advance written notice of its election to take the portion or portions involved, and immediately prior to Partial Occupancy, the Owner, Contractor and Architect shall jointly inspect the area to be occupied or portion of the Work to be used to determine and record the conditions of the same.

9.9.6 It shall be understood, however, that Partial Occupancy shall not: (1) constitute final acceptance of any Work, (2) relieve the Contractor of responsibility for loss or damage because of or arising out of defects in, or malfunctioning of, any Work, material, or equipment, nor from any other unfulfilled obligations or responsibilities under the Contract Documents, or (3) commence any warranty period under the Contract Documents; provided that Contractor shall not be liable for ordinary wear and tear resulting from such Partial Occupancy.

9.9.7 Subject to the terms and conditions provided herein, if the Contractor claims that delay or additional cost is involved because of Partial Occupancy by the Owner, Contractor

Page 33B:

shall make such claim as provided elsewhere in the Contract Documents.

3. , satisfactory to the Owner,

4. and the Owner's lender, and (6) evidence of compliance with all requirements of the Contract Documents and all notices, certificates, affidavits, other requirements to complete Contractor's obligations under the Contract Documents including, but not limited to (a) instruction of Owner's representatives in the operation of mechanical, electrical, plumbing and other systems, (b) delivery of keys to Owner with keying schedule: (inclusive without limitation of all master, sub-master and special keys), (c) delivery to Architect of Contractor's General Warranty (as described in Paragraph 3.5) and each written warranty and assignment thereof prepared in duplicate, certificates of inspections, and bonds for Architect's review and delivery to Owner, (d) deliver to Architect of printed or typewritten operating, servicing, maintenance and cleaning instructions for all Work; parts lists and special tools for mechanical and electrical Work in approved form, (e) delivery to the Architect of specific Project record documents and (f) delivery to Owner of a final Waiver of Liens (AIA Document G-706 or other form satisfactory to Owner), covering all Work including that of all Subcontractors, vendors, labor, materials and services, executed by an authorized officer an duly notarized. In addition to the foregoing, all other submissions required by other articles and paragraphs of the Specifications including final construction schedule shall be submitted to the Architect before approval of final payment.

portion of the Work fully completed and accepted shall be submitted by the Contractor to the Architect prior to certification of such payment. Such payment shall be made under terms and conditions governing final payment, except that it shall not constitute a waiver of claims.

9.10.4 The making of final payment shall constitute a waiver of Claims by the Owner except those arising from:

.1 liens, Claims, security interests or encumbrances arising out of the Contract and unsettled;
.2 failure of the Work to comply with the requirements of the Contract Documents; ~~or~~
.3 terms of special warranties required by the Contract Documents (1)

9.10.5 Acceptance of final payment by the Contractor, a Subcontractor or material supplier shall constitute a waiver of claims by that payee except those previously made in writing and identified by that payee as unsettled ~~at the time of final Application for Payment~~ (2)

ARTICLE 10 PROTECTION OF PERSONS AND PROPERTY

10.1 SAFETY PRECAUTIONS AND PROGRAMS

10.1.1 The Contractor shall be responsible for initiating, maintaining and supervising all safety precautions and programs in connection with the performance of the Contract.

10.2 SAFETY OF PERSONS AND PROPERTY (3)

10.2.1 The Contractor shall take ~~reasonable~~ precautions for safety of, and shall provide (4) ~~reasonable~~ protection to prevent damage, injury or loss to:

.1 ~~employees on the Work and other persons who may be affected thereby;~~ (5)
.2 the Work and materials and equipment to be incorporated therein, whether in storage on or off the site, under care, custody or control of the Contractor or the Contractor's Subcontractors or Sub-subcontractors; and
.3 other property at the site or adjacent thereto, such as trees, shrubs, lawns, walks, pavements, roadways, structures and utilities not designated for removal, relocation or replacement in the course of construction.

10.2.2 The Contractor shall give notices and comply with applicable laws, ordinances, rules, regulations and lawful orders of public authorities bearing on safety of persons or property or their protection from damage, injury or loss. (6)

(7)

10.2.3 The Contractor shall erect and maintain, as required by existing conditions and performance of the Contract, ~~reasonable~~ safeguards for safety and protection, including posting danger signs and other warnings against hazards, promulgating safety regulations and notifying owners and users of adjacent sites and utilities.

10.2.4 When use or storage of explosives or other hazardous materials or equipment or unusual methods are necessary for execution of the Work, the Contractor shall exercise utmost care and carry on such activities under supervision of properly qualified personnel.

(8)

10.2.5 The Contractor shall promptly remedy damage and loss (other than damage or loss (9) ~~insured under property insurance required by the Contract Documents~~) to property referred to in Clauses 10.2.1.2 and 10.2.1.3 caused in whole or in part by the Contractor, a Subcontractor, a Sub-subcontractor, or anyone directly or indirectly employed by any of them, or by anyone for whose acts they may be liable and for which the Contractor is responsible under Clauses 10.2.1.2 and 10.2.1.3, ~~except damage or loss attributable to acts or omissions of the Owner or Architect or anyone directly or indirectly employed by either of them, or by anyone for whose acts either of them may be liable, and not attributable to the fault or negligence of the Contractor. The foregoing obligations of the Contractor are in addition to the Contractor's obligations under~~

Page 34A:

1. ;

.4 any faults or defects in the Work that cause the Work to fail to meet generally accepted industry standards, if any, and are not inherent in the applicable material, product or assembly, appearing after Substantial Completion; or

.5 third party claims arising out of the Project or the Work.

2. on payee's final Application for Payment. Such waiver shall be in addition to the waiver described in Subparagraph 9.10.4.

3. all necessary

4. all necessary

5. all persons involved in or affected by the Project;

6. Contractor shall provide all facilities and shall follow all procedures required by the Occupational Safety and Health Act (OSHA) including, but not limited to providing and posting all required posters and notices shall otherwise be responsible for all mandatory safety laws.

7. all necessary

8. , at its sole cost and expense,

9. to extent reimbursed by Owner's all-risk builder's risk insurance described in Article 11 of these General Conditions, subject to Contractor' liability to pay any deductible amount

10. , except damage or loss to the extent attributable to the acts or omissions of Owner. The obligations of the Contractor under this indemnification shall not extend to the liability of the Architect, its agents, or employees, arising out of (1) the preparation or approval of maps, Drawings, opinions, or (2) the giving of or the failure to give directions instructions by the Architect, its agents or employees provided such giving or failure to give is the primary cause of the injury or damage. The foregoing obligations of the Contractor are in addition to its obligations under Article 11 of these General Conditions.

10.2.6 The Contractor shall designate a responsible member of the Contractor's organization at the site whose duty shall be the prevention of accidents. This person shall be the Contractor's superintendent unless otherwise designated by the Contractor in writing to the Owner and Architect.

10.2.7 The Contractor shall not load or permit any part of the construction or site to be loaded so as to endanger its safety.

10.3 HAZARDOUS MATERIALS

10.3.1 If reasonable precautions will be inadequate to prevent foreseeable bodily injury or death to persons resulting from a material or substance, including but not limited to asbestos or polychlorinated biphenyl (PCB), encountered on the site by the Contractor, the Contractor shall, upon recognizing the condition, immediately stop Work in the affected area and report the condition to the Owner and Architect in writing.

10.3.2 The Owner shall obtain the services of a licensed laboratory to verify the presence or absence of the material or substance reported by the Contractor and, in the event such material or substance is found to be present, to verify that it has been rendered harmless. Unless otherwise required by the Contract Documents, the Owner shall furnish in writing to the Contractor and Architect the names and qualifications of persons or entities who are to perform tests verifying the presence or absence of such material or substance or who are to perform the task of removal or safe containment of such material or substance. The Contractor and the Architect will promptly reply to the Owner in writing stating whether or not either has reasonable objection to the persons or entities proposed by the Owner. If either the Contractor or Architect has an objection to a person or entity proposed by the Owner, the Owner shall propose another to whom the Contractor and the Architect have no reasonable objection. When the material or substance has been rendered harmless, Work in the affected area shall resume upon written agreement of the Owner and Contractor. The Contract Time shall be extended appropriately and the Contract Sum shall be increased in the amount of the Contractor's reasonable additional costs of shut-down, delay and start-up, which adjustments shall be accomplished as provided in Article 7. (1)

10.3.3 To the fullest extent permitted by law, the Owner shall indemnify and hold harmless the Contractor, Subcontractors, ~~Architect, Architect's consultants~~ and agents and employees of any of them from and against claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or resulting from performance of the Work in the affected area if in fact the material or substance presents the risk of bodily injury or death as described in Subparagraph 10.3.1 and has not been rendered harmless, provided that such claim, damage, loss or expense is attributable to bodily injury, sickness, disease or death, or to injury to or destruction of tangible property (other than the Work itself) ~~and provided that~~ such damage, loss or expense is not due to the ~~sole~~ negligence ~~of a party seeking indemnity.~~ (5)

10.4 The Owner shall not be responsible under Paragraph 10.3 for materials and substances brought to the site by the Contractor unless such materials or substances were required by the Contract Documents. (7)

10.5 If, without negligence on the part of the Contractor, the Contractor is held liable for the cost of remediation of a hazardous material or substance solely by reason of performing Work as required by the Contract Documents, the Owner shall indemnify the Contractor for all cost and expense thereby incurred.

10.6 EMERGENCIES

10.6.1 In an emergency affecting safety of persons or property, the Contractor shall act, at the Contractor's discretion, to prevent threatened damage, injury or loss. Additional compensation or

Page 35A:

1. , to the extent any of the foregoing is the result of pre-existing conditions.

2. and

3. pre-existing

4. , but only to the extent

5. or misconduct of the Contractor, Subcontractor and/or the consultants, agents or employees of any of the foregoing.

6. or deposited at

7. To the fullest extent permitted by law, the Contractor shall indemnify and hold harmless the Owner and agents and employees of the Owner from and against claims, damages, losses and expenses including, but not limited to, attorneys' fees, arising out of or resulting from performance of the Work in the affected area if in fact the material or substance was brought onto the work site by the Contractor or deposited on the work site by the Contractor or anyone under contract with the Contractor and such material or substance presents the risk of bodily injury or death as described in Subparagraph 10.3.1 or causes the Owner or the work site to be subject to any remediation obligations with regard to any applicable state or federal laws, rules, or regulations relating to hazardous materials, including but not limited to those as defined in Subparagraph 10.3.1 above.

extension of time claimed by the Contractor on account of an emergency shall be determined as provided in Paragraph 4.3 and Article 7. (1)

ARTICLE 11 INSURANCE AND BONDS

(2) 11.1 CONTRACTOR'S LIABILITY INSURANCE

11.1.1 The Contractor shall purchase from and maintain in a company or companies lawfully authorized to do business in the jurisdiction in which the Project is located such insurance as will protect the Contractor from claims set forth below which may arise out of or result from the Contractor's operations under the Contract and for which the Contractor may be legally liable, whether such operations be by the Contractor or by a Subcontractor or by anyone directly or indirectly employed by any of them, or by anyone for whose acts any of them may be liable:

.1 claims under workers' compensation, disability benefit and other similar employee benefit acts which are applicable to the Work to be performed;

.2 claims for damages because of bodily injury, occupational sickness or disease, or death of the Contractor's employees;

.3 claims for damages because of bodily injury, sickness or disease, or death of any person other than the Contractor's employees;

.4 claims for damages insured by usual personal injury liability coverage;

.5 claims for damages, other than to the Work itself, because of injury to or destruction of tangible property, including loss of use resulting therefrom;

.6 claims for damages because of bodily injury, death of a person or property damage arising out of ownership, maintenance or use of a motor vehicle;

.7 claims for bodily injury or property damage arising out of completed operations; and

.8 claims involving contractual liability insurance applicable to the Contractor's obligations under Paragraph 3.18.

11.1.2 The insurance required by Subparagraph 11.1.1 shall be written for not less than limits of liability specified in the Contract Documents or required by law, whichever coverage is greater. Coverages, whether written on an occurrence or claims-made basis, shall be maintained without interruption from date of commencement of the Work until date of final payment and termination of any coverage required to be maintained after final payment.

11.1.3 Certificates of insurance acceptable to the Owner shall be filed with the Owner prior to commencement of the Work. These certificates and the insurance policies required by this Paragraph 11.1 shall contain a provision that coverages afforded under the policies will not be canceled or allowed to expire until at least 30 days' prior written notice has been given to the Owner. If any of the foregoing insurance coverages are required to remain in force after final payment and are reasonably available, an additional certificate evidencing continuation of such coverage shall be submitted with the final Application for Payment as required by Subparagraph 9.10.2. Information concerning reduction of coverage on account of revised limits or claims paid under the General Aggregate, or both, shall be furnished by the Contractor with reasonable promptness in accordance with the Contractor's information and belief.

11.2 OWNER'S LIABILITY INSURANCE

11.2.1 The Owner shall be responsible for purchasing and maintaining the Owner's usual liability insurance.

11.3 PROJECT MANAGEMENT PROTECTIVE LIABILITY INSURANCE

11.3.1 Optionally, the Owner may require the Contractor to purchase and maintain Project Management Protective Liability insurance from the Contractor's usual sources as primary coverage for the Owner's, Contractor's and Architect's vicarious liability for construction operations under the Contract. Unless otherwise required by the Contract Documents, the Owner

Page 36A:

1. and Paragraph 8.3.

2. 11.1 CONTRACTOR'S INSURANCE

11.1.1 Contractor shall, without in any way altering Contractor's liability under the Contract or applicable law, obtain, pay for and maintain insurance for the coverages and amounts of coverage not less than those set forth below in the Schedule of Insurance Coverages and shall provide to Owner certificates of insurance issued by insurance companies satisfactory to Owner to evidence such coverage before any Work commences at the job site. Such certificates shall provide that there shall be no termination, nonrenewal, modification or expiration of such coverage without thirty (30) days' prior written notice to Owner. In the event of any failure by Contractor to comply with the provisions of this Paragraph 11.1, Owner may, at its option, on notice to Contractor, suspend the Contract for cause until there is full compliance with this Paragraph 11.1 and/or terminate the Contract for cause. Alternatively, Owner may purchase such insurance at Contractor's expense, provided that Owner shall have no obligation to do so and if Owner shall do so, Contractor shall not be relieved of or excused from the obligation to obtain and maintain such insurance amounts and coverages. Contractor shall provide to Owner a certified copy of any and all applicable insurance policies upon request of the Owner.

11.1.2 Further, Contractor shall require all Subcontractors to carry similar insurance coverages and limits of liability as required under this Article 11, adjusted to the nature of Subcontractors' operations and submit same to Owner for approval before any Work commences.

11.1.3 In the event Contractor fails to obtain the required certificates of insurance from the Subcontractor and a claim is made or suffered, the Contractor shall indemnify, defend and hold harmless Owner, Owner's partners, the companies and affiliates of Owner and of any partner, and Architect and the shareholders, officers, directors, agents and employees of any of the above mentioned parties from any and all claims for which the required insurance would have provided coverage. This indemnity obligation is in addition to any other indemnity obligation provided in the Contract.

11.2 SCHEDULE OF INSURANCE COVERAGE

11.2.1 Worker's Compensation Insurance. Coverage complying with the law of the states in which the Contractor's Work is to be performed and Employer's Liability insurance with a limit of $5,000,000 each accident, including occupational disease coverage with a limit of $5,000,000 per person subject to aggregate limit of $5,000,000 per annum including:

.1 Coverage for all states except Nevada, N. Dakota, Ohio, Washington, W. Virginia and Wyoming. If any of Contractor's Work is to be performed in any of the

Page 36B:

aforementioned states, Contractor shall participate in the State Fund and provide a Stop Gap Endorsement; and

.2 If watercraft is used by Contractor in connection with performance of any Contractor's Work, USL & H and Maritime endorsements, plus an endorsement to treat claims "In Rem" as a claim against the employer will be attached to policy.

11.2.2 Comprehensive Automobile Liability Insurance. $5,000,000 combined single limit of liability for bodily injuries, death and property damage resulting from any one occurrence, including all owned, hired and nonowned vehicles.

11.2.3 Comprehensive General Liability Insurance. $25,000,000 combined single limit of liability for bodily injuries, death and property damage, and personal injury resulting from any one occurrence, including the following coverages:

.1 Premises and Operations;

.2 Completed Operations for three (3) years after completion of the Work;

.3 Broad Form Comprehensive General Liability Endorsement to include Blanket Contractual Liability (specifically covering, but not limited to, the contractual obligations assumed by Contractor in Subparagraph 11.1.3 and Paragraph 3.18 hereof), Personal Injury (with employment and contractual exclusions deleted) and Broad Form Property Damage coverage;

.4 Independent Contractors;

.5 Delete Exclusions relative to Collapse, Explosion and Underground Property Damage Hazards; and

.6 Cross Liability endorsement.

The limits of liability required in 11.2.1, 11.2.2 and 11.2.3 may be provided using any combination of primary and excess liability policies, provided that, the insurer or carrier is in good standing, and is authorized to do business, in the State of New Jersey and has a minimum Best rating of A+IX.

11.2.4 Umbrella (Excess) Liability Insurance. Umbrella Liability with limits of not less than $75,000,000 to be in excess of 11.2.1, 11.2.2 and 11.2.3 above. Such coverage shall be at least as broad as the primary coverages in 11.2.1, 11.2.2 and 11.2.3 above, with any excess umbrella layers written on a strict following form basis over the primary umbrella. All such policies shall be endorsed to provide defense coverage obligations.

Page 36C:

11.2.5 Broad Form Boiler and Machinery Insurance. Broad Form boiler and Machinery Insurance covering all air conditioning equipment, boilers and other pressure vessels or systems, whether fired or unfired, with a minimum limit of liability in the amount of $5,000,000 for each occurrence.

11.2.6 Performance Bond and Labor and Material Payment Bond.

.1 If requested by Owner, Contractor shall obtain, and shall require each Subcontractor designated by Owner, to obtain a Performance Bond and Labor and Material Payment Bond in the amount of 100% of the applicable Contract Sum. Contractor shall deliver its required bonds not later than the date of execution of the Agreement and deliver the required Subcontractor bonds to Owner not later than the date of execution of the subcontract with any such Subcontractor or if the Work is commenced prior thereto in response to a notice to proceed, the Contractor shall, prior to commencement of the Work, submit evidence satisfactory to Owner that such bonds will be issued.

.2 The bonds shall in all respects conform to the requirements of the law of the state in which the Project is located and shall (1) name as obligees the Owner, Owner's partners and affiliates, any lender(s) of Owner secured in whole or in part by a lien on the Project, and the title insurance company(ies) which has (have) issued title policies to Owner or its lender(s) (who Owner shall specifically identify to Contractor in writing in a timely fashion), (2) be in a form and be issued by a licensed surety satisfactory to Owner, (3) be in an amount equal to 100% of the applicable Contract Sum and (4) be automatically increased in the amount of any additive Change Orders and Construction Change Directives signed by Owner upon thirty (30) days' notice to the issuing surety.

.3 The premium for bonds required above shall be paid by Owner unless such premium is included in the Contract Documents as the obligation of Contractor.

11.3 BUILDER'S RISK INSURANCE

Owner shall procure, pay for, and maintain all-risk builder's risk insurance as follows:

11.3.1 Owner shall carry all-risk builder's risk insurance (subject to a combined deductible per loss not to exceed $50,000) for the full insurable value of all labor and materials incorporated into the construction of the Work, while at the construction site and/or staging area awaiting erection and during erection, until completion and acceptance. Insurance is to cover real and personal property after it is received at the construction site and/or staging area (but not while otherwise stored off-site or in transit). The policy so purchased shall insure Owner, the Contractor and Subcontractors as their interest may appear and shall be so

Page 36D:

written as to provide for reimbursement, in the event of claim for loss or damage, for the entire cost, less the deductible amount as specified above, of repairing or replacing, reconditioning, or reerecting the property lost or damaged with materials of similar kind and quality, including, but not by way of limitation, the cost of materials, labor, supervision, engineering, transportation, insurance premium and taxes.

11.3.2 Contractor shall be responsible for a deductible of $25,000 per loss. Owner shall be responsible for the difference between $25,000 and $50,000 or less, as the case may be, per loss.

11.3.3 Any insured loss or claim of loss pursuant to this Paragraph 11.3 shall be adjusted by the Owner, and any settlement payments shall be made payable to the Owner as trustee for the requirements of any applicable mortgagee clause. Upon the occurrence of an insured loss or claim of loss, monies received will be held by Owner who shall make distribution between Owner and Contractor. If the parties are unable to agree between themselves on the settlement of the loss, such dispute shall be submitted to a court of competent jurisdiction to determine ownership of the disputed amounts but the work of the Project shall nevertheless progress during any such period of dispute without prejudice to the rights of any party to the dispute.

11.3.4 Owner shall not insure nor be responsible for any loss or damage to property of any kind owned, rented or leased by the Contractor, Subcontractors, or their employees, servants or agents, other than property which will become a part of the permanent construction.

11.4 CONTRACTOR'S EQUIPMENT INSURANCE

11.4.1 With respect to Contractor's operations, Contractor shall purchase, maintain, and pay for all-risk Contractor's equipment floater on all machinery, tools, equipment and other similar property in an amount at least equal to their fair market value and any deductible shall be for the account Contractor. This insurance coverage shall be the sole and complete means of recovery for any loss covered by such insurance.

11.5 ADDITIONAL INSURANCE COVERAGE

11.5.1 Contractor agrees for its own account and further agrees that all subcontractors shall specify that, if broader coverage than is provided under this Article 11, or if higher limits are deemed necessary by the Contractor, that Contractor has either affirmatively elected to self assume the exposure or purchase additional insurance coverage, the additional cost of which shall under no circumstances be reimbursed directly or indirectly by Owner.

~~shall reimburse the Contractor by increasing the Contract Sum to pay the cost of purchasing and~~ maintaining such optional insurance coverage, and the Contractor shall not be responsible for purchasing any other liability insurance on behalf of the Owner. The minimum limits of liability purchased with such coverage shall be equal to the aggregate of the limits required for Contractor's Liability Insurance under Clauses 11.1.1.2 through 11.1.1.5.

11.3.2 To the extent damages are covered by Project Management Protective Liability insurance, the Owner, Contractor and Architect waive all rights against each other for damages, except such rights as they may have to the proceeds of such insurance. The policy shall provide for such waivers of subrogation by endorsement or otherwise.

11.3.3 The Owner shall not require the Contractor to include the Owner, Architect or other persons or entities as additional insureds on the Contractor's Liability Insurance coverage under Paragraph 11.1.

11.4 PROPERTY INSURANCE

11.4.1 Unless otherwise provided, the Owner shall purchase and maintain, in a company or companies lawfully authorized to do business in the jurisdiction in which the Project is located, property insurance written on a builder's risk "all-risk" or equivalent policy form in the amount of the initial Contract Sum, plus value of subsequent Contract modifications and cost of materials supplied or installed by others, comprising total value for the entire Project at the site on a replacement cost basis without optional deductibles. Such property insurance shall be maintained, unless otherwise provided in the Contract Documents or otherwise agreed in writing by all persons and entities who are beneficiaries of such insurance, until final payment has been made as provided in Paragraph 9.10 or until no person or entity other than the Owner has an insurable interest in the property required by this Paragraph 11.4 to be covered, whichever is later. This insurance shall include interests of the Owner, the Contractor, Subcontractors and Sub-subcontractors in the Project.

11.4.1.1 Property insurance shall be on an "all-risk" or equivalent policy form and shall include, without limitation, insurance against the perils of fire (with extended coverage) and physical loss or damage including, without duplication of coverage, theft, vandalism, malicious mischief, collapse, earthquake, flood, windstorm, falsework, testing and startup, temporary buildings and debris removal including demolition occasioned by enforcement of any applicable legal requirements, and shall cover reasonable compensation for Architect's and Contractor's services and expenses required as a result of such insured loss.

11.4.1.2 If the Owner does not intend to purchase such property insurance required by the Contract and with all of the coverages in the amount described above, the Owner shall so inform the Contractor in writing prior to commencement of the Work. The Contractor may then effect insurance which will protect the interests of the Contractor, Subcontractors and Sub-subcontractors in the Work, and by appropriate Change Order the cost thereof shall be charged to the Owner. If the Contractor is damaged by the failure or neglect of the Owner to purchase or maintain insurance as described above, without so notifying the Contractor in writing, then the Owner shall bear all reasonable costs properly attributable thereto.

11.4.1.3 If the property insurance requires deductibles, the Owner shall pay costs not covered because of such deductibles.

11.4.1.4 This property insurance shall cover portions of the Work stored off the site, and also portions of the Work in transit.

11.4.1.5 Partial occupancy or use in accordance with Paragraph 9.9 shall not commence until the [illegible] property insurance have consented to such partial

~~occupancy or use by endorsement or otherwise. The Owner and the Contractor shall take~~ reasonable steps to obtain consent of the insurance company or companies and shall, without mutual written consent, take no action with respect to partial occupancy or use that would cause cancellation, lapse or reduction of insurance.

11.4.2 Boiler and Machinery Insurance. The Owner shall purchase and maintain boiler and machinery insurance required by the Contract Documents or by law, which shall specifically cover such insured objects during installation and until final acceptance by the Owner; this insurance shall include interests of the Owner, Contractor, Subcontractors and Sub-subcontractors in the Work, and the Owner and Contractor shall be named insureds.

11.4.3 Loss of Use Insurance. The Owner, at the Owner's option, may purchase and maintain such insurance as will insure the Owner against loss of use of the Owner's property due to fire or other hazards, however caused. The Owner waives all rights of action against the Contractor for loss of use of the Owner's property, including consequential losses due to fire or other hazards however caused.

11.4.4 If the Contractor requests in writing that insurance for risks other than those described herein or other special causes of loss be included in the property insurance policy, the Owner shall, if possible, include such insurance, and the cost thereof shall be charged to the Contractor by appropriate Change Order.

11.4.5 If during the Project construction period the Owner insures properties, real or personal or both, at or adjacent to the site by property insurance under policies separate from those insuring the Project, or if after final payment property insurance is to be provided on the completed Project through a policy or policies other than those insuring the Project during the construction period, the Owner shall waive all rights in accordance with the terms of Subparagraph 11.4.7 for damages caused by fire or other causes of loss covered by this separate property insurance. All separate policies shall provide this waiver of subrogation by endorsement or otherwise.

11.4.6 Before an exposure to loss may occur, the Owner shall file with the Contractor a copy of each policy that includes insurance coverages required by this Paragraph 11.4. Each policy shall contain all generally applicable conditions, definitions, exclusions and endorsements related to this Project. Each policy shall contain a provision that the policy will not be canceled or allowed to expire, and that its limits will not be reduced, until at least 30 days' prior written notice has been given to the Contractor.

11.4.7 Waivers of Subrogation. The Owner and Contractor waive all rights against (1) each other and any of their subcontractors, sub-subcontractors, agents and employees, each of the other, and (2) the Architect, Architect's consultants, separate contractors described in Article 6, if any, and any of their subcontractors, sub-subcontractors, agents and employees, for damages caused by fire or other causes of loss to the extent covered by property insurance obtained pursuant to this Paragraph 11.4 or other property insurance applicable to the Work, except such rights as they have to proceeds of such insurance held by the Owner as fiduciary. The Owner or Contractor, as appropriate, shall require of the Architect, Architect's consultants, separate contractors described in Article 6, if any, and the subcontractors, sub-subcontractors, agents and employees of any of them, by appropriate agreements, written where legally required for validity, similar waivers each in favor of other parties enumerated herein. The policies shall provide such waivers of subrogation by endorsement or otherwise. A waiver of subrogation shall be effective as to a person or entity even though that person or entity would otherwise have a duty of indemnification, contractual or otherwise, did not pay the insurance premium directly or indirectly, and ~~whether or not the person or entity had an insurable interest in the property damaged.~~